NO ACT

DC
P.E. 6-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

August 29, 2007

Victoria R. Westerhaus
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/29/2007

Re: Torotel, Inc.
Incoming letter dated June 5, 2007

Dear Ms. Westerhaus:

This is in response to your letters dated June 5, 2007 and July 19, 2007 concerning the shareholder proposal submitted to Torotel by Basil P. Caloyeras. We also have received a letter on the proponent's behalf dated July 6, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert C. Levy
Seigfreid, Bingham, Levy, Selzer & Gee, P.C.
911 Main Street
Suite 2800
Kansas City, MO 64105

STINSON
MORRISON
HECKER LLP

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 354-0609

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinson.com
www.stinson.com

RECEIVED
2007 JUN -6 PM 12:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 5, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Basil P. Caloyeras

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Torotel, Inc. (the "Company"), to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") the Proposal (as defined below) submitted by Basil P. Caloyeras (the "Proponent"). The letter setting forth such Proposal (the "Proposal Letter") is attached hereto as Exhibit A.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2007 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable because: (a) the Proposal fails to satisfy the technical requirements of Rule 14a-8(b); (b) the Proposal is improper under state law and, thus, is in violation of Rule 14a-8(i)(1); (c) the Proposal would, if implemented, cause the Company to violate state law and, thus, is in violation of Rule 14a-8(i)(2); and (d) the Proposal is actually one of several proposals submitted by other shareholders of the Company who the Company believes are the "alter ego" of the Proponent thereby violating the "one proposal" limit of Rule 14a-8(c). For avoidance of confusion, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14-8(j)(2), I am enclosing six copies of this letter and all exhibits thereto. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

BACKGROUND

This section outlines: (i) the prior shareholder proposal (actually multiple proposals) submitted by the Proponent for the Company's 2006 Annual Meeting of Shareholders; (ii) the circumstances surrounding the submission of the Proposal by the Proponent and the other proposals for the 2007 Annual Meeting of Shareholders (collectively, the "Caloyeras Group Proposals") submitted by each of Alexandra Caloyeras, Aliki Caloyeras (collectively with the Proponent and Alexandra Caloyeras, the "Caloyeras Family"), Daniel Shiffman and Gary and Shirley Wiglesworth (the Caloyeras Family, Mr. Shiffman and the Wiglesworths are collectively referred to herein as the "Caloyeras Group"); and (iii) each of the Caloyeras Group Proposals.

I. Prosposal by the Proponent for the Company's 2006 Annual Meeting of Shareholders

The Proponent submitted a proposal for inclusion in the proxy materials for the Company's 2006 Annual Meeting of Shareholders. Such proposal actually contained multiple proposals and, therefore, was in violation of Rule 14a-8(c). The Company sought to exclude the proposal under Rule 14a-8(c), and the Commission concurred that there was some basis to exclude the proposal for this reason. *See* Torotel, Inc. (November 1, 2006), which we have attached hereto for your convenience as Exhibit B. The text of such proposal reads as follows:

> RESOLVED, that the shareholders of Torotel, Inc. (**"Corporation"**) approve amending Articles Six and Nine of the Corporation's Articles of Incorporation to remove certain provisions of the Corporation's Bylaws that unduly restrict shareholder rights and decrease shareholder value as follows:
>
> Article Six:
>
> "The number of Directors is five. Directors shall be elected by Shareholders holding not less than 50% of outstanding shares at each annual meeting of Shareholders, but if such annual meeting is not held or Directors are not elected thereat, Directors may be elected at a special meeting of Shareholders. Directors shall hold office until the next annual meeting and until their successors are elected and qualified. The declassification effectuated by this provision shall not affect unexpired terms of Directors previously elected."
>
> Article Nine:
>
> "Only a majority of Shareholders may make, alter, amend, suspend or repeal the Bylaws. With respect to the Bylaws currently in effect, each of the following provisions is hereby revoked in its entirety: Article II, Sections 13, 14, and 15; Article III, Section 2, 8, and 10 and Article XIII. Article II, Section 2 shall be amended to read that a

> special meeting of Shareholders may be called by the President, Board of Directors or Shareholders holding not less than 15% of outstanding shares of the Corporation."

As discussed below in greater detail, all of the Caloyeras Group Proposals are identical to "sub-proposals" contained in the proposal submitted by the Proponent for the 2006 Annual Meeting of Shareholders. The Company concluded at that time that each of the "sub-proposals" was actually a separate proposal and, therefore, they were excludable from the proxy materials for the 2006 Annual Meeting of Shareholders. In light of this argument, the Commission concurred that we had some basis to exclude the proposal (and the "sub-proposals") because they violated the "one proposal" rule of Rule 14a-8(c).

II. Circumstances Surrounding the Caloyeras Group Proposals

As noted above, the Company received the Caloyeras Group Proposals from members of the Caloyeras Family, Daniel Shiffman (husband of Aliki Caloyeras) and Gary and Shirley Wiglesworth (whom the Company believes are friends of the Caloyeras Family and also granted a proxy to the Proponent for both the 2005 and 2006 Annual Meetings of Shareholders). The Caloyeras Group Proposals were delivered to the Company in one delivery by Proponent's counsel, who also served as counsel to the Proponent in connection with his proposal for the 2006 Annual Meeting of Shareholders. Shortly after delivery of the Caloyeras Group Proposals, Proponent's counsel contacted me to ensure the Caloyeras Group Proposals had been received and to inquire as to whether the Company would seek to exclude the proposals. At that time, Proponent's counsel did not indicate that they only represented the Proponent or the Caloyeras Family and that they did not represent Mr. Shiffman or the Wiglesworths. In fact, during our call, the attention of Proponent's counsel was focused on all of the Caloyeras Group Proposals.

Furthermore, I received both a voicemail message and an electronic mail message on April 30, 2007 from Proponent's counsel asking that we confirm which proposal was submitted by Alexandra Caloyeras because Proponent's counsel was concerned that the file copy may have been dropped and reassembled incorrectly. In the electronic mail message, Proponent's counsel stated:

> I am following up on our phone conversation with this e-mail to confirm that the proposal submitted by Alexandra Caloyeras was with respect to Article II, Section 14 and the proposal submitted by Mr. Shiffman was with respect to the one year terms of directors. All other proposals are as received by you in your packet. I apologize for the confusion, but, again, we are filing a 13D and want everyone to be on the same page.

On May 4, 2007, on behalf of the Company, we delivered letters to all members of the Caloyeras Group indicating the various technical failures contained in their respective proposals and informing each of them that the Company believed

they may be acting as an undisclosed "group" in violation of Section 13(d)(1) of the Exchange Act. For reasons discussed herein, the Company believed at that time and still believes today that the other members of the Caloyeras Group are in fact the "alter egos" of the Proponent. Each of these letters is attached hereto as Exhibit C (collectively, the "Deficiency Letters"). The Deficiency Letters contain copies of the Caloyeras Group Proposals. Proponent's counsel received copies of all of the Deficiency Letters.

Following receipt of the Deficiency Letters, Proponent's counsel contacted me and said their firm represented the Caloyeras Family and did not represent Mr. Shiffman or the Wiglesworths. During our conversation, I told Proponent's counsel that the Company would not pursue the undisclosed "group" issue (under Section 13(d)(1) of the Exchange Act) as a basis for exclusion of the Caloyeras Group Proposals; however, I indicated to him and later confirmed by email that this would not preclude the Company from moving forward with its plans to seek to exclude the Caloyeras Group Proposals on various other bases, including the "alter ego" theory under Regulation 14A.

On May 20, 2007, the Company received letters from Proponent's counsel, on behalf of the Caloyeras Family, and the Wiglesworths (each a "Response Letter"). The Response Letters are attached hereto as Exhibit D. Each of these letters claimed that there was no "group" for federal securities law purposes. The Response Letters appear to be inconsistent with the inference from the prior email and voicemail messages from Proponent's counsel noted above.

III. The Proposal and the Other Caloyeras Group Proposals

The Proposal is as follows:

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Nine of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of removing certain related provisions of the Corporation's Amended and Restated By-Laws and preventing further amendment that would have adverse effects on shareholder rights, which will read as follows:

Article Nine as Amended:

"Only a majority of the Shareholders shall have the power to make, alter, amend, suspend or repeal the By-Laws for the Corporation from time to time."

New Article to be Added at End of Articles of Incorporation:

"With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII."

The proposal from Alexandra Caloyeras is as follows:

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending the Corporation's Articles of Incorporation by adding a new Article to the Articles of Incorporation that would have the effect of removing certain provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

New Article to be Added at End of Articles of Incorporation:

"With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article II, Section 14."

The proposal from Aliki Caloyeras is as follows:

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Six of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of reducing the number of directors to five and removing certain related provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

Article Six:

"The number of directors for the Corporation who shall be elected from time to time by a majority of the Shareholders is five."

New Article to be Added at End of Articles of Incorporation:

"With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: The first sentence of Article III, Section 2."

The proposal of Daniel Shiffman is as follows:

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Six of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of requiring each member of the board of directors to be elected annually and removing

certain related provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

Article Six—Add <u>after</u> the first sentence of Article Six the following:

"The term for all directors currently serving as directors shall expire at the Annual Meeting of the Shareholders to be held on September 17, 2007. Thereafter, each director shall serve a term of one year and until his successor is elected and qualified."

New Article to be Added at End of Articles of Incorporation:

"With respect to the By-Laws in effect as of the date of this amendment, the following provisions are hereby revoked in its entirety: All provisions of Article III, Section 2, <u>except for</u> the first sentence of the same."

<u>The proposal of the Wiglesworths is as follows</u>:

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending the Corporation's Articles of Incorporation by adding a new Article to the Articles of Incorporation that would have the effect of removing certain provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

New Article to be Added at End of Articles of Incorporation:

"With respect to the By-Laws in effect as of the date of this amendment, Article II, Section 2 shall be amended to read that a special meeting of Shareholders may be called by the President, Board of Directors or shareholders holding not less than 15% of the outstanding shares of the Corporation."

As the Staff will note and as we discuss below, all of the Caloyeras Group Proposals are identical to "sub-proposals" (which were actually individual proposals in violation of Rule 14a-8(c)) of the proposal made by the Proponent in 2006. Simply stated, this year the Proponent took his 2006 proposal and merely allocated one "sub-proposal" among each member of the Caloyeras Family, Daniel Shiffman and the Wiglesworths in an effort to avoid the "one proposal" limit of Rule 14a-8(c).

<u>BASES FOR EXCLUDING THE PROPOSAL</u>

I. <u>The Proposal May Be Excluded Pursuant to Rule 14a-8(b) Because the Proponent Does Not Intend to Hold the Securities Through the Date of the 2007 Annual Meeting of Shareholders</u>

As you are aware, Rule 14a-8(b) requires that a shareholder provide an unqualified written statement that it intends to own the securities through the date of the shareholders meeting. *See also* Exxon Mobil Corporation (January 23, 2001) and AmVestors Financial Corporation (January 3, 1996). The purpose of this rule is based on the policy that a company should be able to exclude proposals from a shareholder who does not have a measured economic stake or investment interest in the company. *See* Release No. 34-200091 (August 16, 1983).

The Proponent noted in the Proposal Letter that he intends to hold his shares of common stock through the 2007 Annual Meeting of Shareholders; however, this statement is false and the Proponent lacks the ability to make it true. The Proponent and the other members of the Caloyeras Family have agreed to sell their shares back to the Company.

On April 17, 2007, the Company and the Caloyeras Family entered into a purchase option settlement agreement (the "Option Agreement" a copy of which was filed with the SEC on April 20, 2007 on Form 8-K and is attached hereto as Exhibit E) pursuant to which the Company has the unilateral option to purchase all of the shares of common stock of the Company held by the Caloyeras Family. This option is solely exercisable in the discretion of the Company. The Caloyeras Family has no legal authority to stop the Company from exercising its option and purchasing all of the shares held by each member of the Caloyeras Family. The Caloyeras Family entered into the Option Agreement for the purpose of disposing of all of their shares. There is no clearer evidence of an absence of commitment on the Proponent's part to retain the shares through the 2007 Annual Meeting of Shareholders.

The Company brought this to the attention of the Proponent in the Deficiency Letter. In response, Proponent's counsel, on behalf of the Proponent, stated on page 2 of the Caloyeras Response Letter that:

> [s]pecifically, to the extent that the Company fails to, or chooses not to, exercise its option to purchase the shares covered by the option, the Caloyeras Family Members (and the Caloyeras Family Partnership) have every intention of holding their shares through the date of the Annual Meeting of Shareholders.

Such a qualified statement is not allowed under Rule 14a-8(b). *See* Exxon Mobil Corporation (January 23, 2001) and AmVestors Financial Corporation (January 3, 1996).

The Proponent cannot make such a statement without a qualification (whether express or implicit) because the Proponent granted a unilateral option to the Company to buy back all of his shares. Proponent's counsel, on behalf of the Proponent, further stated that "it is the expectation and the intention of the Caloyeras Family Members that they will continue to hold the subject shares through the date of the Annual Meeting of Shareholders." If the Proponent "intended" to hold the shares, then why did he (and the other members of the Caloyeras Family) grant a unilateral right to the Company to buy back the shares? Clearly the intent of the Proponent is to sell the

shares and not to hold them through the 2007 Annual Meeting of Shareholders. For the Proponent to claim otherwise is disingenuous.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the Company's 2007 Proxy Materials.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because It Is Improper Under State Law

As you are aware, the purpose of the basis for exclusion provided under Rule 14a-8(i)(1) is to prevent shareholders from proposing shareholder action on matters that are not proper subjects for a shareholder vote. According to the Commission:

> proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

See Release No. 34-12999 (November 22, 1976). As the Commission will note, the Proposal is structured as a "mandatory" proposal to be submitted directly to a shareholder vote. The proposal is not "precatory," asking the Board of Directors to propose such an amendment to the shareholders.

For the reasons discussed below, such a proposal may not be submitted directly to the shareholders of the Company by another shareholder. Only the Company's Board of Directors (the "Board of Directors") has the authority to submit the Proposal to the Company's shareholders for a vote because the Proposal is for an amendment to the Company's Articles of Incorporation (the "Articles of Incorporation" a copy of which is attached hereto as Exhibit F). Under § 351.090 of the Missouri General and Business Corporation Law (the "MGBCL"), any amendment to the Articles of Incorporation may be submitted to the shareholders for a vote only by the Board of Directors. To rob the Board of Directors of its ability to decide whether to submit the Proposal to the shareholders for a vote, or to force the Board of Directors to submit the Proposal to the shareholders for a vote, is in direct opposition to Missouri law and the intent of the Missouri legislature.

Pursuant to § 351.090 of the MGBCL, any shareholder proposal seeking to amend the articles of incorporation of a company cannot be submitted directly by one shareholder to the other shareholders of the company for purposes of voting on such amendment; it can only be submitted to the shareholders for a vote by the company's board of directors. MGBCL § 351.090.2.(1) states:

> [t]he board of directors may adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a

> meeting of shareholders, which may be either an annual or a special meeting, except that the proposed amendment need not be adopted by the board of directors and may be directly submitted *by the board of directors* to any annual or special meeting of shareholders. *(Emphasis added.)*

In 2006, Missouri's legislature specifically added clarifying language (italicized above) in this statute to address a perceived ambiguity as to whether the board of directors was the exclusive gatekeeper with respect to proposals to amend the articles of incorporation. There is no reference in MGBCL § 351.090 to any power of the shareholders to bypass the board of directors of a corporation and vote on all articles amendments. The position of the Missouri legislature is clear – any proposal to amend the articles of incorporation must first be presented to the board of directors, and the board of directors may then decide whether to send it to a shareholder vote. There is no case law in Missouri contravening or seeking to limit this provision. The language of this provision is clear and unambiguous: the board of directors is the gatekeeper of amendments to the articles of incorporation and gets to decide whether to submit amendments of the articles of incorporation to the shareholders for a vote.

If the Board of Directors was not allowed to exercise its discretion with respect to the submission of the Proposal to the shareholders, or the Board of Directors was forced to submit the Proposal to the shareholders in the 2007 Proxy Materials, § 351.090 of the MGBCL and the clear intent of the Missouri legislature would be violated. Such action is exactly what Rule 14a-8(i)(1) was intended to prevent. The Commission has held on numerous occasions that proposals that are improper under state law may be excluded. *See* PG&E Corporation (January 18, 2001) and Badger Paper Mills, Inc. (March 15, 2000). Although the Company recognizes that the Commission has allowed a proposal to be submitted so long as the shareholder makes it "precatory," in the present case, the Company believes that, given Proponent's past inability to comply with Regulation 14A and for the other reasons discussed herein, the Proponent should not be allowed a chance to revise the Proposal to make it "precatory."

We have attached hereto as Exhibit G a copy of § 351.090 of the MGBCL and an opinion of counsel supporting the foregoing analysis.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the Company's 2007 Proxy Materials.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause the Company to Violate State Law

As noted herein, the Proposal provides for the amendment of the Company's Articles of Incorporation to amend the ways in which the Company's Bylaws (the "Bylaws" a copy of which is attached hereto as Exhibit H) may be amended. Also as

noted above, the Proposal is structured as a "mandatory" proposal and not as a "precatory" proposal.

Pursuant to § 351.090 of the MGBCL, any shareholder proposal seeking to amend the articles of incorporation of a company cannot be submitted directly by one shareholder to the other shareholders of the company for purposes of voting on such amendment. It can only be submitted to the shareholders for a vote by the company's board of directors. The text of MGBCL § 351.090.2(1) is quoted above and is clear on this point. As noted above, the Missouri legislature specifically clarified the law in 2006 to address this issue. The language of this provision is clear and unambiguous: the board of directors is the gatekeeper of amendments to the articles of incorporation and gets to decide whether to submit amendments of the articles of incorporation to the shareholders for a vote.

If (i) the Board of Directors was precluded from exercising the discretion granted to it under Missouri law, (ii) the Company was forced to include the Proposal in the 2007 Proxy Materials and (iii) the Proposal was approved by the shareholders, the underlying amendment would be illegal under Missouri law because the Board of Directors would not have been allowed to exercise its rights and perform its obligations under Missouri law and the Proposal would not be duly submitted to the shareholders. The Company respectfully submits that to allow a shareholder to force the Company to violate Missouri law in such a way is the exact scenario that Rule 14a-8(i)(2) was intended to prevent. As you are aware, the Commission has held on numerous occasions that a proposal may be excluded if the proposal cannot be lawfully implemented under state corporate law. *See* Dayton Hudson Corporation (March 25, 1999); International Business Machines Corporation (January 27, 1999); TRW Inc. (March 6, 2000); Health Risk Management, Inc. (April 3, 2000).

We have attached hereto as Exhibit I an opinion of counsel supporting the foregoing analysis.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the Company's 2007 Proxy Materials.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(c) Because The Proposal Is One of Several Proposals Submitted by the Proponent and the Other Members of the Caloyeras Group Who Are the Alter Egos of the Proponent

Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) provides that a proponent may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. If a proponent submits more than one proposal, the registrant is required by Rule 14a-8(f)(1) to provide the proponent the opportunity to reduce the items submitted to the limit provided by the rule within 14 calendar days of notification by the registrant to the proponent of the limitation. In adopting this rule, the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various tactics:

> [t]he Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a "No-Action" letter concerning the omission from their proxy materials of the proposals at issue.

Release No. 34-12999 (November 22, 1976). *See also*, Release No. 34-20091 (August 16, 1983).

As you are aware, the Commission has consistently taken a no-action position pursuant to Rule 14a-8(c) and its predecessor rule when an issuer provides reasonable evidence of the utilization of maneuvers intended to evade the "one proposal" limitation. *See* Drexler Technology Corporation (June 14, 1999) (the Commission permitted omission of multiple proposals orchestrated and coordinated by a single individual that were submitted by multiple nominal proponents); BankAmerica Corporation (February 8, 1996) (different proponents submitted separate proposals which had same telephone numbers, dates, and format, and the Commission permitted omission of the proposals); Weyerhaeuser Company (December 20, 1995) (no-action position taken where proponents had same address, were of same immediate family and were working together); NMR of America, Inc. (May 11, 1993) (the Commission concluded that proposals were excludable where evidence showed that husband had authored both proposals); Dominion Resources, Inc. (February 24, 1993) (no-action position taken where proposals were coordinated by single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken where several proposals were "masterminded" by single proponent); Texas Instruments Inc. (proposals submitted by proponent, his daughter, corporation and foundation were sufficiently related to be considered proposals of a single proponent). Specifically, the Commission has indicated that multiple proponents will be treated as one proponent for purposes of Rule 14a-8(c) when an issuer meets its burden of establishing that one proponent is the "alter ego" of another proponent, that one proponent possesses "control" over the shares owned of record, or beneficially, by another proponent, or that one proponent is acting on behalf of another proponent. *See* BankAmerica Corporation (February 8, 1996); Stone & Webster, Inc. (March 3, 1995); Banc One Corporation (February 2, 1993).

The Commission has further found that the mere presence of influence over proponents, even in the absence of explicit control or domination over cooperating proponents, may be sufficient to justify the omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. *See* International Business Machines Corporation (January 26, 1998); Banc One Corporation (February 2, 1993); TPI Enterprises, Inc. (July 18, 1987). In addition, there are numerous instances in which the Commission has issued a no-action opinion based not on the existence of outright "control," but on evidence that the proponents acted in a coordinated,

arranged, or manipulated manner with the evident purpose of avoiding the "one proposal" rule. *See* Drexler Technology Corporation (June 19, 1999); Weyerhauser Company (December 20, 1995); Dominion Resources, Inc. (February 24, 1993).

In analyzing an "alter ego" claim, the nature of relationships between the shareholders, similarities relating to the submission and format of the proposals, past behavior, and evidence of maneuvers by a proponent to try and avoid the "one proposal" limitation, are among the factors the Commission has considered in determining that no-action relief is appropriate. In order to analyze the facts surrounding the Caloyeras Group Proposals, the following sections summarize critical facts. As the Commission will note, the facts described below bear an incredibly strong resemblance to the facts found in Drexler Technology Corporation (June 19, 1999), Dominion Resources, Inc. (February 24, 1993), TPI Enterprises, Inc. (July 18, 1987), Banc One Corporation (February 2, 1993), and BankAmerica Corporation (February 8, 1996), as well as other no action letters identified above, where the Commission has found a basis for allowing exclusion of the subject shareholder proposals under Rule 14a-8(c).

A. Identical Concepts Involved in 2006 Proposal Submitted by the Proponent and the Caloyeras Group Proposals

As noted in Torotel, Inc. (November 1, 2006), the proposal submitted by the Proponent for the 2006 Annual Meeting of Shareholders contained multiple proposals. These proposals related to amendments of the Articles of Incorporation and the Bylaws (via amendments to the Articles of Incorporation). As described in Torotel, Inc. (November 1, 2006): (i) one amendment sought to reduce the number of directors to five; (ii) a second amendment sought to provide for majority voting for director elections; (iii) a third amendment sought to provide for election of directors at annual and special meetings; (iv) a fourth amendment sought to provide for the Board of Directors to be declassified; (v) a fifth amendment sought to provide that only a majority of the shareholders can amend the Bylaws; (vi) a sixth amendment sought to remove the advance notice Bylaw provisions related to director nominations; (vii) a seventh amendment sought to remove the advance notice provisions for shareholder proposals; (viii) an eighth amendment sought to delete the provision that the Chairman will preside over shareholder meetings; (ix) a ninth amendment sought to address the filling of director vacancies; and (x) a tenth amendment sought to provide that shareholders holding at least 15% of the stock of the Company can call a special meeting.

The concepts covered by each of the Caloyeras Group Proposals are identical to "sub-proposals" (which were actually separate proposals) included in Mr. Caloyeras' 2006 proposal. Furthermore, the manner in which they address each concept and propose resolution is also identical. To summarize: (a) the Proponent's Proposal seeks to provide that only a majority of the shareholders can amend the Bylaws (identical to item (v) above); (b) Alexandra Caloyeras' proposal seeks to delete the advance notice Bylaw requirements for shareholder proposals (identical to item (vii) above); (c) Aliki Caloyeras' proposal seeks to reduce the number of

directors to five (identical to item (i) above); (d) Daniel Shiffman's proposal seeks to declassify the Board of Directors (identical to item (iv) above); and (e) the Wiglesworth's proposal seeks to provide that shareholders holding at least 15% of the stock of the Company can call a special meeting (identical to item (x) above).

The current situation bears a strong resemblance to the situations found in Drexler Technology Corporation (June 19, 1999), Dominion Resources, Inc. (February 24, 1993), TPI Enterprises, Inc. (July 18, 1987), Banc One Corporation (February 2, 1993), and BankAmerica Corporation (February 8, 1996), as well as other no action letters identified above. In all of those instances, the Commission allowed the company to exclude the proposals on the basis that they violated Rule 14a-8(c). The Proponent will likely submit that the similarities are mere coincidence; however, the chance that these closely-related shareholders "coincidentally" submitted distinct proposals that are all identical to "sub-proposals" submitted as part of one proposal by the Proponent in 2006 is very remote. The logical explanation is that the Proponent, having learned from his prior unsuccessful attempt to get his proposals included in the proxy materials for the 2006 Annual Meeting of Shareholders, simply allocated one "sub-proposal" to each member of the Caloyeras Group for submission to the Company in an effort to evade the "one proposal" rule. The Company believes that the only reason the other proposals from the Proponent's 2006 proposal were not submitted for inclusion in the 2007 Proxy Materials is that the Proponent was unable to find other shareholders sympathetic to his objectives and willing to submit a proposal.

B. Identical Language Utilized in the Proposals and Related Letters from the Caloyeras Group

The Proposal and the Proposal Letter are identical in an unusual number of respects with each of the other Caloyeras Group Proposals and the proposal letters related thereto. The text of the Proposal Letter is identical to that of each proposal letter submitted by the other members of the Caloyeras Group. In fact, it appears that all of the proposals and proposal letters were drafted by the Proponent or his counsel, who was also involved in the preparation of the Proponent's 2006 proposal.

Evidence to support this conclusion includes: (a) the text in every proposal letter is identical in font size and type; (b) the subject line in each proposal letter states in bold text "**RE: Notice of Shareholder Proposal**"; (c) the words are identical in each proposal letter; (d) each proposal letter has the defined term "**Corporation**" in bold; (e) each proposal letter has a reference to "Annex A" on the first line of the first paragraph; (f) each proposal letter ends with "Respectfully submitted,"; (g) each proposal letter has a signature line for the sender; (h) most of the proposal letters have lines under the share amounts and addresses of each sender; (i) the date is centered in the exact location on every proposal letter; (j) the format of each Caloyeras Group Proposal is identical; (k) every Caloyeras Group Proposal includes the phrase "[the] proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law" at the end of the supporting statement; (l) the proposal letters are substantially identical to the proposal letter submitted by the Proponent in 2006; (m)

the format of each Caloyeras Group Proposal is identical to the format of the proposal submitted by the Proponent in 2006; and (n) the supporting statement in the Proponent's 2006 proposal contains the phrase identified in (k) above.

The overwhelming number of similarities, the presence of lines seemingly symbolizing place holders in which members of the Caloyeras Group should fill in certain information and the presence on certain proposal letters of identical document identification numbers, clearly indicate that someone, likely the Proponent or his counsel, prepared all of the proposal letters and the Caloyeras Group Proposals. The above noted examples serve to make it clearer that the current situation bears a strong resemblance to the situations found in Drexler Technology Corporation (June 19, 1999), Dominion Resources, Inc. (February 24, 1993), TPI Enterprises, Inc. (July 18, 1987), Banc One Corporation (February 2, 1993) and BankAmerica Corporation (February 8, 1996), as well as other no action letters identified above. As noted above, in all of those instances, the Commission allowed the company to exclude the proposals on the basis that they violated Rule 14a-8(c).

The Company believes that the Proponent (or his counsel) (i) prepared all of the Caloyeras Group Proposals and the related proposal letters, and (ii) delivered such letters and proposals to each member of the Caloyeras Group in order for such members to fill in the applicable information, place on separate letterhead and execute. The Company further believes that the Proponent directed his counsel to collect all of the Caloyeras Group Proposals and proposal letters and to deliver such documents to the Company. These beliefs are based on the facts described herein, including the conversations between us and Proponent's counsel noted above and the voice mail and electronic mail messages from Proponent's counsel described above. These facts clearly demonstrate that the present situation involves an attempt to use "alter egos" to evade the "one proposal" rule.

C. Coordination of Proposals

The Caloyeras Group Proposals are so closely coordinated that it is apparent that the Proponent (or his counsel) drafted the Caloyeras Group Proposals. As described above, several of the proposal letters have identical document identification numbers as well as other incredible similarities. The fact that the Caloyeras Group Proposals and proposal letters bear an astonishing resemblance to the proposal and related proposal letter submitted by the Proponent in 2006 strongly suggests that the Proponent (or his counsel) drafted all of the Caloyeras Group Proposals and the proposal letters.

Evidence of coordination beyond mere coincidence is evident in numerous instances. First, although shareholders have the power to amend the Bylaws, the Proponent and every other member of the Caloyeras Group sought to bring their proposals (to effectively amend the Bylaws) as amendments to the Articles of Incorporation and, thus, attempt to bypass the supermajority voting requirement for amendments to the Bylaws. It is very strange that they would all employ the same strategy given a plain reading of the Bylaws outlines that shareholders can amend the

Bylaws (but with a supermajority voting requirement). Furthermore, this strategy follows the exact same strategy employed by the Proponent in 2006.

Second, the Proponent and every other member of the Caloyeras Group sought to protect the other Caloyeras Group Proposals in the event the Proponent's Proposal was successfully excluded or failed to garner enough votes. The strategy that is being employed is aimed at attempting to amend the Bylaws via the Articles of Incorporation. By putting the amendment in the Articles of Incorporation, the only way such amendments can be repealed is through shareholder vote. If the Proponent's Proposal failed and the other Caloyeras Group Proposals were for Bylaw amendments instead of amendments to the Articles of Incorporation, the Board of Directors, in most circumstances, would be able to amend, alter or repeal such Bylaw amendments without a shareholder vote. This strategy is identical to the strategy employed by the Proponent in 2006. Once again, the chance that all of the shareholders would separately employ such a unique strategy is highly remote.

Third, the proposal from Aliki Caloyeras seeks to amend only the first sentence of Article III, Section 2 of the Bylaws, while the proposal from Daniel Shiffman seeks to amend the rest of Article III, Section 2 of the Bylaws. This level of coordination and the precision of the proposed amendments suggests one person drafted all of the Caloyeras Group Proposals.

Fourth, the Caloyeras Group Proposals were all delivered in one package at the same time by Proponent's counsel and such counsel contacted me regarding all of the proposals. Furthermore, Proponent's counsel on April 30, 2007, delivered email and voice mail messages to me that strongly suggest that Proponent's counsel assembled (and may have prepared) all of the proposal letters. This is further evidence that the Proponent controlled the development and delivery of the Caloyeras Group Proposals through his counsel.

The above noted examples serve to make it clearer that the current situation bears a strong resemblance to the situations found in <u>Drexler Technology Corporation</u> (June 19, 1999), <u>Dominion Resources, Inc</u>. (February 24, 1993), <u>TPI Enterprises, Inc.</u> (July 18, 1987), <u>Banc One Corporation</u> (February 2, 1993) and <u>BankAmerica Corporation</u> (February 8, 1996), as well as other no action letters identified above. As noted above, in all of those instances, the Commission allowed the company to exclude the proposals on the basis that they violated Rule 14a-8(c).

D. <u>The Proponent Is the Leader</u>.

The Proponent is the uncontested leader of the Caloyeras Family and has been the lead representative and manager of the Caloyeras Family's business as it relates to the Company. The Proponent runs the family's other business interests as well. Since before the 2006 Annual Meeting of Shareholders, the Proponent has been the only one of the Caloyeras children to meet with Company officials or represent Caloyeras Family interests with management of the Company. To our knowledge, neither Aliki Caloyeras nor Alexandra Caloyeras has attended a shareholders meeting of the Company; in fact, the Caloyeras Family members grant their proxies to the

Proponent. Furthermore, the Proponent was the sole family negotiator with respect to the Option Agreement. Based on these facts and the Company's experience with the Proponent, the Company believes that the Proponent is the leader of the Caloyeras Family and exercises control over Alexandra and Aliki Caloyeras with respect to Company issues. In fact, he has always represented himself as the leader of the Caloyeras Family.

Mr. Shiffman is the husband of Aliki Caloyeras. Given the fact that (i) the Company believes he was not a shareholder prior to the start of his relationship with Aliki Caloyeras, (ii) Mr. Shiffman holds a nominal number of shares (1,400 shares out of more than 5.3 million shares outstanding) of the Company, (iii) he granted a proxy to the Proponent for both the 2005 and 2006 Annual Meeting of Shareholders and (iv) he has never sought to bring proposals in his individual capacity at other shareholders meetings for the Company, along with the other facts described above, it is reasonable to assume that Mr. Shiffman is a pawn of the Proponent with respect to issues related to the Company.

With respect to the Wiglesworths, the Company has reason to believe they are friends of the Caloyeras Family. As with Mr. Shiffman, given the fact that (i) the Wiglesworths hold a nominal number of shares (5,000 shares out of over 5.3 million shares outstanding) of the Company, (ii) they granted a proxy to the Proponent for both the 2005 and 2006 Annual Meeting of Shareholders and (iii) they have never previously communicated shareholder proposals to the Company, along with the other facts described above, it is reasonable to assume that the Wiglesworths are acting at the direction or on behalf of the Proponent.

As noted above, the current situation bears a strong resemblance to the situations found in Drexler Technology Corporation (June 19, 1999), Dominion Resources, Inc. (February 24, 1993), TPI Enterprises, Inc. (July 18, 1987), Banc One Corporation (February 2, 1993) and BankAmerica Corporation (February 8, 1996), as well as other no action letters identified above. As also noted above, in all of those instances, the Commission allowed the company to exclude the proposals on the basis that they violated Rule 14a-8(c).

E. Conclusion

As noted above, in 2006, the Proponent sought to include shareholder proposals in the Company's proxy materials, but failed due to his violation of the "one proposal" rule. This latest attempt is nothing more than an attempt to bypass the "one proposal" rule by having the proposals separately submitted by different people. The facts outlined above illustrate exactly the type of behavior the Commission seeks to prohibit. The facts set forth above are substantially similar to a number of the factual situations outlined in the no action letter precedent cited herein. These facts and the precedent established by the Commission mandate that the Company be allowed to exclude the Proposal from the 2007 Proxy Materials.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the Company's 2007 Proxy Materials.

UNDISCLOSED "GROUP" IN VIOLATION OF SECTION 13(d)(1)

Although the Company does not seek to exclude the Proposal on the basis that the Caloyeras Group is an undisclosed "group" in violation of Section 13(d)(i) of the Exchange Act, the Company believes it is necessary to alert the Commission that it believes that an undisclosed "group" may be present. As we have noted above, the Company believes this "group" is led by the Proponent.

As you are aware, Section 13(d)(1) of the Exchange Act requires any person who acquires beneficial ownership (directly or indirectly) of more than 5% of any Section 12 registered class of securities to file a Schedule 13D with the issuing company and the Commission within 10 days after such acquisition. Under Section 13(d)(3) of the Exchange Act, a "person" includes two or more persons acting as a partnership, syndicate, or other group "for the purpose of acquiring, holding or disposing of the securities of an issuer." The Commission promulgated Rule 13d-5(b) to expand the purpose provision of Section 13(d)(3):

> When two or more persons agree to act together for the purpose of acquiring, holding, *voting* or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the [Exchange] Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.

Release Nos. 33-5925, 34-14692 (April 21, 1978) (emphasis added.)

Most courts have held that a Section 13(d) group "'need not be committed to acquiring, holding, voting, or disposing of securities on a specific set of terms. All that is required is that the members of the group have combined to further a common objective with regard to *one* of those activities.'" Schaffer v. CC Investments, LDC, 2002 U.S. Dist. LEXIS 24511, *13 (S.D.N.Y. 2002), further proceedings at Schaffer v. CC Investments, LDC, 280 F. Supp.2d 128 (S.D.N.Y. 2003), Schaffer v. CC Investments, LDC, 286 F. Supp.2d 279 (S.D.N.Y. 2003), Schaffer v. CC Investments, LDC, 2003 U.S. Dist. LEXIS 19521 (S.D.N.Y. 2003) (citing Morales v. Freund, 163 F.3d 763, 767 n.5 (2d Cir. 1999); Morales v. Quintel Entertainment, Inc., 249 F.3d 115, 124 (2d Cir. 2001); Wellman v. Dickinson, 682 F.2d 355, 363 (2nd Cir. 1982)).

We have inquired with Proponent's counsel regarding the presence of a "group"; however, in the face of the facts and circumstances, Proponent's counsel claims that a "group" does not currently exist.

CONCLUSION

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2007 Proxy Materials. We request that the Staff deliver its response to this letter via U.S. mail and facsimile to the facsimile number on the first page of this letter (for the Company and its counsel) and to the facsimile number on the first page of the Response Letter (for the

Proponent and his counsel). We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at the number listed on the first page of this letter.

Sincerely,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

Enclosures
cc: H. James Serrone
Basil P. Caloyeras

EXHIBIT A

(See attached)

Caloyeras

April 20, 2007

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 986066 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, CA 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Basil P. Caloyeras

2041 West 139th Street • Gardena, California 90249
Tel. 310.527.8100 • Fax. 310.527.8101

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Nine of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of removing certain related provisions of the Corporation's Amended and Restated By-Laws and preventing further amendment that would have adverse effects on shareholder rights, which will read as follows:

Article Nine, as Amended:

> "Only a majority of the Shareholders shall have the power to make, alter, amend, suspend or repeal the By-Laws for the Corporation from time to time."

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII."

Supporting Statement

Limiting the ability of shareholders to take governance actions granted to them by law unduly restricts their rights and decreases shareholder value by preventing shareholders from legally protecting their investment in the Corporation.

On June 30, 2006, the Board amended and restated the By-Laws to restrict shareholders from properly presenting and acting upon matters at shareholder meetings. The amendments increased to two-thirds the shareholder vote required to amend the By-Laws. These new By-Laws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the expense of shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

EXHIBIT B

(See attached)

YK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

November 1, 2006

Victoria R. Westerhaus
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/1/2006

Re: Torotel, Inc.
Incoming letter dated August 2, 2006

Dear Ms. Westerhaus:

This is in response to your letters dated August 2, 2006, and August 23, 2006 concerning the shareholder proposal submitted to Torotel by Basil P. Caloyeras. We also have received letters on the proponent's behalf dated August 9, 2006 and August 15, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert C. Levy
Seigfreid, Bingham, Levy, Selzer & Gee, P.C.
911 Main Street
Suite 2800
Kansas City, MO 64105

November 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Torotel, Inc.
Incoming letter dated August 2, 2006

The proposal calls for the articles of incorporation to be amended to reduce the number of directors from seven to five, to declassify the board of directors, to permit only shareholders to make, alter, amend, suspend or repeal the by-laws, to revoke certain provisions of the by-laws relating to the ability of directors to fill vacancies on the board of directors and to establish an executive committee of directors, to revoke certain provisions of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting or to nominate directors, to revoke the provision of the by-laws relating to the presiding officials at shareholder meetings, and to permit shareholders holding not less than fifteen percent of outstanding shares to call special meetings of shareholders.

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Torotel relies.

We note that Torotel did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Torotel's request that the 80-day requirement be waived.

Sincerely,

Mary Beth Breslin
Special Counsel

STINSON
MORRISON
HECKER LLP

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinsonmoheck.com
www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 854-0609

August 2, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Basil P. Caloyeras

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Torotel, Inc. (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") the Proposal (as defined in Section II.C. below) submitted by Basil P. Caloyeras (the "Proponent"). The Proposal Letters (as defined below) are attached hereto as Exhibit A.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable because: (a) the Proposal contains multiple shareholder proposals in violation of Rule 14a-8(c); (b) the Proposal was not submitted in a timely manner in accordance with Rule 14a-8(e); (c) the Proposal violates certain anti-bundling requirements in Rule 14a-4; and (d) the Proposal's supporting statement contains false and misleading statements in violation of Rule 14a-9. For avoidance of confusion, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the Proposal Letters and (iii) the Deficiency Letter (as defined below). In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

I. Waiver of 80-Day Submission Requirement under Rule 14a-8(j)(1)

As a preliminary matter, the Company hereby requests that it be permitted to file, and the Commission accept, this submission less than 80 days prior to the anticipated filing date of the 2006 Proxy Materials. The Company's 2006 Annual Meeting of Shareholders is set to be held on September 18, 2006 and the delivery to the shareholders of the 2006 Proxy Materials is planned to be on or about August 18, 2006. Based on the foregoing, the deadline was May 29, 2006 for submission to the Commission of a no action request for exclusion of a shareholder proposal. Considering the Company did not receive the initial Caloyeras proposals until July 5, 2006 or the Proposal (which is the revision of those proposals into one proposal) until July 21, 2006 (more than one month and almost two months, respectively, past the May 29, 2006 deadline), a timely submission by the Company was not possible.

As discussed later in this letter, the Company believes the Proponent had no justifiable reason for submitting the Proposal (or its predecessor proposals) in such an untimely fashion. The proxy materials for the 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials") specifically stated that the deadline for submission of shareholder proposals for inclusion in the proxy statement was April 21, 2006. Furthermore, the date of the 2006 Annual Meeting of Shareholders was not moved more than 30 days from the date of the 2005 Annual Meeting of Shareholders, which was convened on September 19, 2005. Finally, as the letter from the Company to the Proponent attached hereto as Exhibit B (the "Deficiency Letter") and the submission of this letter evidence, the Company has acted in a timely manner responding to the Proponent regarding its submission and in submitting this letter to the Division.

Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission; provided, however, that the Staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates "good cause" for missing the deadline. The Staff has previously found such good cause to exist where the proponent has not provided the proposal in a timely manner so as to allow the company to respond within the time periods required by Rule 14a-8(j)(1). *See, e.g.*, Selectica, Inc. (August 25, 2005); Xerox Corp. (May 2, 2005); General Electric Company (February 10, 2005); Staff Legal Bulletin No. 14B (September 14, 2004) (noting that the most common basis for a company's showing of good cause is that the proposal was not submitted in a timely fashion and the company did not receive the proposal until after the 80-day deadline had passed).

Based on the facts and precedent set forth above, the Company requests that the Commission accept this submission and waive the 80-day advance submission requirement of Rule 14a-8(j)(1).

II. Background

A. Relevant Dates Listed in 2005 Proxy Materials and General Background

As noted above, the 2005 Proxy Materials stated that shareholders intending to have their proposals included in the 2006 Proxy Materials had to submit such proposals to the Company no later than the close of business on April 21, 2006. Furthermore, the 2005 Proxy Materials stated that proposals to be presented at the 2006 Annual Meeting of Shareholders, but not to be included in the 2006 Proxy Materials, were required to be submitted to the Company no later than July 5, 2006.

The date of the 2006 Annual Meeting of Shareholders is set for September 18, 2006, which is almost the same date as the date of the 2005 Annual Meeting of Shareholders, which was September 19, 2005. As discussed later in this letter, the Proponent asserts that the 2005 Annual Meeting of the Shareholders never took place; however, the 2005 Annual Meeting of Shareholders was called to order but had to be adjourned when the Proponent and his voting group revoked their proxies and withdrew from the meeting. These actions by the Proponent and his voting group were in response to the Proponent and the voting group being ruled out of order for violating the advance notice provisions set forth in the Company's 2005 Proxy Materials and Form 8-K dated April 26, 2005. The 2005 Annual Meeting of Shareholders was never reconvened. Instead, the Company's board of directors had further discussions with the Proponent and other members of his family and understood that the Proponent and his family were considering making a proposal to acquire the Company if the Proponent could obtain adequate funding.

B. July 5th Proposal Letter

On July 5, 2006, the Company received a letter (the "July 5th Proposal Letter") on behalf of the Proponent and his sisters who are also shareholders of the Company requesting that the proposals listed below in this Section II.B. be included in the 2006 Proxy Materials. Counsel for the Proponent and his sisters stated in the July 5th Proposal Letter that he believed such proposals should be included in the 2006 Proxy Materials under Rule 14a-8(e), which allows shareholder proposals to be submitted for inclusion in a proxy statement at any reasonable time before the Company begins to print and mail its proxy materials if no annual meeting was held in the previous year.

The proposals in the July 5th Proposal Letter were:

1. Eliminate the staggered terms of the Board of Directors, effective immediately. All terms of all directors will expire at the annual meeting on September 18, 2006; and

2. No amendments to Torotel's Bylaws may be made without the approval of a majority of the shareholders of Torotel.

In accordance with Rule 14a-8(f) and via the Deficiency Letter, the Company notified the Proponent that a shareholder may not submit more than one proposal to a company for a particular shareholders' meeting and that the submission on behalf of the Proponent constituted multiple proposals. The Deficiency Letter advised the Proponent to choose one of the proposals to be the proposal he wished to submit and requested that the Proponent advise the Company of his choice within 14 calendar days of receipt of the Deficiency Letter. The Company also sent similar letters to the Proponent's sisters who were listed on the July 5th Proposal Letter. In each case the Company invited each shareholder to re-submit one proposal, thus complying with the "one proposal" rule. In light of this, the Proponent and each of his sisters could have each submitted a different proposal and satisfied the "one proposal" rule.

C. The July 21st Proposal Letter

The Proponent responded to the Deficiency Letter by letter dated July 21, 2006 (the "July 21st Proposal Letter" and, together with the July 5th Proposal Letter, the "Proposal Letters") whereby the Proponent submitted the proposal listed in this Section II.C. below (the "Proposal"). Although we did not receive any correspondence from the Proponent or his sisters that they were withdrawing the proposals in the July 5th Proposal Letter, based on the fact that the Proposal is virtually identical to the proposals in the July 5th Proposal Letter, it is reasonable to assume that the Proponent and his children have withdrawn such proposals and that Proponent submitted the Proposal in lieu thereof. As the Staff will note, the Proposal is simply the bundling and revision of the proposals in the July 5th Proposal Letter.

The Proposal consists of a single resolution proposing two distinct amendments to the Company's Articles of Incorporation. As stated above, the Proposal is the melding of the proposals in the July 5th Proposal Letter and a new resolution into a unitary resolution. The text of the Proposal is as follows:

> RESOLVED, that the shareholders of Torotel, Inc. ("Corporation") approve amending Articles Six and Nine of the Corporation's Articles of Incorporation to remove certain provisions of the Corporation's Bylaws that unduly restrict shareholder rights and decrease shareholder value as follows:
>
> Article Six:
>
> "The number of Directors is five. Directors shall be elected by Shareholders holding not less than 50% of outstanding shares at each annual meeting of Shareholders, but if such annual meeting is not held or Directors are not elected thereat, Directors may be elected at a special meeting of Shareholders. Directors shall hold office until the next annual meeting and until their successors are elected and qualified. The declassification effectuated by this provision shall not affect unexpired terms of Directors previously elected."
>
> Article Nine:

> "Only a majority of Shareholders may make, alter, amend, suspend or repeal the Bylaws. With respect to the Bylaws currently in effect, each of the following provisions is hereby revoked in its entirety: Article II, Sections 13, 14, and 15; Article III, Section 2, 8, and 10 and Article XIII. Article II, Section 2 shall be amended to read that a special meeting of Shareholders may be called by the President, Board of Directors or Shareholders holding not less than 15% of outstanding shares of the Corporation."

III. Bases for Excluding the Proposal

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(c) Because the Proposal Constitutes Multiple Proposals

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has consistently held that a company may omit multiple proposals, even if couched as a single proposal that contains substantially different matters. However, if a shareholder submits multiple proposals, causing such submission to be procedurally deficient, Rule 14a-8(f) requires a company to notify the proposing shareholder of the deficiency within 14 days of receipt of such proposal. Rule 14a-8(f) allows the shareholder 14 days from the time it receives a company notification to correct any such procedural deficiency. Because the Proposal, which was submitted to correct the proposals in the July 5th Proposal Letter, contains more than one proposal, the Company requests that the Staff concur in its view that the Proposal may properly be omitted from the 2006 Proxy Materials.

The Proposal constitutes multiple proposals and therefore violates Rule 14a-8(c). The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *See* HealthSouth Corporation (April 6, 2006) (permitting the exclusion of a single resolution seeking to amend two separate and distinct bylaws); IGEN Int'l, Inc. (July 3, 2000) (permitting the exclusion of a proposal that, among other things, would require the size of the issuer's board of directors to be increased to eight members, require monthly board meetings, and permit any shareholder owning five percent or more of the company's outstanding stock to call a shareholder's meeting); Fotoball, Inc. (May 6, 1997) (permitting exclusion of proposals relating to a minimum share ownership of directors, form of director compensation and business relationships between the issuer and its non-employee directors). Furthermore, the Staff has consistently agreed that substantially different items of business may not be considered a single proposal for purposes of Rule 14a-8(c), notwithstanding the fact that the distinct items of business may relate to the same general topic. *See* Exxon Mobil Corp. (March 19, 2002) (allowing exclusion of proposals regarding increasing the number of board nominees and qualifications for additional nominees); Evova Corp. (February 9, 1998) (allowing exclusion of a proposal to elect the entire board annually and require the appointment of an independent lead director because such proposal constituted multiple proposals); and Allstate Corp. (January 29, 1997) (allowing exclusion of proposals to

institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting).

A plain reading of the Proposal evidences the fact that there is no single, unifying concept among the various proposals contained therein that is recognized by the Commission. One proposal within the Proposal addresses the number of directors. A second proposal within the Proposal pertains to majority voting for election of directors. A third proposal within the Proposal deals with de-classification of the board of directors. A fourth proposal within the Proposal removes the ability of the directors to amend the Company's Bylaws. A fifth proposal within the Proposal revokes in their entirety various sections of the Company's Bylaws. A sixth proposal within the Proposal addresses the ability of certain parties to call a special meeting of the shareholders.

Furthermore, it is important to note that in situations where the proponent alleges to have reduced the number of proposals to one, but has essentially just condensed all separate proposals into one proposal, the Staff has permitted the exclusion of the "condensed" proposal. The Proponent has done just that. The Staff has concluded on numerous occasions that several unrelated proposals, when combined into one proposal, nevertheless constitute more than one proposal. *See* HealthSouth Corporation (April 6, 2006); Fotoball, Inc. (May 6, 1997); Edison Int'l (January 22, 1997); Doskocil Companies Inc. (May 4, 1994); Delta Air Lines, Inc. (July 9, 1993).

Because the Proposal contains multiple proposals that are unrelated and do not satisfy the criteria set forth by the Staff described above in order to be treated as one unified proposal, the mere act of consolidating such proposals is not sufficient to remedy the multiple proposal defect. *See, e.g.,* Compuware Corp. (July 3, 2003) (finding exclusion of all proposals appropriate where the proponent submitted six separate and distinct proposals as only one resolution); HealthSouth Corporation (April 6, 2006) (finding exclusion of all proposals appropriate where proponent submitted two separate and distinct bylaw proposals as only one resolution). The Staff has consistently permitted the exclusion of proposals where the proponent submits more than one proposal and fails to timely reduce the number of proposals to one at the issuer's request. *See, e.g.,* HealthSouth Corporation (April 6, 2006); IGEN Int'l., Inc. (July 3, 2000) (proposals may be omitted under Rule 14a-8(f) where shareholder submitted multiple proposals in violation of 14a-8(c) and did not cure the procedural deficiency within the period provided for by Rule 14a-8(f) after receiving specific notice thereof); Evova Corp. (Feb. 9, 1998) (same); BostonFed Bancorp, Inc. (March 5, 2001) (same); Niagara Mohawk Holdings, Inc. (March 23, 2000) (same). Accordingly, the Company believes it may properly exclude the Proposal in accordance with Rule 14a-8(c).

For the foregoing reasons, the Company respectfully submits that the Proposals may be excluded from the Company's 2006 Proxy Materials.

B. The Proposal May Be Excluded as Untimely

The Proposal is excludable under Rule 14a-8(i)(3) because it was submitted to the Company in an untimely manner in violation of Rule 14a-8(e)(2) which requires that shareholder proposals must be received at a company's principal executive offices not later than 120 calendar days before the date such company's proxy statement was released to shareholders in connection with the previous year's annual meeting. This 120 day date was calculated to be April 21, 2006 and such date was clearly stated in the 2005 Proxy Materials disseminated to all shareholders. The Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8(e) and has consistently taken the position that untimely shareholder proposals may be properly excluded from a company's proxy materials under Rule 14a-8(e). *See e.g.*, KB Home (January 10, 2006); Commerce Energy Group, Inc. (November 23, 2005); and DirectTV Group, Inc. (March 23, 2005). Based upon the facts described in Section II above and the foregoing precedent, the Proposal (and its predecessor proposals in the July 5th Proposal Letter) was not submitted in accordance with Rule 14a-8(e)(2) and, thus, is excludable from the 2006 Proxy Materials.

Furthermore, in anticipation of the Company's position and as evidence of Proponent's and his sisters' own acknowledgement of their failure to timely file, counsel to the Proponent and his sisters submitted the July 5th Proposal Letter noting their belief that the 2005 Annual Meeting had not been held and, therefore, they were entitled to submit the proposals contained therein in a "reasonable time before the company begins to print and mail its proxy materials" under Rule 14a-8(e)(2). This assertion is misfounded based upon the fact that the Proponent was aware that the meeting was called to order and that it was adjourned immediately prior to voting on certain matters as discussed in Section II.A. above. Furthermore, the 2005 Annual Meeting of the Shareholders was never reconvened. Based on the fact the 2005 Annual Meeting was held and the 2006 Annual Meeting is scheduled to be held on a date not more than 30 days from the date of the 2005 Annual Meeting, the Proponent may not avail itself of the "reasonable time" provision of Rule 14a-8(c)(2).

Moreover, if it were to be assumed that the 2005 Annual Meeting was not held, the Proposal would still be excludable because the Proposal (and the proposals in the July 5 Proposal Letter) was not delivered to the Company in a "reasonable time before the company begins to print and mail its proxy materials." In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the company reasonable time to consider the proposal without causing an excessive delay in the distribution of its proxy materials to its shareholders. *See*, Jefferson-Pilot Corporation (January 30, 2006); Greyhound Lines, Inc. (January 8, 1999). The Proponent (and his sisters), as well as all shareholders of the Company, should have been aware of the deadlines for submission of shareholder proposals clearly stated in the 2005 Proxy Materials, as well as the date for the 2006 Annual Meeting which is clearly stated in the Company's Bylaws (a copy of which are attached to the Deficiency Letter). Considering the

Company has never stated a different date for the 2006 Annual Meeting of Shareholders, the Proponent (and his sisters) lacks a reasonable basis for the belief that the 2006 Annual Meeting of Shareholders would be held on a different date and that the April 21, 2006 deadline for submission of proposals to be included in the 2006 Proxy Materials was therefore irrelevant. Along this line and based on the foregoing facts, it is unreasonable for the Proponent (and his sisters) to deliver the Proposal (and the proposals in the July 5th Proposal Letter) in July when he (and they) was aware that the Company (a) would mail its proxy materials in mid-August for the 2006 Annual Meeting of Shareholders and (b) would not be able to submit a no action request to the Commission 80 days prior to the mailing of the 2006 Proxy Materials.

For the foregoing reasons, the Company respectfully submits that the Proposals may be excluded from the Company's 2006 Proxy Materials.

C. The Proposal May Be Excluded Because It Violates Certain Anti-Bundling Requirements in Rule 14a-4(a)(3)

Rule 14a-8(i)(3) permits the exclusion of a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." Rule 14a-4(a)(3) of the proxy rules sets forth certain anti-bundling prohibitions which require that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." The Proposal runs afoul of these anti-bundling requirements and, therefore, the Company believes that the Proposal is excludable from the 2006 Proxy Materials. This belief is consistent with the Staff's position as noted in Global Entertainment Holdings/Equities, Inc. (July 18, 2003) and Exxon Mobil Corp. (March 19, 2002).

The violation of this Rule occurs in several instances. First, the Proponent bundled the two enumerated proposals from the July 5th Proposal Letter as "one" proposal in the Proposal. Second, the Proposal (as with the proposals in the July 5th Proposal Letter) contains numerous proposals as noted in the third paragraph of Section III.A. These represent a gross violation of the "anti-bundling" rule. By combining multiple proposals in the Proposal, the Proponent fails to identify clearly each separate matter intended to be acted upon, in violation of Rule 14a-4(a)(3). Companies in a similar situation to the Company have noted that "[a] shareholder might wish to vote for one proposal, but not the other." Centra Software, Inc. (Mar. 31, 2003). Precisely the same could be said in this case. The provisions of the Proposal are separate and distinct. A shareholder might wish to vote for one proposal without being forced to vote for the other. For example, a shareholder may wish to reduce the number of directors to five, but may desire to continue to allow the board of directors to have equal power to amend the Bylaws. The shareholder's voting proposals would be restricted by a combination of the two proposals. Furthermore, a shareholder may want the power to amend the Bylaws limited to the shareholders, but may not agree that shareholders holding 15% of more of the Company's outstanding shares have the ability to call a special meeting.

For the foregoing reasons, the Company respectfully submits that the Proposals may be excluded from the Company's 2006 Proxy Materials.

D. The Proposal May Be Excluded Because Proponent's Supporting Statements Contain False and Misleading Statements in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that various statements in Proponent's supporting statement are materially false and misleading, including but not limited to:

1. The supporting statement for the Proposal states that "[t]he new Bylaws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the shareholder's expense." The Proponent tenders this assertion as fact and fails to provide any support for this assertion, specifically evidence of this so-called "plan" of the board of directors. The board of directors adopted new Bylaws with advance notice provisions, limitations on the power of shareholders to call special meeting, and higher approval requirements for amendments to the Bylaws because the board of directors believed it was necessary and consistent with its fiduciary duties to protect minority shareholders from possible actions that could be taken by majority shareholders that would not be in the best interests of all shareholders. The statement by the Proponent was nothing more than an attempt to impugn the character of the board of directors in violation of Rule 14a-9.

2. The supporting statement for the Proposal states that "[t]he current Board has performed poorly compared to boards of similarly situated corporations, has failed to respond adequately to shareholder concerns and has voted in favor of employment agreements featuring poor pay-performance links." Once again, the Proponent tenders this assertion as fact without providing any support therefor. The Proponent does not offer a comparative analysis of similarly situated companies' boards of directors, cite any authoritative report or even list one similarly situated company with a better-performing board of directors. As with the previously described assertion, this statement is simply another attempt to impugn the character of the board of directors through baseless allegations in violation of Rule 14a-9.

For the foregoing reasons, the Company respectfully submits that the Proposals may be excluded from the Company's 2006 Proxy Materials.

CONCLUSION

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2006 Proxy Materials. We request that the Staff deliver its response to this letter via U.S. mail and facsimile to the facsimile number on the first page of this letter (for the Company and its counsel) and to the facsimile number on the first page of the July 5th Proposal Letter

(for the Proponent and his counsel). We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at the number listed on the first page of this letter.

Sincerely,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

Enclosures
cc: H. James Serrone
Basil P. Caloyeras

Exhibit A

Proposal Letters

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
911 MAIN STREET
SUITE 2800
KANSAS CITY, MISSOURI 64105
816 421-4460
FACSIMILE 816 474-3447

July 5, 2006

Via Hand Delivery
Torotel, Inc.
M & H Agent Services, Inc.
1201 Walnut St., Suite 2800
Kansas City, MO 64106

Re: Torotel, Inc.

Dear Sir/Madam:

Pursuant to the definitive proxy statement filed by Torotel, Inc. ("Torotel") on August 19, 2005, the Notice of Shareholder Proposals to be acted on at Torotel's 2006 annual meeting must be received by Torotel on or before July 5, 2006 or else such proposals will be considered untimely. Please be advised that this letter serves as the official notice of Basil Caloyeras, Aliki Caloyeras and Alexandra Caloyeras as to the following items that they hereby submit for presentation at the 2006 annual meeting of Torotel:

- Eliminate the staggered terms of the Board of Directors, effective immediately. All terms of all directors will expire at the annual meeting on September 18, 2006; and

- No amendments to Torotel's Bylaws may be made without the approval of a majority of the shareholders of Torotel.

We are of the opinion that it is in the best interest of all of Torotel's shareholders that these items be included in the upcoming Proxy Statement, pursuant to Rule 14a-8(e), which provides that if there was no annual meeting in the previous year, as was the case for Torotel, then a shareholder proposal may be submitted for inclusion in the proxy statement at any reasonable time before the company begins to print and mail its proxy materials.

We look forward to the presentation of these items at the 2006 annual meeting of the shareholders of Torotel.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy by KKS

Robert C. Levy

RCL:KKS:jfe

cc: Torotel, Inc., 620 N. Lindenwood Drive, Olathe, KS 66062 (via hand delivery)
Victoria Westerhaus, Esq. (via hand delivery)
Howard Berman, Esq. (via e-mail)
Mr. Peter Caloyeras (via e-mail)
Mr. Basil Caloyeras (via e-mail)

Caloyeras

July 21, 2006

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 18, 2006. The reasons for conducting such business at the Annual Meeting are set forth in the Supporting Statement included in Annex A. I am the record and beneficial owner of 769,666 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, California 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Basil P. Caloyeras

2041 West 139th Street • Gardena, California 90249
Tel. 310.527.8100 • Fax. 310.527.8101

Caloyeras

Annex A

RESOLVED, that shareholders of Torotel, Inc. ("Corporation") approve amending Articles Six and Nine of the Corporation's Articles of Incorporation to remove certain provisions of the Corporation's Bylaws that unduly restrict shareholder rights and decrease shareholder value as follows:

Article Six:

> "The number of Directors is five. Directors shall be elected by Shareholders holding not less than 50% of outstanding shares at each annual meeting of Shareholders, but if such annual meeting is not held or Directors are not elected thereat, Directors may be elected at a special meeting of Shareholders. Directors shall hold office until the next annual meeting and until their successors are elected and qualified. The declassification effectuated by this provision shall not affect unexpired terms of Directors previously elected."

Article Nine:

> "Only a majority of Shareholders may make, alter, amend, suspend or repeal the Bylaws. With respect to the Bylaws currently in effect, each of the following provisions is hereby revoked in its entirety: Article II, Sections 13, 14, and 15; Article III, Sections 2, 8, and 10; and Article XIII. Article II, Section 2 shall be amended to read that a special meeting of Shareholders may be called by the President, Board of Directors or Shareholders holding not less than 15% of outstanding shares of the Corporation."

Supporting Statement

Restricting the ability of shareholders to take governance actions granted to them by law unduly restricts their rights and decreases shareholder value by preventing shareholders from legally protecting their investment in the Corporation.

The Board recently restated the Bylaws to restrict shareholders from properly presenting and acting upon matters at shareholder meetings. The amendments denied shareholders the right to call special meetings, imposed burdensome requirements to propose matters to be acted upon at shareholder meetings and to nominate director candidates, increased to two-thirds the shareholder vote required to amend the Bylaws, and created additional anti-takeover measures. These new Bylaws are part of an overall plan by the current

2041 West 139th Street • Gardena, California 90249
Tel 310 527 8100 • Fax 310 527 8101

Board and management to retain excessive control of the Corporation at the shareholder's expense.

The current Board has performed poorly compared to boards of similarly situated corporations, has failed to respond adequately to shareholder concerns and has voted in favor of employment agreements featuring poor pay-performance links. A smaller Board, in which members serve one-year terms, will facilitate more effective governance, reduce expenses and hold directors accountable to shareholders. A classified Board restricts the Corporation's ability to engage in reorganization transactions that might enhance shareholder value, by unduly limiting the ability of existing or new shareholders to provide direction to the Corporation.

This proposal is intended to make the Corporation more desirable for potential acquirors of shares of the Corporation's stock, who can improve the its operations and profitability. The proposal also restores to shareholders the power to exercise the full breadth of their rights under Missouri law and hold directors accountable to shareholders.

Please vote FOR this proposal.

2041 West 139th Street • Gardena, California 90249
Tel 310.527.8100 • Fax. 310.527.8101

Caloyeras

July 21, 2006

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 18, 2006. The reasons for conducting such business at the Annual Meeting are set forth in the Supporting Statement included in Annex A. I am the record and beneficial owner of 769,666 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, California 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Basil P. Caloyeras

2041 West 139th Street • Gardena, California 90249
Tel 310 527 8100 • Fax 310 527 8101

Exhibit B

Deficiency Letter

TOROTEL PRODUCTS INC
620 N. LINDENWOOD
OLATHE, KS 66062
(913) 747-6111
FAX: (913) 747-6110
WEBSITE: WWW.TOROTELPROD.COM
E-MAIL: TOROTEL@TOROTELPROD.COM

July 18, 2006

Via Overnight Delivery

Alexandra Z. Caloyeras
110 Sullivan Street, Apt. 4B
New York, NY 10012

Aliki S. Caloyeras
62 Watts Street #2
New York, NY 10014

Basil P. Caloyeras
2041 West 139th Street
Gardena, CA 90249

Re: Shareholder Proposals for Torotel, Inc. 2006 Annual Meeting of Shareholders

Ladies and Gentlemen:

We acknowledge receipt of a letter dated July 5, 2006 (the "Proponents' Letter") from Robert C. Levy, Esq. on behalf of Alexandra Z. Caloyeras, Aliki S. Caloyeras and Basil P. Caloyeras (each a "Proponent" and, collectively, the "Proponents") regarding the Torotel, Inc. (the "Company") 2006 annual meeting of shareholders (the "2006 Shareholders Meeting"). The Proponents' Letter includes the following:

1. Shareholder proposal pertaining to the elimination of the classification of the Company's board of directors (the "Board");

2. Shareholder proposal pertaining to the expiration of the terms of all of the members of the Board at the 2006 Shareholders Meeting, which would have the effect of removing all members of the Board; and

3. Shareholder proposal providing that the Company's bylaws (the "Bylaws") can only be amended by the approval of a majority of the Company's shareholders.

Items 1-3 above are each a "Proposal" and, collectively, the "Proposals". We have attached hereto as Exhibit A, a copy of the Proponents' Letter.

This letter from the Company to the Proponents (this "Letter") sets forth the intentions of the Company to (a) decline to bring the Proposals before the 2006 Shareholders Meeting pursuant to Section 14 of the Bylaws and Missouri law and (b)

exclude the Proposals from the Company's proxy materials for the 2006 Shareholders Meeting pursuant to Rule 14a-8 of the Proxy Rules (the "Proxy Rules") under the Securities Exchange Act of 1934, as amended. Please note the laws, rules and governance procedures pertaining to the ability of the Company to decline to bring the Proposals before the 2006 Shareholders Meeting are exclusive of the Proxy Rules and the ability of the Company thereunder to exclude the Proposals from the Company's proxy materials for the 2006 Shareholders Meeting and vice versa. The failure by the Company to state in this Letter any other reason for declining to bring such Proposals before the 2006 Shareholders Meeting does not constitute a waiver thereof.

Proposals under Section 14 of the Bylaws and Missouri Law

For purposes of this Letter, please refer to Section 14 of the Bylaws, a copy of which has been attached hereto as Exhibit B for your convenience. Section 14 of the Bylaws sets forth the technical requirements for the presentation of business at shareholders meetings. The Proposals fail the technical requirements of Section 14 of the Bylaws for the following reasons:

1. The Proposals fail to state the reasons for conducting such business at the 2006 Shareholders Meeting;

2. The address of each Proponent was not included with the Proposals; and

3. There was no indication in the letter as to whether any Proponent has a material interest in such business.

As a result of these failures, the Proposals have not been properly brought before the 2006 Shareholders Meeting pursuant to Section 14 of the Bylaws and the Chairman of the Board, in his discretion, will determine that such business shall not be transacted at the 2006 Shareholders Meeting. The Company invites the Proponents to correct the above listed deficiencies and resubmit the Proposals for consideration; however, such resubmission must be within the time period set forth in Section 14 of the Bylaws.

Please note that even if the technical deficiencies are remedied and the Proposals are resubmitted to the Company in a timely manner pursuant to Section 14 of the Bylaws, the Company believes the Proposal identified in Item 2 on the first page of this Letter is improper under Section 315 of the Missouri General and Business Corporation Law (a copy of which is attached hereto as Exhibit C) and, as a result, the Company, in order to comply with Missouri law, intends to decline to allow such Proposal to be brought before the 2006 Shareholders Meeting.

Proposals under Rule 14a-8 of the Proxy Rules

A. Intent to Exclude Proposals for Failure to Comply with the Proxy Rules.

The Proposals have failed to meet the technical requirements of Rule 14a-8 of the Proxy Rules and, therefore, the Company intends to exclude the Proposals from the Company's proxy materials for the 2006 Shareholders Meeting pursuant to 14a-8. The reasons for exclusion of the Proposals set forth below are mutually exclusive and in no way serve as a waiver of any other reasons for exclusion set forth below. For your convenience, attached hereto as Exhibit D is a copy of Rule 14a-8.

1. *Statement Regarding Intent to Hold Requisite Shares Through 2006 Shareholders Meeting.*

Rule 14a-8(b) of the Proxy Rules requires that each shareholder submitting a proposal for inclusion in a company's proxy materials affirmatively state its intention to hold the requisite securities through the date of the meeting for which such proposal has been submitted. In light of the fact that the Proponents' Letter fails to state this intention for each Proponent, the Company may exclude the Proposals from its proxy materials for the 2006 Shareholders Meeting. However, the Company invites the Proponents to make the necessary corrections and resubmit the Proposals within the requisite time period discussed below. Should the Proponents decline to accept our invitation to make the necessary corrections in the requisite time period described below, the Company intends to exclude the Proposals under Rule 14a-8.

2. *One Proposal Rule.*

In light of the fact that the first proposal identified in the Proponents' Letter called for both the Proposals set forth in Items 1 and 2 on the first page of this Letter, we believe that the Proponents have each submitted three shareholder proposals for the 2006 Shareholders Meeting. Rule 14a-8(c) of the Proxy Rules provides that a shareholder may submit no more than one proposal to a company for inclusion in its proxy materials for a particular shareholders meeting. It appears from a clear reading of the Proponents' Letter that the Proposals have been submitted by each Proponent. This is supported by the fact that each Proposal has not been attributed to a single Proponent. Accordingly, the Company believes that each Proponent has exceeded the "one proposal" rule. The Company requests that each Proponent withdraws two of the Proposals to reduce the number of Proposals to one or each individually submits a single proposal. Should the Proponents decline to accept our invitation to make the necessary corrections in the requisite time period described below, the Company intends to exclude two of the Proposals under Rule 14a-8.

B. Responses by Proponents to this Letter.

Under Rule 14a-8(f), the Proponents' responses to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you

receive this letter (the "Response Period"). If each Proponent does not transmit his/her response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the Proposals from the Company's proxy materials.

Please be advised that even if the Proponents cure the defects identified in Sections A.1 and A.2 of this Letter, the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude the proposal for potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at (913) 747-6124 if you have any questions.

Very truly yours,

H. James Serrone

Enclosures

cc: Victoria R. Westerhaus, Esq.
Robert C. Levy, Esq.

SEIGFREID, BINGHAM, LEVY, SELZER & GEE
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
911 MAIN STREET
SUITE 2800
KANSAS CITY, MISSOURI 64105
816 421-4460
FACSIMILE 816 474-3447

JAMES T. SEIGFREID
LARRY J. BINGHAM
ALLAN W. STOPPERAN
GARY J. BROUILLETTE
GORDON D. GEE
ROBERT C. LEVY
KENNETH W. SPAIN
GARY V. FULGHUM
DUANE J. FOX
JACK R. SELZER
FRED BELLEMERE III
ROBERT R. BARTUNEK
JOSEPH L. HIERSTEINER
SHARON A. COBERLY
MARK H. GILGUS
MARK R. THOMPSON
PAUL G. SCHEPERS
CINDY A. McCLANNAHAN
ROBERT J. BJERG
JAMES C. TILDEN
GREGORY S. GERSTNER
LORI A. BEAM

DAVID E. SHAY
STEPHEN M. KYLE
RACHEL H. BAKER
TIMOTHY J. FISHER
ROD L. EISENHAUER
JOHN M. NEYENS
KARLA KERSCHEN SHEPARD
HEATHER A. JONES
JOHN R. WALTER
JAMES R. LLOYD I
KATHERINE A. ZOGLEMAN
RYAN E. SCOTT
LARA M. OWENS
JASON J. TUPMAN
KATHARINE E. MILBERGER

LYNNE C. KAISER
ROBERT J. MANN
H. BOONE PORTER III
ANDREA GOULD McCARTHY
OF COUNSEL

WILLIAM J. BURRELL
1921-1994

July 5, 2006

Via Hand Delivery
Torotel, Inc.
M & H Agent Services, Inc.
1201 Walnut St., Suite 2800
Kansas City, MO 64106

Re: Torotel, Inc.

Dear Sir/Madam:

Pursuant to the definitive proxy statement filed by Torotel, Inc. ("Torotel") on August 19, 2005, the Notice of Shareholder Proposals to be acted on at Torotel's 2006 annual meeting must be received by Torotel on or before July 5, 2006 or else such proposals will be considered untimely. Please be advised that this letter serves as the official notice of Basil Caloyeras, Aliki Caloyeras and Alexandra Caloyeras as to the following items that they hereby submit for presentation at the 2006 annual meeting of Torotel:

- Eliminate the staggered terms of the Board of Directors, effective immediately. All terms of all directors will expire at the annual meeting on September 18, 2006; and

- No amendments to Torotel's Bylaws may be made without the approval of a majority of the shareholders of Torotel.

We are of the opinion that it is in the best interest of all of Torotel's shareholders that these items be included in the upcoming Proxy Statement, pursuant to Rule 14a-8(e), which provides that if there was no annual meeting in the previous year, as was the case for Torotel, then a shareholder proposal may be submitted for inclusion in the proxy statement at any reasonable time before the company begins to print and mail its proxy materials.

We look forward to the presentation of these items at the 2006 annual meeting of the shareholders of Torotel.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy by KKS

Robert C. Levy

RCL:KKS:jfe

cc: Torotel, Inc., 620 N. Lindenwood Drive, Olathe, KS 66062 (via hand delivery)
Victoria Westerhaus, Esq. (via hand delivery)
Howard Berman, Esq. (via e-mail)
Mr. Peter Caloyeras (via e-mail)
Mr. Basil Caloyeras (via e-mail)

AMENDED AND RESTATED
BY-LAWS
OF
TOROTEL, INC.
(Effective as of June 30, 2006)

ARTICLE I - OFFICES

The principal office of the Corporation shall be located in Olathe, Kansas. The Corporation may have such other offices either within or without the State of Missouri, as the business of the Corporation may require from time to time by the Board of Directors.

The registered office of the corporation required by The General and Business Corporation Law of Missouri to be maintained in the State of Missouri, may be, but need not be, identical with the principal office in the State of Missouri, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II - SHAREHOLDERS

Section 1. ANNUAL MEETING. The annual meeting of the Shareholders shall be held on the third Monday of September in each year beginning with the year 1986, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any Annual Meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as conveniently may be held.

Section 2. SPECIAL MEETINGS. Special meeting of the Shareholders may be called exclusively by the President or by the Board of Directors.

Section 3. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the State of Missouri, as the place of meeting for any annual meeting of the Shareholders or for any special meeting of the Shareholders called by the Board of Directors. The Shareholders may designate any place, either within or without the State of Missouri, as the place for the holding or such meeting, and may include the same in a waiver of notice of any meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Missouri, except as otherwise provided in Section 5 of this Article.

Section 4. NOTICE OF MEETINGS. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than seventy (70) days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling such meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the Shareholder at his address as it

appears on the records of the Corporation, with postage thereon prepaid. Notice shall be published to the extent required by the laws of the State of Missouri.

Section 5. MEETING OF ALL SHAREHOLDERS. If all of the Shareholders shall meet at any time and place, either within or without the State of Missouri, and consent to the holding of a meeting, such meeting shall be valid, without call or notice, and at such meeting any corporate action may be taken.

Section 6. VOTING LISTS. At least ten days before each meeting of Shareholders, the officer or agent having charge of the transfer book for shares of the Corporation shall make a complete list of the Shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of, and the number of shares held by, each Shareholder, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this state, shall be prima facie evidence as to who are the Shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of Shareholders.

Section 7. QUORUM. A majority of the outstanding shares of the Corporation, represented in person or by proxy, shall constitute a quorum at any meeting of the Shareholders; provided, that if less than a majority of the outstanding shares are represented at said meeting, from time to time, without further notice, to a date not longer than ninety days from the date originally set for such meeting.

Section 8. PROXIES. At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing by the Shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES. Subject to the provisions of Section 12, each outstanding share of capital stock having voting rights shall be entitled to one vote upon each matter submitted to a vote at a meeting of Shareholders.

Section 10. VOTING OF SHARES BY CERTAIN HOLDERS. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the By-Laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares standing in the name of a deceased person may be voted by his administrator or executor, either in person or by proxy. Shares standing in the name of a guardian, curator, or trustee may be voted by such fiduciary, either in person or by proxy, but no guardian, curator, or trustee shall be entitled, as such fiduciary, to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Section 11. CUMULATIVE VOTING. In all elections for Directors, every Shareholder shall have the right to vote, in person or by proxy, the number of shares owned by him, for as many persons as there are Directors to be elected, or to cumulate said shares, and give one candidate as many votes as the number of Directors multiplied by the number of his shares shall equal, or distribute them on the same principal among as many candidates as he shall see fit.

Section 12. INFORMAL ACTION BY SHAREHOLDERS. Any action which may be taken at a meeting of the Shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Shareholders entitled to vote with respect to the subject matter thereof.

Section 13. NOMINATION OF DIRECTORS. Nomination of persons for election to the Board of Directors of the Corporation at a meeting of the Shareholders may be made by or at the direction of the Board of Directors or may be made at a meeting of Shareholders by any Shareholder of the Corporation entitled to vote for the election of Directors at the meeting in compliance with the notice procedures set forth in this Section 13 of Article II. Such nomination, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a Shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty-five (65) days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received no later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such Shareholder's notice to the Secretary shall set forth (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (b) as to the Shareholder giving the notice (i) the name and record address of the Shareholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the Shareholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as Director of the

Corporation. No person shall be eligible for election as a Director of the Corporation at a meeting of the Shareholders unless such person has been nominated in accordance with the procedures set forth herein. If the facts warrant, the Chairman of the meeting shall determine and declare to the meeting that a nomination does not satisfy the requirements set forth in the preceding sentence and the defective nomination shall be disregarded. Nothing in this Section 13 shall be construed to affect the requirements for proxy statements of the Corporation under Regulation 14A of the Exchange Act.

Section 14. PRESENTATION OF BUSINESS AT SHAREHOLDERS' MEETINGS. At any meeting of the Shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a Shareholder. For business to be properly brought before a meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty-five (65) days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received no later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such Shareholder's notice to the Secretary shall set forth (a) as to each matter the Shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (b) as to the Shareholder giving the notice (i) the name and record address of the Shareholder, (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the Shareholder and (iii) any material interest of the Shareholder in such business. No business shall be conducted at a meeting of the Shareholders unless proposed in accordance with the procedures set forth herein. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedure and such business shall not be transacted. To the extent this Section 14 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or finally adjudged by a court of competent jurisdiction, to be inconsistent with the right of shareholders to request inclusion of a proposal in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act, such rule shall prevail.

Section 15. PRESIDING OFFICIALS. The Chairman of the Board of Directors, or in his absence or inability, the President, or in his absence or inability to act, a Vice President shall preside at all Shareholders' meetings.

ARTICLE III - DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2. NUMBER, ELECTION AND TERM. The number of Directors of the Corporation shall be seven (7). Subject to the rights of the holders of any other series or class of stock as set forth in the Articles of Incorporation to elect Directors under specified circumstances, the Directors shall be divided with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 2005 annual meeting of Shareholders, the term of office of the second class to expire at the 2006 annual meeting of Shareholders, and the term of office of the third class to expire at the 2007 annual meeting of Shareholders.

Each Director shall hold office until his or her successor shall have been duly elected and qualified, or until such Director's earlier death, incapacity, disqualification, resignation or removal. At each annual meeting of Shareholders, commencing at the 2005 annual meeting, (A) Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of Shareholders after their election, with each Director to hold office until his or her successor shall have been duly elected and qualified, and (B) if authorized by a resolution of the Board of Directors, Directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Any Director may be elected for successive terms. A full term for a Director shall consist of three full years.

Section 3. REGULAR MEETINGS. A regular meeting of the Board of Directors shall be held without other notice than this By-Law, immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Missouri, for the holding of additional regular meetings with notice of such resolution to all Directors.

Section 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place in the United States, either within or without the State of Missouri, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. NOTICE. Notice of any special meeting shall be given at least five days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram provided, however, that if the designated meeting place is without the State of Missouri, an additional five days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting. The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. QUORUM. A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided that if less than a majority of the Directors are present at said meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. MANNER OF ACTING. The act of the majority of the Directors present at a meeting of the Directors at which a quorum is present shall be the act of the Board of Directors.

Section 8. VACANCIES. In case of the death or resignation or disqualification of one or more of the Directors, a majority of the survivors or remaining Directors, even if such majority does not constitute a quorum, may fill such vacancy or vacancies until the successor or successors are elected at the next annual meeting of the Shareholders. A Director elected to fill a vacancy shall serve as such until the next annual meeting of the Shareholders. In the event the Shareholders do not elect a full slate of seven (7) Directors at the annual meeting or the number of Directors falls below seven (7) for whatever reason between annual meetings, the remaining Directors may establish any number of three (3), four (4), five (5) or six (6) Directors to constitute the complete Board of Directors until the next annual meeting without the need to fill vacant Director positions and attendance at meetings of a majority of the existing Directors at any such designated, reduced size Board of Directors shall constitute a quorum in accord with Section 6 of this Article III.

Section 9. COMPENSATION. Directors as such shall not receive any stated salaries for their services, but by resolution of the Board of Directors, an annual retainer and/or a fixed sum plus expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors or at any Committee meeting thereof; provided, that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 10. EXECUTIVE COMMITTEE. The Board of Directors may authorize and designate from time to time or on a regular basis three (3) Directors to constitute an Executive Committee which shall have and exercise all powers of the Board of Directors in the management of the Corporation.

Section 11. INFORMAL ACTION BY DIRECTORS. Any action which may be taken at a meeting of the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof.

ARTICLE IV - OFFICERS

Section 1. NUMBER. The officers of the Corporation shall be a Chairman of the Board of Directors, a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Treasurer, a Secretary and such other officers as may be elected in accordance with the provisions of this Article. The Chairman of the Board of Directors and the President shall be chosen from the Members of the Board of Directors. The remaining officers of the Corporation need not be chosen from the Members of the Board, but

they may be so chosen. The Board of Directors, by resolution, may create the offices of one or more assistant Treasurers and assistant Secretaries, all of whom shall be elected by the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

All officers and agents of the Corporation, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the property and affairs of the Corporation as may be provided in the By-Laws, or, in the absence of such provisions, as may be determined by resolution of the Board of Directors.

Section 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of Shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. New offices may be created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. REMOVAL. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. VACANCIES. If the office of any officer of the Corporation becomes vacant because of death, resignation, removal, disqualification or for any other reason or if any officer of the Corporation is unable to perform the duties of his office for any reason, the Board of Directors may choose a successor who shall replace such officer or the Board of Directors may delegate the duties of any such vacant office to any other officer or to any Director of the Corporation for the unexpired portion of the term.

Section 5. THE CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors shall be the principal executive officer of the Corporation and shall preside at all meetings of Shareholders and Directors. The Chairman shall possess the same power as the President and may sign all certificates, contracts, and other instruments of the Corporation which may be authorized by the Board of Directors except where by law the signature of the President is required. During the absence or disability of the President, he shall exercise all the powers and discharge all the duties of the President.

Section 6. PRESIDENT. The President shall supervise and control the business and affairs of the Corporation. He shall preside at all meetings of the Shareholders and of the Board of Directors in the absence of the Chairman of the Board of Directors. He may sign, with the Secretary or Treasurer or any other proper officer thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the Corporation, or shall be required by

law to be otherwise signed or executed; and, in general, shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. Unless the Board otherwise provides, the President, or any person designated in writing by him, may (i) attend meetings of shareholders of other corporations to represent this Corporation and to vote or take action with respect to the shares of any such corporation owned by this Corporation in such manner as he or his designee may determine, and (ii) execute and deliver waivers of notice and proxies for and in the name of the Corporation with respect to any such shares owned by his Corporation.

Section 7. THE VICE-PRESIDENT. In the absence of the President or the Chairman of the Board or in the event of inability or refusal to act by both, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order of their election) shall perform the duties of the President, and when so acting, shall have all the power of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, or with the Treasurer or an Assistant Treasurer, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. THE TREASURER. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Article VI of these By-Laws; (b) in general, perform all the duties incident to the office of Treasurer and such other duties from time to time may be assigned to him by the President or by the Board of Directors.

Section 9. THE SECRETARY. The Secretary shall: (a) keep the minutes of the Shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all certificates for shares prior to the issue thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-Laws; (d) sign with the President, or a Vice-President, certificates for shares of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors; (e) in general, perform all duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 10. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The Assistant Treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. Assistant Secretaries and Treasurers, as thereunto authorized by the Board of Directors may sign with the President or a Vice-President certificates for shares of the Corporation the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers and Assistant Secretaries, in general, shall perform such

duties as shall be assigned to them by the Treasurer or the Secretary, respectively, or by the President or the Board of Directors.

Section 11. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.

ARTICLE V - AGENTS AND ATTORNEYS

The Board of Directors may appoint such agents, attorneys, and attorneys-in-fact of the Corporation as it may deem proper, and may, by written power of attorney, authorize such agents, attorneys, or attorneys-in-fact, to represent it and for it and in its name, place and stead, and for its use and benefit to transact any and all business which said Corporation is authorized to transact or do by its Articles of Incorporation, and in its name, place and stead, and as its corporate act and deed, to sign, acknowledge and execute any and all contracts and instruments, in writing necessary or convenient in the transaction of such business as fully to all intents and purposes as said Corporation might or could do if it acted by and through its regularly elected and qualified officers.

ARTICLE VI - CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer of officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VII - CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. CERTIFICATES FOR SHARES. Certificates representing shares of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed, manually or by facsimile, if such certificates be signed by the transfer agent and registrar, by the President or Vice-President and by the Secretary, Treasurer or an Assistant Secretary or Treasurer, and shall be sealed with the seal of the Corporation or facsimile thereof. All certificates for shares shall be consecutively numbered. The name of the person

owning the shares represented thereby with the number of shares and date of issue shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. <u>TRANSFERS OF SHARES – TRANSFER AGENT – REGISTRAR</u>. Transfers of shares of stock shall be made on the stock record or transfer books of the Corporation only by the person named in the stock certificate, or by his attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record book and other transfer records shall be in the possession of the Secretary or of a transfer agent or transfer clerk for the Corporation. The Corporation, by resolution of the Board, may from time to time appoint a transfer agent or transfer clerk, and, if desired, a registrar, under such arrangements and upon such terms and conditions as the Board deems advisable, but until and unless the Board appoints some other person, firm or corporation as its transfer agent or transfer clerk (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the Secretary of the Corporation shall be the transfer agent or transfer clerk of the Corporation without the necessity of any formal action of the Board, and the Secretary, or any person designated by him, shall perform all or the duties thereof.

Section 3. <u>TREASURY STOCK</u>. All issued and outstanding stock of the Corporation that may be purchased or otherwise acquired by the Corporation shall be treasury stock, and shall be subject to disposal by action of the Board of Directors. Such stock shall neither vote nor participate in dividends while held by the Corporation.

Section 4. <u>CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE</u>. The Board of Directors of the Corporation may close its stock transfer books for a period not exceeding fifty (50) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividend or for the allotment of rights or the date when any change or conversion or exchange of shares shall be effective; or, in lieu thereof, may fix in advance a date, not exceeding fifty (50) days preceding the date of any dividend or for the allotment of rights, or to the date when any change or reconversion or exchange of shares shall be effective, as the record date for determination of Shareholders entitled to notice of, or to vote at, such meeting, or Shareholders entitled to receive payment of any such dividend or to receive any such allotment of rights, or to exercise rights in respect of any such change, conversion or exchange of shares; and the Shareholders of record on such date of closing the transfer books, or on the record date so fixed, shall be the Shareholders entitled to notice of and to vote at, such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be. If the Board of Directors shall not have closed the transfer books or set a record date for the determination of its Shareholders entitled to vote or of any other Shareholder rights, the date on which notice of the meeting is mailed or the date such dividend is declared or other right announced, as the case may be, shall be the record date for such determination of Shareholders so entitled to vote.

ARTICLE VIII - FISCAL YEAR

The fiscal year of the Corporation will begin on the first day of May in each year starting in 1985 and end on the last day of April in each year.

ARTICLE IX - DIVIDENDS

The Board of Directors may from time to time, declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X - SEAL

The Corporation shall have a corporate seal which shall have inscribed around the circumference thereof "TOROTEL, INC., Missouri," and elsewhere thereon shall bear the words "Corporate Seal." The corporate seal may be affixed by impression or may be by facsimile.

ARTICLE XI - WAIVER OF NOTICE

Whenever any notice whatever is required to be given under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of The General and Business Corporation Law of Missouri, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII - INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the

Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of this duty to the Corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that , despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

Any indemnification under either of the first two paragraphs of this Section, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the appropriate statutes of the State of Missouri. Such determination shall be made by the Board of Directors of the Corporation by a majority vote of a quorum of Directors who were not parties to the action, suit, or proceeding, or, if such a quorum is not obtainable, or , even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or by the Shareholders of the Corporation.

Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of the action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

The indemnification provided by this Section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement, vote of Shareholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, join venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation

would have the power to indemnify him against such liability under the provisions of this Section.

ARTICLE XIII - AMENDMENTS

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the affirmative vote of two-thirds of the Corporation's Shareholders at any annual meeting of the Shareholders or at any special meeting of the Shareholders called for that purpose or by the Board of Directors; provided, however, that the power of the Directors to alter, amend, suspend or repeal the By-Laws or any portion thereof may be denied as to any By-Laws or portion thereof enacted by the Shareholders if at the time of such enactment the Shareholders shall so expressly provide.

351.315. **Number of directors, how elected, how removed. —**

1. A board of directors shall consist of one or more individuals with the number specified or fixed in accordance with the articles of incorporation or bylaws. Any corporation may elect its directors for one or more years, not to exceed three years, the time of service and mode of classification to be provided for by the articles of incorporation or the bylaws of the corporation; but, there shall be an annual election for such number or proportion of directors as may be found upon dividing the entire number of directors by the number of years composing a term. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders entitled to vote shall elect directors to hold office until the next succeeding annual meeting, except as herein provided. Each director shall hold office for the term for which he is elected or until his successor shall have been elected and qualified.

2. The articles of incorporation may confer upon holders of any class or series of stock the right to elect one or more directors who shall serve for such term and shall have such voting powers as shall be stated in the articles of incorporation. The terms of office and voting powers of the directors elected in the manner so provided in the articles of incorporation may be greater than or less than those of any other director or class of directors. If the articles of incorporation provide that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in this chapter to a majority or other proportion of directors shall refer to a majority or other proportion of the votes such directors are entitled to cast.

3. At a meeting called expressly for that purpose, directors may be removed in the manner provided in this section. Such meeting shall be held at the registered office or principal business office of the corporation in this state or in the city or county in this state in which the principal business office of the corporation is located. Unless the articles of incorporation or the bylaws provide otherwise, one or more directors or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. If the articles of incorporation or bylaws provide for cumulative voting in the election of directors, if less than the entire board is to be removed, no one of the directors may be removed if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the articles of incorporation, the provisions of this section shall apply, in respect of the removal of a director or directors so elected, to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.

(RSMo 1939 § 5346, A.L. 1943 p. 410 § 37, A.L. 1965 p. 532, A.L. 1975 S.B.

14, A.L. 1977 S.B. 115, A.L. 1986 S.B. 565, A.L. 1989 S.B. 141, A.L. 2003 S.B. 394, A.L. 2004 H.B. 1664)

Prior revisions: 1929 § 4941; 1919 § 10152; 1909 § 3347.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the

company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

SEIGFREID, BINGHAM, LEVY, SELZER & GEE

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

911 MAIN STREET

SUITE 2800

KANSAS CITY, MISSOURI 64105

816 421-4460

FACSIMILE 816 474-3447

JAMES T. SEIGFREID
LARRY J. BINGHAM
ALLAN W. STOPPERAN
GARY J. BROUILLETTE
GORDON D. GEE
ROBERT C. LEVY
KENNETH W. SPAIN
GARY V. FULGHUM
DUANE J. FOX
JACK R. SELZER
FRED BELLEMERE III
ROBERT R. BARTUNEK
JOSEPH L. HIERSTEINER
SHARON A. COBERLY
MARK H. GILGUS
MARK R. THOMPSON
PAUL G. SCHEPERS
CINDY A. McCLANNAHAN
ROBERT J. BJERG
JAMES C. TILDEN
GREGORY S. GERSTNER
LORI A. BEAM

DAVID E. SHAY
STEPHEN M. KYLE
RACHEL H. BAKER
TIMOTHY J. FISHER
ROD L. EISENHAUER
JOHN M. NEYENS
KARLA KERSCHEN SHEPARD
HEATHER A. JONES
JOHN R. WALTER
JAMES R. LLOYD II
KATHERINE A. ZOGLEMAN
RYAN E. SCOTT
LARA M. OWENS
JASON J. TUPMAN
KATHARINE E. MILBERGER

LYNNE C. KAISER
ROBERT J. MANN
H. BOONE PORTER III
ANDREA GOULD McCARTHY
OF COUNSEL

WILLIAM J. BURRELL
1921-1994

August 9, 2006

__Via Federal Express__
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Shareholder Proposal of Basil P. Caloyeras
Torotel, Inc.**

Dear Ladies and Gentlemen:

The undersigned serves as counsel for Basil P. Caloyeras ("Proponent"), who submitted, on July 21, 2006, a shareholder proposal (the "Proposal") to be voted on at the 2006 Annual Meeting of Shareholders of Torotel, Inc. (the "Company"). By letter dated August 2, 2006, Stinson Morrison Hecker LLP notified the Office of Chief Counsel on behalf of the Company, of the Company's intention to omit the Proposal from its proxy statement and form of proxy for its 2006 Annual Meeting. That letter sought the concurrence of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission with the view that the Proposal is excludable from the proxy statement and form of proxy for the 2006 Annual Meeting.

Proponent will, as permitted by 17 CFR 240.14a-8(k), promptly submit a statement to the Office of the Chief Counsel, responding to the Company's arguments and showing why the Proposal is not excludable by the Company. Prior to the submission of that statement, however, Proponent would make several comments regarding the Proposal and the response of the Company.

First, Proponent is the beneficial owner of 998,066 shares of stock of the Company. His two siblings each are the beneficial owners of 998,067 shares, of which Mr. Caloyeras and his siblings share beneficial ownership with respect to 228,400 shares, which are held by a limited liability company. Therefore, as a group, Mr. Caloyeras and his two siblings beneficially own 2,537,400 shares of the Company's stock, which, prior to July 31, 2006, constituted 49.6% of the 5,111,590 shares then outstanding.

Second, in preparation for the 2005 Annual Meeting of Shareholders, proxies were given to the Proponent, as stated in the Form 8-K, filed by the Company on September 21, 2005, granting the Proponent voting power of a majority of the issued and outstanding shares of stock of the Company.

Third, the Company did not hold an Annual Meeting of Shareholders in 2005. There was no quorum present at the meeting, and consequently, it could not be called to order. No annual meeting of Shareholders has been held since 2004, and in the intervening time period, the Board of Directors has taken the actions outlined in the Proposal, which are contrary to the best interests of the Company and its shareholders and which are sought to be remedied through adoption of the Proposal.

Finally, effective July 31, 2006, the Company entered into an employment agreement with Benjamin Ames, whereby Mr. Ames was employed as Executive Vice President of the Company and received a grant of 200,000 restricted shares of the Company's common stock. Pursuant to the grant, Mr. Ames has full voting power for all the 200,000 shares as of the date of the grant. Upon inquiry, counsel for Proponent was informed that Mr. Ames is a "marketing executive". The grant to Mr. Ames increases the number of outstanding and issued shares of stock of the Company, to 5,311,590, thereby diluting the ownership interest of Proponent and his family, and increasing the number of shares that are required in order for Proponent to receive proxies for a majority of the shares of the Company.

It is Proponent's belief that the grant of restricted shares to Mr. Ames was an excessive amount, set at that amount to dilute the holdings and interests of the Proponent, his family and those who may choose to give proxies to the Proponent for the 2006 Annual Meeting of Shareholders of the Company. The excessive nature of the grant is particularly clear in light of the fact that the beneficial share ownership of the officers and directors of the Company, other than Mr. Ames, are as follows:

Dale H. Sizemore, Jr., Chairman, President, CEO	214,779
Richard A. Sizemore, Director	264,995
H. James Serrone, Vice President, Finance, Director	6,916
Anthony L. Lewis, Director	-0-
Stephen K. Swinton, Director	-0-

In Proponent's response to the Company's letter of August 2, 2006, we will provide our position with regard to the legal issues raised by the Company. However, the actions of the Board of Directors of the Company over the past two years have been directed at entrenching management of the Company and defeating the efforts to enhance shareholder value made by those who had been, prior to the recent actions of the Board, the holders of a majority of the shares of the Company's stock. The Proponent believes that the Proposal is necessary to allow the shareholders to properly exercise their rights and protect their interests.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy

RCL:jh

cc: Victoria R. Westerhaus, Esq.
H. James Serrone
Basil P. Caloyeras

SEIGFREID, BINGHAM, LEVY, SELZER & GEE

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

911 MAIN STREET

SUITE 2800

KANSAS CITY, MISSOURI 64105

816 421-4460

FACSIMILE 816 474-3447

August 15, 2006

Via Federal Express
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Basil P. Caloyeras

Dear Ladies and Gentlemen:

As counsel to Basil P. Caloyeras ("Caloyeras"), we submit this letter on our client's behalf in response to the August 2, 2006 letter from Torotel, Inc. (the "Company") requesting that the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") conclude that no enforcement action will be recommended if the Company omits the Caloyeras shareholder proposal (the "Proposal") from the Company's proxy materials. In its letter to the Staff, the Company asks the Staff to concur with its reasoning for excluding the Proposal from the Company's proxy materials on grounds that the Proposal violates: (1) Rule 14a-8(c), in that the Proposal contains multiple shareholder proposals; (2) Rule 14a-8(e), in that the Proposal was not submitted in a timely manner; (3) Rule 14a-4, in that the Proposal violates certain anti-bundling requirements; and (4) Rule 14a-9, in that the Proposal's supporting statement is false and misleading.

As is more fully explained below, we disagree with the Company's assertions and legal conclusions. Therefore, we respectfully submit that the Company's request for no-action relief be denied. In support of our submission, we assert that: (1) All elements of the Proposal are closely related and essential to a single, well-defined unifying concept and therefore do not constitute multiple proposals; (2) The Proposal was submitted in a timely manner; (3) The Proposal does not violate the anti-bundling requirements of Rule 14a-4; and (4) Staff Legal Bulletin No. 14B (CF) specifically provides it is not appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in four circumstances, including statements of opinion.

For the purpose of maintaining uniformity with the Company's no-action request letter, when "Rule" is referenced in this letter, it shall mean a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

1. The Proposal Is a Single Proposal in Accordance with Rule 14a-8(c) and SEC Release No. 34-12999 (November 22, 1976).

Rule 14a-8(c) permits each shareholder of a company to submit one shareholder proposal for consideration at a particular shareholder's meeting. The Staff has stated that Rule 14a-8(c) was not intended to prevent single proposals with multiple elements from being included in proxy materials. Moreover, the Staff has consistently stated that a proposal containing multiple elements will be considered a single proposal under Rule 14a-8(c) when all elements relate to a single issue. SEC Release No. 34-12999 (November 22, 1976) (A single proposal made up of several components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept."). The Proposal submitted by Caloyeras had at its single purpose to remedy the recent actions of the Board of Directors of the Company, in which it acted to entrench itself and obtain excessive control over the Company's decision making and resources at the expense of the Company and its shareholders.

The Company asserts that the July 5, 2005 notice, as submitted to the Company on July 21, 2006, is a mere "bundling and revision of the proposals in the July 5th Proposal Letter." The Company further suggests the Proposal consists of a "single resolution proposing two distinct amendments to the company's Articles of Incorporation."

A portion of the July 5th letter referenced by the Company is copied below for your convenience:

1. Eliminate the staggered terms of the Board of Directors, effective immediately. All terms of all directors will expire at the annual meeting on September 18, 2006; and

2. No amendment to Torotel's Bylaws may be made without the approval of a majority of the shareholders of Torotel.

On receipt of the July 5, 2006 letter, the Company, on July 18, 2006, responded with a notification of deficiency, which it sent to Caloyeras, as required by Rule 14a-8(f). In response, Caloyeras submitted the Proposal on July 21, 2006 (1) in accordance with the Company's direction and pursuant to the Bylaws of the Company, which were amended and restated on June 30, 2006, after the submission of the July 5th letter and presumably in response to that letter, (2) in compliance with Rule 14a-8(c); and (3) pursuant to SEC Release No. 34-12999 (November 22, 1976).

The July 21, 2006 Proposal is copied below:

RESOLVED, that the shareholders of Torotel, Inc. ("Corporation") approve amending Articles Six and Nine of the Corporation's Articles of Incorporation to remove certain provisions of the Corporation's Bylaws that unduly restrict shareholder rights and decrease shareholder value as follows:

Article Six:

> "The number of Directors is five. Directors shall be elected by Shareholders holding not less than 50% of outstanding shares at each annual meeting of Shareholders, but if such annual meeting is not held or Directors are not elected thereat, Directors may be elected at a special meeting of Shareholders. Directors shall hold office until the next annual meeting and until their successors are elected and qualified. The declassification effectuated by this provision shall not affect unexpired terms of Directors previously elected."

Article Nine:

> "Only a majority of Shareholders may make, alter, amend, suspend or repeal the Bylaws. With respect to the Bylaws currently in effect, each of the following provisions is hereby revoked in its entirety: Article II, Sections 13, 14, and 15; Article III, Sections 2, 8, and 10; and Article XIII. Article II, Section 2 shall be amended to read that a special meeting of Shareholders may be called by the President, Board of Directors or Shareholder holding not less than 15% of outstanding shares of the Corporation."

The Company suggests that a plain reading of the Proposal evidences "no single, unifying concept among the various proposals contained." Further, the Company requests the Staff to find that the Proposal is a mere "bundling and revision of the proposals in the July 5th Proposal Letter." According to the Company, the Proposal consists of a "single resolution proposing two distinct amendments to the company's Articles of Incorporation." In support thereof, the Company cites to certain SEC no-action letters , wherein the Staff determined the proposals consisted of multiple components/elements inconsistent with a single well-defined concept. Contrary to the Company's assertions, however, these letters are unmistakably distinguishable from the issues here.

We submit that the Proposal was to remedy the recent actions of the Board of Director to entrench themselves and obtain excessive control over the Company's decision making and resources at the expense of the Company and its shareholders. As such, the Proposal is one proposal, because it contains a single well-defined concept not present in the proposals noted by the Company. In the following letters, the Staff concluded that each proposal consisting of

multiple elements was one proposal, that each element was logically necessary to achieve the purpose and/or goals of such proposal, and therefore, constituted one proposal with a single, unifying concept:

1.) **Quality Systems, Inc.** (June 9, 1999) (Five subcomponents all related to creating a more independent board of directors. The Staff concluded the proposal was a single proposal under Rule 14a-8(c), because all five elements related to the creation of an independent board of directors. The proposal sought shareholder approval to amend the bylaws to include the following: (1) at least seventy-five percent (75%) of the directors on the board be independent directors; (2) the independent directors of the board meet in executive session, separately from the other directors, at the end of each meeting of the board to discuss such matters as they deem appropriate: (3) the independent directors shall elect the chairman of the board; (4) the chairman of the board be required to be an independent director; and (5) a nominating committee be established);

2.) **AT & T** (April 10, 2002) (Five subcomponents; including that when shareholder approval for any future restructuring results in the creation of a new corporation, shareholders will vote separately on whether the corporation will (1) have a classified board of directors; (2) eliminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law; (3) eliminate the right to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required by state law; (4) require approval of more than a majority of shareholders to amend some or all provisions of the charter; and (5) require approval of more than a majority of shareholders to amend some or all bylaws. See Section 3 of our letter herein);

3.) **Westinghouse Electric** (January 27, 1995) (Three subcomponents: (1) that a majority of GE's Board of Directors be required to consist of "independent" directors; (2) that the Board appoint a committee consisting of the current independent directors to oversee implementation of the first proposal; and (3) that the Board submit to a shareholder vote "as a separate proposal" and "future action" to modify the first or second proposals);

4.) **Ferrofluidics Corp.** (September 18, 1992) (Proposal upheld where all elements were related to base pay and warrants granted to executives).

Notably, the foregoing proposals contained multiple subcomponents distinctly related to one single, unified concept and, therefore, one proposal. The compendium of cases on the issue here favors a similar conclusion with respect to the Proposal submitted by Caloyeras. The Proposal is one course of action with a singular purpose – a response to the current Board of

Director's distinct actions to entrench the Board with power to obtain excessive control over the Company's decision making and resources, all designed to limit the ability of the Company's shareholders to undertake corporate actions.

For the foregoing reasons, the Company's argument that the Proposal constitutes multiple proposals should be rejected.

2. **The Proposal Is Not Excludable as Untimely Pursuant to Rule 14a-8(e)(2).**

The Company seeks to exclude the Proposal submitted by Caloyeras contending the Proposal was untimely and excludable in reliance on Rule 14a-8(e) (2). For the reasons that follow, we request that the Staff recommend enforcement action if the Company omits the Proposal from its proxy materials in reliance on Rule 14a-8(e)(2).

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Further, Rule 14a-8(e)(2) provides an exception to this timing requirement. If the annual meeting was not held the previous year, or the date of the annual meeting has been changed by more than 30 days from the date of the previous year's meeting, the deadline for submitting a proposal is a reasonable time before the company begins to print and mail its proxy materials.

The Proposal should be excepted from the 120-day rule requirement, because the 2005 annual meeting of the Company was not held. The meeting was called to order, opening remarks were made by the Chairman of the meeting, the directors and officers were introduced, and there was proof of notice of the meeting and a report on quorum (according to the Agenda of the Annual Meeting of Shareholders dated Monday, September 19, 2005). Immediately thereafter, however, the Chairman declared Caloyeras and the holders of proxies representing a majority of the issued and outstanding shares out of order, when they attempted to submit matters for consideration by the shareholders. In response, Caloyeras and his family announced they were not submitting their votes (nor any proxies that they were holding) and a quorum would not be present.

Under Missouri law, a quorum must be present for any action taken at a meeting to constitute a valid action of shareholders. Mo. Rev. Stat. § 351.265 (1996). Because no quorum was present, no business was transacted at what the Company contends was an annual meeting of the shareholders on September 19, 2005. A valid meeting, particularly important for publicly held companies to competently govern under the guidelines of the Sarbanes-Oxley Act, requires far more than merely calling a meeting to order and introducing directors and officers.

The Staff's Legal Bulletin No. 14 provides guidance on Rule 14a-8, by stating that this Rule is an avenue for shareholders and companies to communicate and "generally requires companies to include the proposal unless the shareholder has not complied with the Rule's procedural requirements." Consistent with the Staff's interpretation and application of Rule 14a-8, any conclusion that a Company's annual meeting took place on September 19, 2005 would elevate form over substance. Although confusion may have taken place on September 19, 2005, any confusion among those present does not translate into a duly held meeting where any business was transacted. Therefore, the September 19, 2005 "meeting" should not be considered as to exclude the timely submitted Proposal.

We also note that no shareholder meeting was held in 2004, meaning no shareholder meeting has been held since September 2003. In addition to evidencing bad corporate governance generally, we believe this is consistent with the Company's aim to limit shareholder participation in corporate governance.

The Proposal was submitted within a "reasonable time" and before the Company began "printing and mailing" its proxy materials. The Proposal was originally submitted to the Company on July 21, 2006. The Company has informed us that it expects to mail its proxy materials in mid-August (for purposes of this response, we assume a date of August 15, 2006). Based on this premise, the Proposal was sent 41 days before the Company planned to print and mail its proxy materials.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether at the time the proposal is submitted, it affords the company reasonable time to consider the proposal without causing excessive delay in the distribution of proxy materials to its shareholders. Jefferson-Pilot Corporation (January 30, 2006); Greyhound Lines, Inc. (January 8, 1999). In Jefferson-Pilot, the company was holding a special meeting. Rule 14a-8 (e) (3) states that a shareholder proposal submitted for a meeting other than a regularly scheduled annual meeting should be submitted, "a reasonable time before the company begins to print and mail its proxy materials," the same deadline imposed when an annual meeting was not held the previous year. The proponent of the proposal in Jefferson-Pilot submitted the proposal to the company on January 17, 2006, only 22 days before the company planned to print and mail its proxy materials. In this instance, the Staff found some basis for Jefferson-Pilot's view that the proposal was not timely submitted in accord with Rule 14a-8(e)(3).

The decision in Jefferson Pilot should be contrasted with the decision regarding the no-action letter in U.S. Liquids, Inc. (April 3, 2002). In U.S. Liquids, the date of the annual meeting was changed from July 10, 2001 to May 14, 2002, triggering the reasonable time requirements in Rule 14a-8(e)(2). A proposal dated March 5, 2002 was received by the company on March 11, 2002 and the company planned to print and mail its proxy materials approximately on April 12, 2002. Therefore the company had approximately 32 days from the date the proposal was received (March 11, 2002) to the date the company planned on printing and mailing its proxy

materials (April 12, 2002). The Staff determined that the proposal should be included under Rule 14a-8 (e)(2).

In Avaya, Inc. (December 4, 2001) the company did not hold an annual meeting because of a stock split off from Lucent Technologies. The proposal was received by Avaya on October 1, 2001, 31 days after the August 31, 2001 deadline the company disclosed in its Quarterly Report on Form 10-Q. However, the proposal was received 99 days before the company planned to file and mail its definitive proxy materials. The Staff was also unable to concur in Avaya's view that the proposal should be excluded under Rule 14a-8 (e) (2).

The Proposal did not give the Company 99 days to consider it; however, the Company had 41 days for consideration. In U.S. Liquids, 32 days was deemed enough time to consider the proposal. The Caloyeras Proposal exceeded that. In Jefferson-Pilot, the company had only 22 days to consider the proposal. Caloyeras provided the Company nearly twice that amount of time to consider his Proposal.

Additionally, a series of no-action letters have consistently stated that the Staff will not recommend enforcement action against a registrant that excluded a shareholder proposal received after the registrant filed its preliminary proxy materials. *See* Scudder New Europe Fund (November 10, 1998) and Public Service Company of Colorado (November 29, 1995). The Company has not filed preliminary proxy materials. Therefore, there is no reason to exclude the Proposal based on Caloyeras' timeliness with regard to the Company's filing of any preliminary materials.

Therefore, we respectfully request that the SEC recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2006 annual meeting in reliance on Rule 14a-8 (e)(2).

3. The Proposal Does Not Violate the Anti-Bundling Requirements in Rule 14a-4(a)(3).

The Staff has consistently denied granting no-action relief where proposals contain elements relating to the same subject even when the elements are distinct and require separate corporate action. In Ametek, Inc. (February 15, 1994), the Staff rejected the company's argument that the proposal consisted of three or more distinct proposals and three corporate actions (the proposal sought to reconstitute its board of directors, require that two-thirds of the directors be independent, create independent nomination and compensation committees, and diversify the board by expertise, gender, and race); Westinghouse Electric Corporation (January 27, 1995) (similar conclusion). In Ferrofluidics Corporation (September 18, 1992), the Staff concluded that a proposal containing six different elements requiring individual corporate actions did not violate the rule. The six components dealt with base salary, executive loans, incentive compensation, the terms and number of stock options and stock repricing. The Staff determined that all components related to "controlling executive compensation."

The proposal in the letters the Company cites are distinguishable from the Proposal and the facts at hand. For example, in Fotoball, Inc. (May 6, 1997), the Staff rejected the proponent's characterization of the proposal as related to "director qualifications" where the proposal requested the company to impose a director stock ownership requirement, pay directors solely in stock, and impose an independence requirement. The Staff's conclusion is logical in view that qualifications and compensation are distinctly separate, unrelated components; Delta Air Lines, Inc. (July 9, 1993) (proposal sought resignation of the CEO, separation of the CEO and Chairman positions, creation of four employee directorships on the board, requested independent study regarding the Pan Am acquisition and sought creation of a policy regarding executive compensation); Allstate Corporation (January 29, 1997) (The Staff permitted exclusion of a proposal requesting the board to adopt cumulative voting, prohibit classification of the board, reduce the board size or "manipulation of company shares that has the effect of diminishing the cumulative voting rights of the companies [sic] stockholders."). In Global Entertainment Holdings/Equities, Inc. (July 18, 2003), the proponent submitted five proposals related to increasing the number of board nominees and nominee qualifications, including (1) amendment to bylaws to require a 2/3 vote of shareholders for future changes to bylaws, (2) amendment to title of the bylaws, (3) amendment to stockholder and special meetings articles with limitations regarding calling of special meetings of stockholders; (4) amendment relating to Board of Directors, number and qualifications, and (5) amendment relating to Officers; Election and Tenure, both of which provided more stringent qualifications). Also, in Exxon Mobil Corp. (March 19, 2002), two separate proposals were identical to proposals submitted by shareholders at the prior year's annual meeting; proposals to (1) to increase diversity of the Board and (2) to nominate more candidates than open Board seats. The company submitted evidence that both proposals were "overwhelmingly defeated" at the prior annual meeting, the holder of more than twice as many shares favoring the proposal regarding Board diversity than the proposal regarding additional director nominees.

The Company's reliance on those cases is misplaced. The Company misunderstands the Staff's clear guidance and interpretive instruction concerning multiple issues related to a single concept. The Company suggests the Proposal contains separate and distinct provisions. Specifically, the Company asserts that a shareholder might wish to vote for one without being forced to vote for the other. In its own words, the Company suggests "a shareholder may wish to reduce the number of directors to five, but may desire to continue to allow the board of directors to have equal power to amend the bylaws." According to the Company, the shareholder's voting proposal would be restricted by the combination of the two proposals. Additionally, the Company suggests shareholders may want power to amend the bylaws, but may not agree that shareholders holding 15% or more of the Company's outstanding shares have the ability to call a special meeting.

The Staff considered a similar argument in AT&T (April 10, 2002). There, the Staff concluded that AT&T could not exclude the proposal under Rule 14a-8(c). Despite AT&T's

urging that the proposal violated the "anti-bundling" rule, the Staff noted that the proposal's focus on presenting separate matters to shareholder vote in an "unbundled manner" was a response to recent AT&T proxy materials referenced in the supporting statement. The five proposals were as follows:

1. "RESOLVED: Shareholders of AT&T Corp. ("AT&T) urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will ... [h]ave a classified board of directors:

2. RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will ... [e]liminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law;

3. RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will [e]liminate the right of shareholders to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required under state law;

4. RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will ... [r]equire approval of more than a majority of shareholders to amend some or all provisions of the charter;

5. RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will ... [r]equire approval of more than a majority of shareholders to amend some or all bylaws.

Similar to AT&T, the Proposal was a single response to Company action. Caloyeras believes the Proposal does not violate the anti-bundling requirements of Rule 14a-4(a)(3). First, it is important to note the components the Company identifies as separate and distinct are somewhat analogous to spokes originating from one hub. Here, the single concept, or hub, is the shareholder's right to participate in amending the bylaws, articles, etc. The number of directors

on the board, as well as the number of shares needed to call a special meeting, borrow its power from the resolution permitting shareholders the right to amend bylaws, etc. The result would not change even if all subcomponents were removed excepting for the shareholder voting right. The subcomponents are derivative of a single concept and common to one purpose – the right of shareholders to restrain the power of the Board at shareholder's expense. Caloyeras has proposed that the Amended and Restated Bylaws of the Company be returned to their state prior to the Board of Directors' recent action.

Finally, pursuant to Rule 14a-8(i)(8), implementing the Proposal would not disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting. The Proposal does not affect the unexpired terms of directors presently elected to the board at or prior to the upcoming shareholder meeting.

3. **The Supporting Statement Contained in the Proposal Does Not Contain False or Misleading Statements in Violation of Rule 14a-9 or the Standards Set Forth in Staff Legal Bulletin No. 148 (CF).**

The purpose of Rule 14a-8(i)(3) is to allow exclusion where the proposal as a whole cannot be understood. That concern is not present under these circumstances. Pursuant to Staff Legal Bulletin No. 14B (CF), it is not appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances:

- The company objects to factual assertions because they are not supported;
- The company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- The company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- The company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The Staff has provided clear guidance on this issue. Statements consistent with these guidelines will not be used to exclude the Proposal. Staff Legal Bulletin No. 14B (CF) clearly authorizes shareholder opinions not specifically identified as "opinion," and such opinions will not be excluded under 14a-8(i)(3).

A. Caloyeras' Statements of Opinion that the Amended and Restated Bylaws Suggest a Plan to Retain Excessive Control Are Neither False Nor Misleading.

The Company objects to Caloyeras' statement, "[t]he new Bylaws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the shareholder's expense." The Company places emphasis on the word "plan" and contends the statement is one of fact and constitutes "nothing more than an attempt to impugn the character of the board of directors in violation of Rule 14a-9."

Caloyeras' statement falls within the scope of permissible statements, as it is a statement of opinion. A proposal setting forth an opinion regarding the Board's June 30, 2006 amendment to the Bylaws without notice to the shareholders is neither false nor misleading. The information is readily ascertainable to other shareholders. Individual shareholder opinion concerning amendments affecting shareholder rights, including an opinion that the board plans to retain excessive control, is not false or misleading. In its request for no-action to the Staff, the Company acknowledges its purpose for changing the Bylaws. The Company admitted its purpose in its no-action request, stating that "the board of directors believed it was necessary and consistent with its fiduciary duties to protect minority shareholders from possible actions that could be taken by majority shareholders that would not be in the best interests of all shareholders."

B. Caloyeras' Statements of Opinion Relating to Shareholder Concerns about the Board's Performance and/or Employment Agreement Are Neither False Nor Misleading.

The Company objects to the Proposal's statement that "[t]he current Board has performed poorly compared to boards of similarly situated corporations, has failed to respond adequately to shareholder concerns and has voted in favor of employment agreements featuring poor pay-performance links." The Company asserts that the statement is an unsupported assertion of fact, with no comparative analysis of similarly situated companies' boards of directors, etc. In substance, this statement is opinion. The opinion is neither false nor misleading. The Board voted in favor of employment agreements that provide for substantial compensation on termination with or without cause. An opinion to performance is within a shareholder's personal experience. Other shareholders would not be misled by such a statement.

In addition, Caloyeras included his statements of opinion to satisfy the addition of new Section 14 to the Bylaws that Caloyeras is proposing to have removed, which states in Section 14 that for any business to be properly brought before a meeting of shareholders of the Company, the shareholder shall set forth as to each matter the shareholder proposes to bring before the meeting a brief description of the business and the reasons for conducting such business at the meeting. In submitting the comments to which the Company is now objecting,

Caloyeras was only attempting to comply with the Company's own rules. In fact, the Company must have anticipated the unenforceability of this new Bylaw addition, as it concludes with the statement that "[t]o the extent this Section 14 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or finally adjudged by a court of competent jurisdiction, to be inconsistent with the right of shareholders to request inclusion of a proposal in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act, such rule shall prevail."

CONCLUSION

For all the reasons contained herein, on behalf of Caloyeras, we respectfully request that the Staff find the Company's arguments inconsistent with the Staff's interpretations and rulings on this issue and therefore deny the Company's request for no-action relief. We request that the Staff deliver its response to this letter by U.S. first class mail and by facsimile to the number on the first page of this letter.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy

cc: Secretary, Torotel, Inc., 620 N. Lindenwood Drive, Olathe, KS 66062 (via hand delivery)
Victoria Westerhaus, Esq. (via hand delivery)
Howard Z. Berman, Esq. (via e-mail)
Mr. Basil P. Caloyeras (via e-mail)

STINSON
MORRISON
HECKER LLP

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinsonmoheck.com
www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 854-0609

RECEIVED
2006 AUG 24 PM 3:25

VIA FEDERAL EXPRESS

August 23, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response of Torotel, Inc. to that Certain Response Letter Regarding the Exclusion of Shareholder Proposal

Ladies and Gentlemen:

On August 2, 2006, Torotel, Inc., a Missouri corporation (the "Company"), submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission (the "Staff") concur with the Company's view that the Company was entitled to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Basil P. Caloyeras (the "Proponent").

In response to the Initial Letter, the Proponent delivered to the Division a letter, dated August 15, 2006 (the "Response Letter"), pursuant to which the Proponent asserted its opposition to the exclusion of the Proposal. Although we believe the Initial Letter already addresses most of the arguments raised by the Proponent, we are providing the Staff with this letter in order to clarify the Company's position with respect to certain issues raised by the Proponent.

I. Preliminary Matter.

As a preliminary matter, we would like to inform the Staff that we believe the Proponent misrepresented the facts regarding the 2005 Annual Meeting of the Company's Shareholders (the "2005 Annual Meeting"). The 2005 Annual Meeting was held in accordance with Missouri law as we stated in the Initial Letter. The Proponent (through his counsel) responded to the Initial Letter by delivering to the Commission the Response Letter and a letter that preceded it dated August 9, 2006 (the "August 9 Letter"). The August 9 Letter stated, ". . . the Company did not hold an Annual Meeting of Shareholders in 2005." It further stated, "[t]here was no quorum present at the meeting, and consequently, it could not be called to order." Both the Proponent and his counsel were present at the 2005 Annual Meeting. The

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C
PHOENIX
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OMAHA
JEFFERSON CITY

Proponent's shares (and those for which he held a proxy) were tendered to be counted as present for the 2005 Annual Meeting and the Proponent and his counsel witnessed UMB Bank, n.a., the inspector of elections for the 2005 Annual Meeting, certify to the Company's Secretary that a majority of the outstanding shares were present in person or by proxy and that a quorum was satisfied. Immediately, the Chairman called the meeting to order. Neither the Proponent nor his counsel disputed that a quorum was present and that the 2005 Annual Meeting had started. In fact, counsel to the Proponent, once he knew that a quorum was certified and the meeting was called to order, attempted to bring business before the meeting that had not been properly presented in accordance with the advance notice provisions for submission of shareholder proposals. After being ruled out of order by the Chairman for failing to comply with the advance notice requirements, the Proponent and his counsel voluntarily left the meeting. We would be happy to make available to the Commission, upon its request, a copy of the transcript from the audio recording of the 2005 Annual Meeting.

Following receipt of the August 9 Letter, we contacted counsel to the Proponent by telephone. The purpose of the telephone call was to remind him that the 2005 Annual Meeting had been tape recorded with the knowledge of all participants. We had no obligation to remind him about the audio recording prior to his delivery of the Response Letter; we informed him out of professional courtesy.

II. The Proposal May Be Excluded as Untimely.

The Company clearly explained in the Initial Letter that the Proposal was delivered in an untimely manner in violation of Rule 14a-8(e) and, therefore, may be excluded. The Response Letter fails in its arguments to the contrary.

A. The 2005 Annual Meeting Was Held in Accordance with Missouri Law.

The 2005 Annual Meeting was held in accordance with Missouri law. As the Minutes of the 2005 Annual Meeting (the "2005 Minutes" a copy of which we would be happy to provide to the Commission upon its request) indicate, UMB Bank, n.a., the inspector of elections for the 2005 Annual Meeting, certified that a majority of the shares of the Company were present, in person or by proxy, at the meeting and, thus, a quorum was present. The Company's Secretary concurred with this certification and, thereafter, the Chairman called the 2005 Annual Meeting to order. As stated previously, the Proponent and his counsel attempted to bring business before the meeting that had not been properly submitted in accordance with the Company's advance notice requirements for shareholder proposals. After being ruled out of order, the Proponent and his counsel took it upon themselves to leave the 2005 Annual Meeting. As we previously indicated in the Initial Letter, the meeting was adjourned, but never reconvened.

The 2005 Annual Meeting was held in accordance with Missouri law. The Proponent fails to accurately describe Section 351.265 of the Missouri General and Business Corporation Law (the "MGBCL") in the Response Letter. For your convenience, we have attached Section 351.265 as Exhibit A hereto.

Subsection (1) of Section 351.265 states that "[u]nless otherwise provided in the articles of incorporation or bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders." Subsection (2) of Section 351.265 provides that for any action to be valid, it must have received the vote of a majority of shares entitled to vote at a meeting where a quorum was present. Therefore, to have a valid meeting, there must be a quorum and, to have a valid action (shareholder vote), a majority of the shares entitled to vote must have approved such action. A quorum was present for the 2005 Annual Meeting and the meeting was called to order. Therefore, under Missouri law, the 2005 Annual Meeting was held. The fact that the Proponent and his counsel left and that the meeting was adjourned is irrelevant under Missouri law. Missouri law is clear in this regard and this clarity is further evidenced by the fact that the Proponent is unable to proffer any statutory or common law in Missouri to the contrary.

The Response Letter states that there was no "substance" to the 2005 Annual Meeting and, therefore, it did not take place. The Proponent offers no Missouri statutory or common law to support this assertion. The Proponent suggests the premise that anytime a shareholder voluntarily leaves a meeting and, as a result, a quorum ceases to be present, the meeting is no longer valid. As a general matter, commentators, including one of the preeminent commentators on general corporate law, disagree with this suggestion.[1] More specifically, although Missouri courts have never addressed this specific issue in the context of a for-profit corporation, one Missouri court did address the situation in the not-for-profit corporation context. In <u>Potter, et al v. Patee, et al.</u>[2], the Court of Appeals for the Kansas City District applied this general principle and cited a Pennsylvania corporate law case in support of this position. It is clear the Proponent lacks any factual or legal basis for its assertion that the 2005 Annual Meeting was not a valid meeting.

We understand the Commission is not the arbiter of state law corporate governance issues; however, as part of a suitable reply to the Response Letter, we felt it necessary to provide clarity on Missouri corporate law. There can be no doubt that the 2005 Annual Meeting was held: proxy materials were distributed to shareholders, proxy cards were received, a majority of the shares were present in person or by proxy (a "quorum"), the meeting was called to order and the first matter the Chairman had to tend to was dealing with the out of order actions of the Proponent and his counsel. It is disingenuous of the Proponent to suggest the 2005 Annual Meeting did not have "substance" and thus did not take place, because they did not follow the advance notice procedures that applied to all shareholders, had their business ruled out of order and took it upon themselves to leave in an effort to stop the 2005 Annual Meeting.

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[1] See for example, <u>Fletcher Cyclopedia Corporations</u>, § 2013.10 (Volume 5) (noting that where a quorum is once present to organize a shareholders meeting, it is generally not broken by subsequent withdrawal of a part of the shareholders. The purpose of this is to prevent a shareholder from defeating a quorum by simply walking out of a meeting.)

[2] 493 S.W.2d 58, 61-62 (1973)(citing <u>Commonwealth ex rel. Sheip v. Vandergrift</u>, 81 A. 153 (May 23, 1911)). We have attached a copy hereto as <u>Exhibit B</u>.

B. <u>Forty-One Days Prior to Mailing Does Not Constitute a "Reasonable Time"</u>.

The Proponent claims in the Response Letter that delivery of the Proposal "41 days" prior to the mailing of the 2006 Proxy Materials meets the "reasonable time" standard of Rule 14a-8(e)(2) (assuming for purposes of argument the 2005 Annual Meeting had not been held). For the reasons set forth below, this belief is erroneous.

As a preliminary matter, we review the general information available to all shareholders regarding the dates of the 2006 Annual Meeting and relevant deadlines for submission of shareholder proposals. As we stated in the Initial Letter, the 2005 Proxy Materials (as such term is defined in the Initial Letter) set forth the deadline (April 21, 2006) for shareholder proposals to be submitted for inclusion in the 2006 Proxy Materials. Section 351.225 of the MGBCL requires that the day of a Missouri corporation's annual meeting be set in its bylaws. The Company is and has been compliant with this requirement. Since the delivery of the 2005 Proxy Materials, the Company has not changed the day of the annual meeting. All shareholders have been aware of the day of the Company's annual meeting. Furthermore, the Company has never given any indication that the day of the annual meeting might be changed. Therefore, the Proponent had no reasonable basis from which to conclude that the 2006 Annual Meeting might not be held on the normal day for annual meetings under the Company's Bylaws and, therefore, the Proponent had no reasonable basis to believe that the deadlines set forth in the 2005 Proxy Materials were no longer valid.

The Proxy Rules provide that 120 days prior to the date on which the prior year's proxy materials were mailed is the proper deadline for submission of proposals for the current year's proxy materials. This allows a 40-day window within which a company may notify a shareholder of any deficiencies with his/her proposal and for such shareholder to correct such deficiencies. The Proxy Rules require that a company submit a no action request to the Commission at least 80 days prior to mailing its proxy materials if it intends to exclude a shareholder proposal. This 80-day window is intended to allow a proper amount of time for review of the no action request, such that the mailing date of the proxy materials will not be delayed. Assuming a shareholder's proposal is not excludable, under the Proxy Rules, a company must deliver to the shareholder a copy of his/her proposal and the company's response thereto, as they will appear in the proxy materials. This allows the shareholder an opportunity to raise with the Commission any issues of material misrepresentation in the company's response.

In light of the fact that (i) the Proponent, a sophisticated businessman advised by experienced counsel, should be familiar with the Proxy Rules (and the deadlines mandated thereby), (ii) the deadlines for submission of shareholder proposals were clearly detailed in the 2005 Proxy Materials and (iii) no changes have been made to the Company's annual meeting date (which has and is required by Missouri law to be included in the Company's Bylaws), the delivery of the Proposal 41 days prior to the Company's intended mailing date is clearly unreasonable. Even with the Proponent's flawed assumption that the 2005 Annual Meeting was not held, the Proponent was well aware of all relevant deadlines and the date for the 2006 Annual Meeting. Furthermore, the Proponent should have been aware that by submitting the Proposal so late, the Company's ability to properly contest the inclusion of the Proposal in the

2006 Proxy Materials and mail such materials on time would be compromised. As we stated in the Initial Letter, the Company intended to mail the 2006 Proxy Materials on or about August 18, 2006 and, as a result of the Proponent's untimely submission and the resulting no action letter process, the Company has failed to meet this date. The Company has not moved the 2006 Annual Meeting date.

As we stated in the Initial Letter, the Proposal was not submitted in a reasonable time pursuant to Rule 14a-8(e)(2). The analysis contained in the Initial Letter and the no action letter issued with respect to Jefferson-Pilot Corporation (January 30, 2006) are determinative on this issue. The Proponent asserts several no action letters in support of his contention that the Proposal was submitted in accordance with Rule 14a-8(e)(2); however, none of these no action letters are applicable to the case at hand.

U.S. Liquids, Inc. (April 3, 2002) is inapplicable because the situation involved U.S. Liquids moving the date of the current year's annual meeting up by more than 30 days. U.S. Liquids did not inform the shareholders of this advancement in the annual meeting date until only three months prior to the annual meeting. By shortening the amount of time a shareholder had to consider and submit a proposal (because of an earlier annual meeting date), U.S. Liquids had effectively put the shareholders at a disadvantage. None of the facts present in U.S. Liquids is present in this case; specifically, the annual meeting date has not changed and there has been no indication that it would have been changed to an earlier date. Furthermore, the time frame in which the Proponent had to consider and submit the Proposal was never shortened.

Avaya, Inc. (December 4, 2001) is also inapplicable to the case at hand. Avaya received the shareholder proposal 99 days prior to the mailing date for Avaya's proxy materials. This date was well outside the 80-day deadline for Avaya to submit a no action letter seeking to exclude the shareholder's proposal. Therefore, Avaya would have been able to go through the process to exclude the shareholder's proposal in ample time prior to the mailing of its proxy materials. This is the opposite of the present case. The Proponent submitted the Proposal significantly inside the 80 day no action deadline and in less than half the time the shareholder in Avaya submitted the contested proposal. For the foregoing reasons, reliance on Avaya is misplaced.

Finally, the Proponent asserts that so long as preliminary proxy materials have not been filed with the Commission, then the Proposal is timely. This conclusion is the poor attempt at arguing in the negative the Commission's holdings in Scudder New Europe Fund (November 10, 1998) and Public Service Company of Colorado (November 29, 1995) that the relevant shareholder proposals were untimely because they were submitted after the preliminary proxy materials had been filed with the Commission. We are unaware of any no action letter ruling by the Commission holding that shareholder proposals are timely solely on the basis that a shareholder submits a proposal before a company files its preliminary proxy materials. We believe the Proponent incorrectly expanded the holdings of the Scudder and Public Service.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(c) Because the Proposal Constitutes Multiple Proposals.

The Company clearly explained in the Initial Letter that the Proposal contains more than one proposal in violation of Rule 14a-8(c). The Response Letter fails in its arguments to the contrary.

The Proponent states in the Response Letter that the single "purpose" of the Proposal and its subparts is "to remedy the recent actions of the Board of Directors of the Company, in which it acted to entrench itself and obtain excessive control over the Company's decision making and resources at the expense of the Company and its shareholders." Before we discuss no action letter precedent, we would like to make several points.

First, we would like to reiterate the fact that the July 5th Letter (as defined in the Initial Letter) contained multiple "items . . . for presentation at the 2006 annual meeting of Torotel." After receipt of the Deficiency Letter (as defined in the Initial Letter) from the Company, the Proponent re-submitted the "items" as the Proposal. From a clear reading of the July 5th Letter, it is apparent the Proponent clearly viewed the "items" as separate and distinct, otherwise he would have only submitted one "item" containing both "items".

Second, as the Staff will note, the Proposal's supporting statement identifies multiple purposes for the Proposal, not "one single, well-defined unifying concept." The Proposal's supporting statement and the introduction to the resolutions states the amendments to the Company's Articles are made to remove certain provisions of the Bylaws that restrict shareholder rights and decrease shareholder value. Furthermore, the Proposal's supporting statement identifies several other purposes, including more effective corporate governance and reduced expenses as a result of a smaller Board of Directors. These are inconsistent with the "purpose" asserted in the Response Letter. Clearly there is no "one single, well-defined unifying concept" linking the multiple proposals within the Proposal.

Third, with respect to the statement that the Board of Directors acted to "obtain excessive control over the Company's decision making and resources", Proponent obviously fails to understand that the Board of Directors cannot obtain any more "control" than what it has always had, which is granted under Section 351.310 of the MGBCL. Section 351.310 states that "[t]he property and business of a corporation shall be controlled and managed by the board of directors." The Proposal does not propose to amend the powers granted to the Board of Directors under Section 351.310, nor could it alter those powers, and, thereby, reduce the control of the Board of Directors over the Company's decision making and its resources. Thus, the Proposal is inconsistent with the "purpose" stated in the Response Letter.

Fourth, as we stated in the Initial Letter the proposed amendments to the Company's Articles set forth in the Proposal are couched as amendments to two distinct sections of the Company's Articles. These two amendments contain amendments to multiple distinct sections of the Articles and also the Company's Bylaws. As described in the Initial Letter, (i) one amendment reduces the number of

directors, (ii) a second amendment provides for majority voting for director elections, (iii) a third amendment provides for election of directors at annual and special meetings, (iv) a fourth amendment provides for the board to be declassified, (v) a fifth amendment provides that only a majority of the shareholders can amend the Company's Bylaws, (vi) a sixth amendment removes the advance notice requirements for shareholder proposals, (vii) a seventh amendment removes the advance notice requirements for director nominations, (viii) an eighth amendment deletes the provision that the Chairman will preside over shareholders meetings and contingencies if he cannot preside over such meetings, and (ix) a ninth amendment addresses the filling of director vacancies. We fail to see how all of these amendments are part of a "single, well-defined unifying concept" which will undo the actions the Board of Directors allegedly took to obtain excessive control over the Company and its resources. For instance, how would reducing the number of directors reduce the power of the Board of Directors or undo any recent action? The power of the Board of Directors is provided by Section 351.310 of the MGBCL (discussed above) regardless of the number of directors. Furthermore, how would a majority voting requirement for the election of directors undo recent actions and reduce the power of the Board of Directors? Once again, it would have no effect; it would simply raise the bar for being elected to the Board of Directors. We are also curious as to how deleting the provision of the Company's Bylaws that provides for the President to act as Chairman at Board of Directors' meetings in the Chairman's absence will undo any recent action and reduce the power of the Board of Directors. Once again, this amendment would have no effect on the power of the Board of Directors under Missouri law and it would not undo any recent actions. It is abundantly clear that these multiple proposals are not linked by "one single, well-defined unifying concept." Simply put, the Proponent submitted multiple "items" in the July 5th Letter, bundled the multiple "items" (including new proposals) into the Proposal and through the broadly defined "purpose" (which is inconsistent with the supporting statement) in the Response Letter is trying to couch these multiple proposals as being part of "one single, well-defined unifying concept."

With respect to the no action letter precedent on this point identified in the Initial Letter, the Proponent states that the case at hand is distinguishable from those no action letters; however, the Response Letter was void of any support for that assertion with respect to the multiple proposal issue. As the Commission will note, the no action letter precedent cited in the Initial Letter is on point.

As set forth in the Initial Letter, the Proposal contains multiple proposals which are not linked by "one single, well-defined unifying concept" and thus, the Proposal may be excluded. The analysis contained in the Initial Letter and the no action letter precedent cited therein are determinative on this issue. The Proponent asserts several no action letters in support of their contention that the Proposal contains multiple proposals that are part of "one single, well-defined unifying concept"; however, none of these no action letters are applicable to the case at hand. We acknowledge that the SEC has long recognized proposals tailored to address executive compensation (Ferrofluidics Corp. (September 18, 1992)) and director independence (Quality Systems, Inc. (June 9, 1999)) issues each as being a "single, well-defined unifying concept". However, we are unaware of any no action letters

recognizing any single, unifying concept similar to the "purpose" stated in the Response Letter, let alone the other purposes set forth in the Proposal's supporting statement (see discussion above). The Proposal does not touch upon any of the "single concepts" the SEC has previously recognized. We further note that the proposals at issue in AT&T (April 10, 2002) were narrowly tailored to provide that, if AT&T formed a new corporation, shareholders could vote on certain distinct governance issues with respect to that new corporation. Clearly, neither the "purpose", the supporting statement nor the Proposal are narrowly tailored. The Proponent has misapplied the cited no action letter precedent.

IV. Conclusion.

We did not feel it necessary to provide a detailed analysis regarding the Proposal's violation of the "anti-bundling" rules because the precedent cited by the Proponent is misapplied for similar reasons as described in the last paragraph of Section III above. Our analysis of this issue in the Initial Letter and the precedent cited therein is determinative on this issue. Furthermore, we also felt it unnecessary to add to our argument that the supporting statement contained false and misleading statements that were clearly not offered up as opinion.

Based on the analysis contained in the Initial Letter and this letter, the Company hereby renews its request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials.

We are concurrently providing copies of this correspondence to the Proponent. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal or this letter from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have, please do not hesitate to call me at the number listed on the first page of this letter.

Sincerely,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

cc: H. James Serrone
Basil P. Caloyeras
Robert C. Levy, Esq.

Exhibit A

351.265. **Quorum of outstanding shares – representation by proxy – representation of false proxy, penalty. –**

1. Unless otherwise provided in the articles of incorporation or bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote, but less than such quorum shall have the right successively to adjourn the meeting as provided in section 351.268. Shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter, shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be so represented. If the proxy states how shares will be voted in the absence of instructions by the shareholder, such shares shall be deemed to be represented at the meeting.

2. In all matters, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by this chapter, the bylaws, or the articles of incorporation, provided that in the case of cumulative voting in the election of directors pursuant to subsection 3 of section 351.245, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of the directors and represented in person or by proxy at a meeting at which a quorum is present. Unless otherwise provided in the articles of incorporation or bylaws, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter. Shares represented by a proxy as to which voting instructions are not given as to one or more matters to be voted on shall not be deemed to be represented at the meeting for purposes of the vote as to such matter or matters. A proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter.

3. Any person who represents a falsified proxy pursuant to this section which the person knows is false in any material respect shall be guilty of an infraction.

(L. 1943 p. 410 § 34, A.L. 1990 H.B. 1432, A.L. 1993 S.B. 180, A.L. 1995 H.B. 558, A.L. 1996 S.B. 835)

Exhibit B

LEXSEE

Charles H. Potter et al., Respondents, v. James C. Patee et al., Appellants

No. 25940

Court of Appeals of Missouri, Kansas City District

493 S.W.2d 58; 1973 Mo. App. LEXIS 1256

January 19, 1973

PRIOR HISTORY: [**1]

From the Circuit Court of Buchanan County

Civil Appeal From Action for Declaratory Judgment

Judge Frank D. Connett

DISPOSITION:

Affirmed.

COUNSEL:

Irving Achtenberg, Kansas City, Missouri, Attorney for Appellants.

Joseph L. Flynn, St. Joseph, Missouri, Attorney for Respondents.

JUDGES:

Pritchard and Wasserstrom, Judges, and Laurence Smith, Sp.J.

OPINIONBY:

PER CURIAM; PRITCHARD

OPINION:

[*60] Plaintiffs were successful in securing a declaratory judgment that they were the duly elected and qualified officers and directors of the Pony Express Historical Association. That organization is an educational corporation, organized under the "General Not For Profit Act of Missouri," Chapter 355, RSMo., 1969, V.A.M.S., and has as its main purpose the operation of the old Patee House as a museum in St. Joseph, Missouri.

The basic contention is whether defendants are the duly elected officers and directors of the corporation by reason of an "adjourned" meeting to the Patee House from a duly called meeting at the Y.W.C.A., in St. Joseph, or whether plaintiffs are such officers and directors by reason of a "rump" meeting held by them at the Y.W.C.A. after the other group repaired to the Patee House. [**2]

It is admitted by the pleadings that the corporation, pursuant to its By-Laws and the Laws of Missouri, issued its Notice of Annual Meeting for December 6, 1970, at 2:30 p.m., at the Y.W.C.A. in St. Joseph. It is further admitted that the members of the corporation did assemble at the Y.W.C.A. The evidence is that notices of the annual meeting were not sent to Mr. Carl Goatcher and Mr. Gary Chilcote, who were purportedly expelled from membership by a named disciplinary committee, nor were notices of the meeting sent to twelve other purported suspended members of the association.

Pony Express Historical Association is governed by its Articles of Incorporation and its By-Laws. Article VIII of the By-Laws provides that procedures are to be governed by Robert's Rules of Order, unless such are inconsistent with the Articles or By-Laws.

It is first claimed by defendants that the courts will not interfere with the internal affairs of a non-profit corporation where severable property rights are not involved and the trial court therefore erred in finding that plaintiffs' petition stated a claim for relief under the declaratory judgment act. *Section 527.010* of that act provides: "The [**3] circuit courts and courts of common pleas of this state, within their respective jurisdictions shall have power to declare rights, status, and other legal relations whether or not further relief is or could be claimed. No action or proceeding shall be open to objection on the ground that a declaratory judgment or decree is prayed for. * * *." Defendants cite and rely upon four cases in support of their contention that the court will not interfere where no property rights are involved. The first is *State ex rel. Hyde v. Jackson County Medical Society, Mo., 295 Mo. 144, 243 S.W. 341 (1922).* There the appellant sought relief by way of mandamus to compel the medical society to rescind its action in expelling him

from membership. Among other grounds for denial of relief the court did say that relator did not have "that severable, proprietary interest in the respondent society which is a necessary requisite to his right [*61] to relief" (*Loc. cit. 295 Mo. 144, 243 S.W. 343*[5]). Other and subsequent cases for this rule are: *State ex rel. Buckner v. Landwehr, Mo. App., 261 S.W. 699, 701 (1924); Hall v. Morrin, Mo. App., 293 S.W. 435, 441 (1927);* and *State ex rel. Baumhoff v. Taxpayer's* [**4] *League of St. Louis County, Mo. App., 87 S.W. 2d 207, 208* (decided November 5, 1935). The latter case involved also mandamus in connection with the reinstatement of relator as a member of the society after it adopted a resolution that no new members should be enrolled until elected by the executive committee. The Baumhoff case was apparently decided shortly after the effective date of Missouri's Declaratory Judgment Act (Laws 1935, p. 218, Sec. 1, et seq.), and clearly the action was not brought under that act to determine relator's right to membership. That case, and the three others (all decided before the enactment of Chapter 527) cited by defendants are not persuasive of the effect of the Act upon a determination of which group of officers and directors are entitled to control the non-profit corporation. It has been said that the Declaratory Judgment Act is to be liberally construed, *Stewart v. Shelton, Mo., 356 Mo. 258, 201 S.W. 2d 395, 398 (1947),* and relief under the Act is sui generis ("Lat. Of its own kind or class; i.e., the *only one* of its own kind; peculiar." Black's Law Dictionary, Rev. 4th Ed., p. 1602), *McDown v. Wilson, Mo. App., 426 S.W. 2d 112 (1968).* The [**5] wide scope of the relief afforded by declaratory judgment in its modern application is demonstrated by Borchard, Declaratory Judgments, 2nd Ed., p. 490, as to its possible use in cases of exclusion or ejection of persons as members of organizations, and p. 682 "Factional disputes between groups of directors and others interested in the corporation or association are most conveniently determined by declaration." While, without doubt, quo warranto would be available to test the validity of defendant's office (See Section 355.490, RSMo., 1969, V.A.M.S.), that remedy is by no means exclusive. It is merely alternative to the relief by way of declaratory judgment. Borchard, Declaratory Judgments, 2nd Ed., pp. 316, 317. The court did not err in holding that plaintiffs' petition stated a claim to relief.

By Point III, defendants claim that the court erred in holding that the annual meeting conducted by defendants (held at the Patee House) was invalid. As noted, the notices of the annual meeting specified that it be held at the Y.W.C.A. at 2:30 p.m. on December 6, 1970. "There is a duty to proceed with a stockholders' meeting at the place specified in the notice." *19 Am. Jur. 2nd Corporations,* [**6] *Section 602,* p. 124. The By-Laws here (Section 10) provide, "An annual meeting of the members shall be held on the regular meeting day in December of each year at a time and place set by the Board of Directors. * * *." In *Commonwealth ex rel. Sheip, et al. v. Vandegrift, 232 Pa. 53, 81 A. 153,* after the annual meeting was called to order with 846 more shares being represented than was required to constitute a quorum, a contending faction representing 992 shares withdrew and refused to participate in an election of a board of directors, for the purpose of breaking a quorum. The court said, loc. cit. *232 Pa. 53, 81 A. 155*[4], "Stockholders who attend a meeting, and then without cause voluntarily withdraw, are in no better position than those who voluntarily absent themselves in the first instance" and loc. cit. *232 Pa. 53, 81 A. 156*[5], "In this connection, it is worthy of comment that the duty of holding an annual election is imposed by statute, and the time and place for holding it are fixed by the by-laws. The duty as to the time and place of holding the election is quite as imperative as the provision relating to the amount of stock necessary to constitute a quorum. It [**7] was not only the privilege of appellants to participate in the annual election of directors, but it was a duty imposed by law upon them. They should have remained in the meeting to exercise their privileges and perform their duties. When they did not do so, but without sufficient cause withdrew, they are not in position to complain about the acts of [*62] those who remained and performed their duties in a regular and lawful manner."

There was some conflict in the evidence as to whether there were disturbances just prior to the time when the meeting was to be called to order, but there was a sufficiency of evidence for the court to find, as it did, that defendants were not prevented from holding an annual meeting by the plaintiffs, or anyone else. Mr. Larry Foutch was the President of the association, and he acknowledged that he did not call the meeting to order. Under the facts, there was no sufficient basis to apply the emergency adjournment provisions of Robert's Rules of Order, Section 58, p. 237, "In case of fire, riot, or very serious disorder, or other great emergency, the chair has the right and the duty to declare the assembly adjourned to some other time (and place [**8] if necessary), if it is impracticable to take a vote, or in his opinion, dangerous to delay for a vote." Under the rules of the Vandegrift case, supra, defendants are in a position of voluntarily absenting themselves from a duly called annual meeting, and any purported corporate acts undertaken by them thereafter are a nullity, as the court found.

By four subpoints, defendants contend that the court erred in holding that plaintiffs' meeting (at the Y.W.C.A. as called) was valid. The first subpoint sets forth that numerous ineligible members and non-members were present and participated in illegal actions. The By-Laws provide that Sustaining, Regular and Life members shall

each have one vote. Regular members' dues are a minimum of $5.00, and Section 7 provides that memberships sold before September 1, of any year, shall be applied to the balance of the current year, and those sold after September 1 apply to the balance of the current year and the full following year. What happened with respect to recordation of paid members is that there was no duly elected treasurer in existence from October 19 to December 6, 1970, so the membership lists could not be extended to include those [**9] who had paid dues in the interim. Members who had sold memberships merely turned in their monies to Mrs. Lloyd Barnett who was membership chairman. She did, however, have a list of some 95 persons who had paid their dues by September 27, 1970. The court found, as supported by the evidence, that some 27 unrecorded members had purchased memberships prior to the annual meeting, and thus there were on that date 122 members. Defendants had, prior to the annual meeting, attempted to "freeze" membership sales, apparently for the purpose of ascertaining who members were. The court quite properly found that the "freeze" was not authorized by the By-Laws without amendment thereto, and that the failure of the seller of the membership to turn over the money to the proper person would not deprive the person of their membership rights. It is not contended by defendants that these funds were placed absolutely beyond the reach of the association by those who sold memberships, and the contention that the monies were not available for current expenditures, and that those who had paid dues to Mrs. Barnett (and others) were not members, must fail.

The By-Laws provide that 10% of the voting members [**10] shall constitute a quorum at any membership meeting. As reflected in the list of remaining members after defendants departed, and as found by the court, 42 persons remained at the Y.W.C.A. This clearly constituted a quorum for that annual meeting.

Since Mr. Larry Foutch, the President, had departed (without calling the meeting together), Mr. Glenn Setzer called the meeting to order. Defendants claim that because he was not an officer, (although he was a director) and had been suspended from membership, he had not the power to call the meeting to order or to conduct the meeting, and the proceedings were therefore invalid. Section 58, p. 240, of Robert's Rules of Order, provides [*63] that when the regular chairman is absent from a future meeting, the secretary, or in his absence, some other member, should call the meeting to order. As reflected by the minutes, Mr. Setzer did call the meeting to order, "Since the officers were gone", and thereafter, Mr. Lewis Ellis was unanimously elected President Pro Tem. It is therefore apparent that no infirmity existed in the conduct of plaintiffs' meeting by reason of the call to order by Mr. Setzer. Quite apparent also is the fact [**11] that Mr. Setzer did not chair the meeting. Remaining, then, is the contention that Mr. Setzer had been suspended from membership, and the ruling on this contention may easily apply to the further contentions that Mr. Carl Goatcher and Mr. Gary Chilcote were not authorized to participate as members and could not be elected as directors or officers because of purportedly being expelled from membership.

Apparently as the result of dissension and disagreement within the organization, a motion was made at both the Board of Directors and the membership meetings of September 6, 1970, that the President, Mr. Foutch, name an Investigative and Discipline Committee "To investigate the conduct and statements of individual members and/or officers against the organization and its policies. This committee is to have full power to investigate the conduct and statements or actions that could be detrimental to the organization as presented by its Constitution and by laws and its over-all general purpose, with full rights to suspend or expel persons or groups acting in a manner destructive to the association in accordance with the by laws and Robert's Rules of Order." The motions were carried and [**12] Mr. Foutch named the requested committee: Martin McNally, Lee Starnes, Larry Foutch, Mrs. M. L. Thompson and Mrs. A. A. Karl. There is no provision in the By-Laws covering either suspension or expulsion of members.

The committee voted on September 9, 1970, to notify Mr. Goatcher to appear on September 12, 1970, to show cause why he should not be removed from membership. A notice was mailed by certified mail to Mr. Goatcher, but the letter was returned marked "Refused". Mr. Goatcher testified in this trial that he did not receive the notice of hearing from the Investigative and Disciplinary Committee, and the defendants produced no evidence that it was Mr. Goatcher who refused the letter. At any rate, by reason of his default of appearance the committee declared Mr. Goather's membership forfeited at its meeting on September 17, 1970.

It is not clear from the rather disconnected, incomplete and incoherent records of the meetings of the Investigative and Disciplinary Committee whether a motion was made and carried that Mr. Gary Chilcote be summoned before the committee to show cause why he should not be removed from the rolls of membership. At any rate, he was notified to appear [**13] on October 26, 1970, at 8:15 p.m., and he acknowledged the letter and requested an alternative time of Sunday afternoon, October 25, because he was working on the night of October 26, as a newspaper reporter. The alternative date was not accepted by the committee, which then on October 26, voted unanimously to bar Mr. Chilcote from membership in the association.

Robert's Rules of Order were not followed as to the procedure and hearings concerning the expulsion of Mr. Goatcher and Mr. Chilcote. By Article 75, page 302 of those rules, it is certainly contemplated that the Investigative and Disciplinary Committee make a report to the Society of its investigation, together with recommendations and usually resolutions covering the case. It is then contemplated that the member be cited *before the society* for trial, and may then cross-examine witnesses, introduce witnesses and make an explanation. The rules then provide that no member should be expelled by less than two-thirds vote, which should be by ballot or by general consent. "The members of the committee preferring the charges vote [*64] the same as other members." It is clear that neither Mr. Goatcher nor Mr. Chilcote [**14] were ever afforded an opportunity to appear before the membership and answer the charges -- rather the proceedings were conducted in the "star chamber" of the Investigative and Disciplinary Committee. But aside from having the opportunity to have notice, appear and defend, the minutes of the regularly called meeting at the Y.W.C.A. of December 6, 1970, at which plaintiffs were present, and which has above been held to have been valid, show that by a motion made, seconded and passed, both Mr. Goatcher and Mr. Chilcote were reinstated as members in good standing (as were twelve persons who had been posted by Mr. Lee Starnes as having been suspended). Consequently, any infirmities in the acts of the association, if so, were cured, and there is no merit in the contentions that "expelled and suspended" members were not entitled to participate in the acts of the association, or that they had failed to exhaust remedies for reinstatement within the association.

At the meeting of December 6, 1970, at the Y.W.C.A., the members present voted to remove all elected officers and the Board of Directors from office. As to removal of the Board of Directors, the court correctly held the vote to [**15] be a nullity for the reason that the terms of office of some of them had not expired, the terms being staggered. The By-Laws, Section 1, Article II, as amended, provided that there should be twelve directors, four to be elected each year for three year terms. Five officers elected by the membership, Mary Chilcote, Treasurer; Delia Lamb, Corresponding Secretary; Mary Maxwell, Recording Secretary; Carl Goatcher, Parliamentarian; and Mrs. Fred Carr, Historian, were by the By-Laws ex-officio members of the Board of Directors. There were existing vacancies on December 6, 1970, only for directors' positions for three-year terms, and the members present did specifically fill those vacancies by electing Lewis Ellis, Francis Ross, Katherine Koch and Frank Popplewell. The members went on to elect eight more persons to directorships expiring in two years and in one year, respectively, for four named directors for each of the staggered terms. But as noted, these eight persons filled unexpired terms of existing and improperly removed directors (as found by the court). The court properly concluded that the existing directors after the December 6, 1970 meeting included the four elected for the [**16] three year terms, above, and those who had been in office and whose terms expired with the annual meetings for 1972 and 1971, respectively: Clara Stuber, M. J. McNally, Mrs. Larry Foutch; and D. V. Frame, Vern Coder and Gilbert Pickett.

There is no merit in the contention that certain persons could not be elected directors because they were not members of the association. Section 355.130, RSMo, 1969, provides that directors need not be members of the corporation unless its articles or By-Laws so require. Neither the articles nor the by-laws here make such a requirement either expressly or impliedly. With the five ex-officio officer members of the Board of Directors, together two other qualified directors, there was present more than the one-third quorum required by the By-Laws, and thus it is of no consequence that the hold-over directors were not present at the directors' meeting. Also, it is of no consequence that those absent hold-over directors did not actually know that a directors' meeting was being held, or was to be held, because the By-Laws provide that this meeting shall be held immediately or directly following the annual meeting of the members (above held to be a valid [**17] meeting).

At the December 6, 1970, directors' meeting, Mr. Frank Popplewell was elected President. Shortly thereafter he resigned, and a *special* board meeting was held at which Mr. C.H. Potter was elected President. The minutes of that meeting do not reflect whether notice thereof was given [*65] to all board members (including hold-over directors) as required by the By-Laws. It may be, then, that the acceptance of Mr. Popplewell's resignation and the election of Mr. Potter as President were void for lack of such notice, and the case should be remanded to ascertain that fact. In any event, the election of directors and officers should not wholly fail by reason of Mr. Popplewell's resignation inasmuch as the First Vice President may under the By-Laws act in his place.

That part of the judgment finding that Mr. C.H. Potter was elected as President for 1971 is reversed and the same is remanded for further hearing as to the sufficiency of the notice of the Board of Directors' meeting of January 13, 1971. In all other respects, the findings, conclusions and judgment of the trial court are not clearly erroneous, and all other parts of the judgment are therefore affirmed. [**18]

All concur.

ON MOTION FOR REHEARING

PER CURIAM

In their petition for rehearing, appellants are correct in stating that the opinion does not treat of the fact that only ten directors were elected at the respondents' shareholders' meeting of December 6, 1970, when the by-laws, as amended, provide that twelve directors shall be elected. The trial court did, however, cover the matter in its finding by observing that the by-laws provide that officers, who are not directors, are members of the board of directors, which could make a board of the maximum size of seventeen. The court concluded that Francis Ross and Katherine Koch held unexpired terms, making a board of fifteen persons. Because Lewis Ellis and Francis Ross were present along with the five officers as ex-officio members of the Board of Directors, there was a quorum present of more than one-third. The shareholders' actions, in the opinion held to be valid, should not be held to be a nullity because of failure to elect the full number. Those duly elected, and the hold-over members, along with the officers may continue to conduct the association's business and functions, and the matter may be corrected by a future annual [**19] shareholders' meeting (if in the interim years corrective action has not been taken). "An election of a less number of directors than the number of directors than the number which the meeting was called to elect is valid as to those actually elected.", 2 Fletcher, Cyclopedia Corporations, Sec. 291, p. 77; *State v. Du Brul, 100 Ohio St. 272, 126 N.E. 87, 90; In re Excelsior Insurance Company, (N.Y.) 38 Barb. 297, 300,* "As before suggested, an omission to elect the full number will not vitiate the election of the residue"; In the *Matter of Union Ins. Co. (N.Y.), 22 Wend 591; 19 Am.Jur.2d, Corporations, Sec. 1083*, p. 531; 19 C.J.S., Corporations, Sec. 716, p. 34; *Schmidt v. Mitchell, 101 Ky. 570, 41 S.W. 929, 933;* and *Wright v. Commonwealth, 109 Pa. 560, 1 A. 794, 796.* In this and all other respects, the petition for rehearing is overruled.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EXHIBIT C

(See attached)

STINSON MORRISON HECKER LLP

1201 Walnut Street
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-1038

May 4, 2007

Via Electronic Mail and Overnight Delivery

Basil P. Caloyeras
2041 West 139th Street
Gardena, CA 90249

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Mr. Caloyeras:

The Company acknowledges receipt of your letter dated April 20, 2007 (the "Proponent's Letter") delivered by Robert C. Levy, Esq. on your behalf, regarding the Torotel, Inc. (the "Company") 2007 annual meeting of shareholders (the "2007 Shareholders Meeting"). A copy of the Proponent's Letter is attached hereto as Exhibit A.

The Proponent's Letter contains a proposal (the "Proposal") for business to be voted on by the shareholders of the Company at the 2007 Shareholders Meeting. This Letter serves to inform you that the Proposal does not comply with the requirements for delivery of shareholder proposals for inclusion in proxy materials under the federal securities laws. This Letter outlines some of these deficiencies and provides information on the timing of any response to this Letter or resubmission of the Proposal.

1. Statement Regarding Intent to Hold Requisite Shares Through 2007 Shareholders Meeting.

Rule 14a-8(b) of the Proxy Rules (Regulation 14A under the Securities Exchange Act of 1934, as amended; we have attached a copy of Rule 14a-8 hereto as Exhibit B) requires that each shareholder submitting a proposal for inclusion in a company's proxy materials affirmatively state its intention to hold the requisite securities through the date of the meeting for which such proposal has been submitted. The Company recognizes that the Proponent's Letter contains such a statement; however, the Company questions the veracity of such statement given the fact that you have granted the Company an option, which the Company can exercise in its sole discretion, to purchase all of the capital stock of the Company held by you. The aforementioned option expires July 31, 2007. In light of the fact that this option clearly evidences your intent to sell the capital stock of Company before the 2007 Shareholders Meeting if the

Company chooses to exercise its option, the Company feels that the you have failed to satisfy the requirements of Rule 14a-8(b).

2. <u>One Proposal Rule</u>.

The Company believes that the Proposal is, in fact, at least two proposals. Rule 14a-8(c) of the Proxy Rules provides that a shareholder may submit no more than one proposal to a company for inclusion in its proxy materials for a particular shareholders meeting. The Company requests that you withdraw one of the proposals contained in the Proposal.

3. <u>"Group" Activity</u>.

The Company is also in receipt of shareholder proposals for the 2007 Shareholders Meeting from your siblings and peers including, Aliki Caloyeras, Alexandra Caloyeras, Gary Wiglesworth and Daniel Shiffman. Given that (i) each of these individuals appears to be represented by Mr. Levy (he submitted all of the proposals together on April 20, 2007 and he requested copies of the Company's response to each proposal), (ii) Aliki Caloyeras and Daniel Shiffman share the same address, and (iii) all of the proposals have similar structure and style, among other things, it is reasonable to conclude that you and the others listed above may be acting as a "group" as defined under the federal securities laws. To the extent you and the others listed herein are acting as a "group" but have failed to fully disclose such "group" pursuant to a Schedule 13D filing, each would be in violation of federal securities laws. The Company advises you to consult with legal counsel on this matter to ensure you are not violating federal securities laws. In light of this, the Company reserves the right to reject your Proposal on substantive grounds and to further inquire with you regarding the existence of such a "group." If it were to be found that a "group" existed, the Company may make the argument that all of the proposals submitted by you and the other individuals listed herein should be aggregated for consideration of a violation of the "one proposal" rule discussed above.

4. <u>Response to this Letter</u>.

Under Rule 14a-8(f), your response to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "<u>Response Period</u>"). If you do not transmit your response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the Proposal from the Company's proxy materials.

Please be advised that even if you cure the defects identified herein, the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude the proposal for the reasons set forth in Rule 14a-8(e) and potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at (816) 842-8600 if you have any questions.

Very truly yours,

Jack A. Bowling

Enclosures

cc: Torotel, Inc.
Victoria R. Westerhaus, Esq.

Exhibit A

Caloyeras

April 20, 2007

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 986066 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, CA 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Basil P. Caloyeras

2041 West 139th Street • Gardena, California 90249
Tel. 310.527.8100 • Fax. 310.527.8101

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Nine of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of removing certain related provisions of the Corporation's Amended and Restated By-Laws and preventing further amendment that would have adverse effects on shareholder rights, which will read as follows:

Article Nine, as Amended:

> "Only a majority of the Shareholders shall have the power to make, alter, amend, suspend or repeal the By-Laws for the Corporation from time to time."

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII."

Supporting Statement

Limiting the ability of shareholders to take governance actions granted to them by law unduly restricts their rights and decreases shareholder value by preventing shareholders from legally protecting their investment in the Corporation.

On June 30, 2006, the Board amended and restated the By-Laws to restrict shareholders from properly presenting and acting upon matters at shareholder meetings. The amendments increased to two-thirds the shareholder vote required to amend the By-Laws. These new By-Laws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the expense of shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

Exhibit B

respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Amendment

3. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

End of Amendment

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147.]

»→ Amended by Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147. Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's

proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

Amendment

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

End of Amendment

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

[The next page is 17,543-3.]

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to

make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal:

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

Amendment

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

End of Amendment

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

STINSON
MORRISON
HECKER LLP

1201 Walnut Street
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-1038

May 4, 2007

Via Electronic Mail and Overnight Delivery

Alexandra Caloyeras
233 West 83rd Street, Apt. 2d
New York, NY 10024

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Ms. Caloyeras:

The Company acknowledges receipt of your letter dated April 20, 2007 (the "Proponent's Letter") delivered by Robert C. Levy, Esq. on your behalf, regarding the Torotel, Inc. (the "Company") 2007 annual meeting of shareholders (the "2007 Shareholders Meeting"). A copy of the Proponent's Letter is attached hereto as Exhibit A.

The Proponent's Letter contains a proposal (the "Proposal") for business to be voted on by the shareholders of the Company at the 2007 Shareholders Meeting. This Letter serves to inform you that the Proposal does not comply with the requirements for delivery of shareholder proposals for inclusion in proxy materials under the federal securities laws. This Letter outlines some of these deficiencies and provides information on the timing of any response to this Letter or resubmission of the Proposal.

1. Statement Regarding Intent to Hold Requisite Shares Through 2007 Shareholders Meeting.

Rule 14a-8(b) of the Proxy Rules (Regulation 14A under the Securities Exchange Act of 1934, as amended; we have attached a copy of Rule 14a-8 hereto as Exhibit B) requires that each shareholder submitting a proposal for inclusion in a company's proxy materials affirmatively state its intention to hold the requisite securities through the date of the meeting for which such proposal has been submitted. The Company recognizes that the Proponent's Letter contains such a statement; however, the Company questions the veracity of such statement given the fact that you have granted the Company an option, which the Company can exercise in its sole discretion, to purchase all of the capital stock of the Company held by you. The aforementioned option expires July 31, 2007. In light of the fact that this option clearly evidences your intent to sell the capital stock of Company before the 2007 Shareholders Meeting if the

KANSAS CITY
OMAHA
OVERLAND PARK
PHOENIX
ST. LOUIS
WASHINGTON, D.C.
WICHITA

Company chooses to exercise its option, the Company feels that the you have failed to satisfy the requirements of Rule 14a-8(b).

2. "Group" Activity.

The Company is also in receipt of shareholder proposals for the 2007 Shareholders Meeting from your siblings and peers including, Basil Caloyeras, Aliki Caloyeras, Gary Wiglesworth and Daniel Shiffman. Given that (i) each of these individuals appears to be represented by Mr. Levy (he submitted all of the proposals together on April 20, 2007 and he requested copies of the Company's response to each proposal), (ii) Aliki Caloyeras and Daniel Shiffman share the same address, and (iii) all of the proposals have similar structure and style, among other things, it is reasonable to conclude that you and the others listed above may be acting as a "group" as defined under the federal securities laws. To the extent you and the others listed herein are acting as a "group" but have failed to fully disclose such "group" pursuant to a Schedule 13D filing, each would be in violation of federal securities laws. The Company advises you to consult with legal counsel on this matter to ensure you are not violating federal securities laws. In light of this, the Company reserves the right to reject your Proposal on substantive grounds and to further inquire with you regarding the existence of such a "group." If it were to be found that a "group" existed, the Company may make the argument that all of the proposals submitted by you and the other individuals listed herein should be aggregated for consideration of a violation of the "one proposal" rule discussed above.

3. Response to this Letter.

Under Rule 14a-8(f), your response to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the Proposal from the Company's proxy materials.

Please be advised that even if you cure the defects identified herein, the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude the proposal for the reasons set forth in Rule 14a-8(e) and potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at (816) 842-8600 if you have any questions.

Very truly yours,

Jack A. Bowling

Enclosures

cc: Torotel, Inc.
Victoria R. Westerhaus, Esq.

Exhibit A

Alexandra Z. Caloyeras
233 West 83rd Street, Apt 2d
New York, New York 10024

April 20, 2007

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 986067 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, CA 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Alexandra Z. Caloyeras

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the **"Corporation"**) approve amending the Corporation's Articles of Incorporation by adding a new Article to the Articles of Incorporation that would have the effect of removing certain provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article II, Section 14."

Supporting Statement

On June 30, 2006, the Board amended and restated the By-Laws to restrict shareholders from properly presenting and acting upon matters at shareholder meetings. These new By-Laws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the expense of shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

Exhibit B

respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(c)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Amendment

3. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

End of Amendment

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147.]

→ Amended by Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147. Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's

proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

Amendment

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

End of Amendment

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

[The next page is 17,543-3.]

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to

make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

Amendment

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

End of Amendment

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

STINSON
MORRISON
HECKER LLP

1201 Walnut Street
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-1038

May 4, 2007

Via Electronic Mail and Overnight Delivery

Aliki Caloyeras
7 West 96th Street, Apt. 9D
New York, NY 10025

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Ms. Caloyeras:

The Company acknowledges receipt of your letter dated April 20, 2007 (the "Proponent's Letter") delivered by Robert C. Levy, Esq. on your behalf, regarding the Torotel, Inc. (the "Company") 2007 annual meeting of shareholders (the "2007 Shareholders Meeting"). A copy of the Proponent's Letter is attached hereto as Exhibit A.

The Proponent's Letter contains a proposal (the "Proposal") for business to be voted on by the shareholders of the Company at the 2007 Shareholders Meeting. This Letter serves to inform you that the Proposal does not comply with the requirements for delivery of shareholder proposals for inclusion in proxy materials under the federal securities laws. This Letter outlines some of these deficiencies and provides information on the timing of any response to this Letter or resubmission of the Proposal.

I. Statement Regarding Intent to Hold Requisite Shares Through 2007 Shareholders Meeting.

Rule 14a-8(b) of the Proxy Rules (Regulation 14A under the Securities Exchange Act of 1934, as amended; we have attached a copy of Rule 14a-8 hereto as Exhibit B) requires that each shareholder submitting a proposal for inclusion in a company's proxy materials affirmatively state its intention to hold the requisite securities through the date of the meeting for which such proposal has been submitted. The Company recognizes that the Proponent's Letter contains such a statement; however, the Company questions the veracity of such statement given the fact that you have granted the Company an option, which the Company can exercise in its sole discretion, to purchase all of the capital stock of the Company held by you. The aforementioned option expires July 31, 2007. In light of the fact that this option clearly evidences your intent to sell the capital stock of Company before the 2007 Shareholders Meeting if the

KANSAS CITY
OMAHA
OVERLAND PARK
PHOENIX
ST. LOUIS
WASHINGTON, D.C.
WICHITA

Company chooses to exercise its option, the Company feels that the you have failed to satisfy the requirements of Rule 14a-8(b).

2. One Proposal Rule.

The Company believes that the Proposal is, in fact, at least two proposals. Rule 14a-8(c) of the Proxy Rules provides that a shareholder may submit no more than one proposal to a company for inclusion in its proxy materials for a particular shareholders meeting. The Company requests that you withdraw one of the proposals contained in the Proposal.

3. "Group" Activity.

The Company is also in receipt of shareholder proposals for the 2007 Shareholders Meeting from your siblings and peers including, Basil Caloyeras, Alexandra Caloyeras, Gary Wiglesworth and Daniel Shiffman. Given that (i) each of these individuals appears to be represented by Mr. Levy (he submitted all of the proposals together on April 20, 2007 and he requested copies of the Company's response to each proposal), (ii) you and Daniel Shiffman share the same address, and (iii) all of the proposals have similar structure and style, among other things, it is reasonable to conclude that you and the others listed above may be acting as a "group" as defined under the federal securities laws. To the extent you and the others listed herein are acting as a "group" but have failed to fully disclose such "group" pursuant to a Schedule 13D filing, each would be in violation of federal securities laws. The Company advises you to consult with legal counsel on this matter to ensure you are not violating federal securities laws. In light of this, the Company reserves the right to reject your Proposal on substantive grounds and to further inquire with you regarding the existence of such a "group." If it were to be found that a "group" existed, the Company may make the argument that all of the proposals submitted by you and the other individuals listed herein should be aggregated for consideration of a violation of the "one proposal" rule discussed above.

4. Response to this Letter.

Under Rule 14a-8(f), your response to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the Proposal from the Company's proxy materials.

Please be advised that even if you cure the defects identified herein, the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude the proposal for the reasons set forth in Rule 14a-8(e) and potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at (816) 842-8600 if you have any questions.

Very truly yours,

Jack A. Bowling

Enclosures

cc: Torotel, Inc.
Victoria R. Westerhaus, Esq.

Exhibit A

Aliki Caloyeras
7 West 96th Street, Apt. 9D
New York, NY 10025
646-678-4054 (h) ~ 646-621-4041(m)
aliki@caloyeras.com

April 20, 2007

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 986067 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 2041 West 139th Street, Gardena, CA 90249. I do not have a material interest in the business set forth in this proposal other than as a greater than 10% shareholder of the Corporation.

Respectfully submitted,

Aliki S. Caloyeras

417753v1

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending Article Six of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of reducing the number of directors to five and removing certain related provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

Article Six:

> "The number of directors for the Corporation who shall be elected from time to time by a majority of the Shareholders is five."

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: The first sentence of Article III, Section 2."

Supporting Statement

A smaller Board will facilitate more effective governance, reduce expenses and hold directors more accountable to shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

Exhibit B

respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Amendment

3. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

End of Amendment

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147.]

»»→ Amended by Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147. Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level:

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's

proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

Amendment

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

End of Amendment

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

[The next page is 17,543-3.]

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to

make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

Amendment

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

End of Amendment

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

STINSON
MORRISON
HECKER LLP

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinson.com
www.stinson.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-9363

May 4, 2007

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Mr. Daniel Shiffman
7 West 96th Street, 9D
New York, NY 10025

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Dear Mr. Shiffman:

On behalf of Torotel, Inc. (the "Company"), we acknowledge receipt of your letter dated April 20, 2007, hand delivered by Robert C. Levy, Esq. on your behalf, regarding the Company's 2007 annual meeting of shareholders (the "2007 Shareholders Meeting"). A copy of your letter is attached hereto as Exhibit A.

Your proposals have failed to meet the technical requirements of Rule 14a-8 of the Proxy Rules (the "Proxy Rules") under the Securities Exchange Act of 1934, as amended and, therefore, the Company intends to exclude the proposals from the Company's proxy materials for the 2007 Shareholders Meeting. Specifically, Rule 14a-8(b)(1) of the Proxy Rules requires that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the 2007 Shareholders Meeting for at least one year by the date you submit the proposal. This reason for exclusion of your proposals in no way serves as a waiver of any other reasons for exclusion. For your convenience, attached hereto as Exhibit B is a copy of Rule 14a-8.

If you incorrectly stated your number of shares of Company common stock, you may correct this deficiency in accordance with Rule 14a-8(f) of the Proxy Rules, which requires that your response to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects (to the extent such defect can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude your proposals from the Company's proxy materials.

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

Please be advised that even if you cure the defect identified above (to the extent it can be cured), the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude your proposals for the reasons set forth in Rule 14a-8(c) and potentially one or more reason set forth in Rule 14a-8(i).

Please contact me at (816) 691-2427 if you have any questions.

Very truly yours,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

VRW/kjb
cc: Torotel, Inc.
Robert C. Levy, Esq.

EXHIBIT A

Daniel Shiffman
7 West 96th St., 9D
NY, NY 10025
917-374-7063
daniel@shiffman.net

April 20, 2007

Torotel, Inc.
620 North Lindenwood Drive
Olathe, Kansas 66062
Attn.: Secretary

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 1400 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 7 West 96th St., 9D NY, NY 10025. I do not have a material interest in the business set forth in this proposal.

Respectfully submitted,

Daniel Shiffman

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the **"Corporation"**) approve amending Article Six of the Corporation's Articles of Incorporation and adding a new Article at the end of the Articles of Incorporation, that would have the effect of requiring each member of the board of directors to be elected annually and removing certain related provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

Article Six—Add after the first sentence of Article Six the following:

> "The term for all directors currently serving as directors shall expire at the Annual Meeting of the Shareholders to be held on September 17, 2007. Thereafter, each director shall serve a term of one year and until his successor is elected and qualified."

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provisions are hereby revoked in its entirety: All provisions of Article III, Section 2, except for the first sentence of the same."

Supporting Statement

A Board, in which members serve one-year terms, will facilitate more effective governance, reduce expenses and hold directors accountable to shareholders. A classified Board restricts the Corporation's ability to engage in reorganization transactions.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law and hold directors accountable to shareholders.

Please vote FOR this proposal.

respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Amendment

3. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

End of Amendment

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147.]

»»→ Amended by Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147. Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any):

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's

proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

Amendment

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

End of Amendment

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

[The next page is 17,543-3.]

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to

make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

Amendment

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

End of Amendment

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

STINSON
MORRISON
HECKER LLP

1201 Walnut Street
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-1038

May 4, 2007

Via Electronic Mail and Overnight Delivery

Gary and Shirley Wiglesworth
31 N.W. 128th Ave.
Plantation, Florida 33325

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Mr. and Mrs. Wiglesworth:

The Company acknowledges receipt of your letter dated April 20, 2007 (the "Proponent's Letter") delivered by Robert C. Levy, Esq. on your behalf, regarding the Torotel, Inc. (the "Company") 2007 annual meeting of shareholders (the "2007 Shareholders Meeting"). A copy of the Proponent's Letter is attached hereto as Exhibit A.

The Proponent's Letter contains a proposal (the "Proposal") for business to be voted on by the shareholders of the Company at the 2007 Shareholders Meeting.

The Company is also in receipt of shareholder proposals for the 2007 Shareholders Meeting from your peers including, Aliki, Caloyeras, Basil Caloyeras, Alexandra Caloyeras and Daniel Shiffman. Given that (i) each of these individuals appears to be represented by Mr. Levy (he submitted all of the proposals together on April 20, 2007 and he requested copies of the Company's response to each proposal), (ii) Aliki Caloyeras and Daniel Shiffman share the same address, and (iii) all of the proposals have similar structure and style, among other things, it is reasonable to conclude that you and the others listed above may be acting as a "group" as defined under the federal securities laws. To the extent you and the others listed herein are acting as a "group" but have failed to fully disclose such "group" pursuant to a Schedule 13D filing, each would be in violation of federal securities laws. The Company advises you to consult with legal counsel on this matter to ensure you are not violating federal securities laws. In light of this, the Company reserves the right to reject your Proposal on substantive grounds and to further inquire with you regarding the existence of such a "group." If it were to be found that a "group" existed, the Company may make the argument that all of the proposals submitted by you and the other individuals listed herein should be aggregated for consideration of a violation of the "one proposal" rule under the federal proxy rules (we have attached a copy of Rule 14a-8 as Exhibit B).

KANSAS CITY
OMAHA
OVERLAND PARK
PHOENIX
ST. LOUIS
WASHINGTON, D.C.
WICHITA

Under Rule 14a-8(f), your response to this Letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company intends to seek a no-action letter from the Securities and Exchange Commission under Rule 14a-8(j) to exclude the Proposal from the Company's proxy materials.

Please be advised that even if you cure the defects identified herein, the Company intends to submit a no-action request to the Securities and Exchange Commission pursuant to Rule 14a-8(j) seeking to exclude the proposal for the reasons set forth in Rule 14a-8(e) and potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at (816) 842-8600 if you have any questions.

Very truly yours,

Jack A. Bowling

Enclosures

cc: Torotel, Inc.
Victoria R. Westerhaus, Esq.

Exhibit A

April 20, 2007

RE: Notice of Shareholder Proposal

To the Secretary of Torotel, Inc.:

I hereby submit the shareholder proposal attached hereto as Annex A to be voted upon at the Annual Meeting of Shareholders of Torotel, Inc. (the "**Corporation**") to be held on September 17, 2007. I am the record and beneficial owner of 5000 shares of the Corporation's common stock, which I have held for more than one year and will continue to hold through the date of the Annual Meeting of Shareholders. My record address is 31 N. W. 128th Ave. Plantation, Fl 33325. I do not have a material interest in the business set forth in this proposal.

Respectfully submitted,

by Gary Wiglesworth

Gary Wiglesworth
Shirley Wiglesworth

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the "**Corporation**") approve amending the Corporation's Articles of Incorporation by adding a new Article to the Articles of Incorporation that would have the effect of removing certain provisions of the Corporation's Amended and Restated By-Laws, which will read as follows:

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, Article II, Section 2 shall be amended to read that a special meeting of Shareholders may be called by the President, Board of Directors or shareholders holding not less than 15% of the outstanding shares of the Corporation."

Supporting Statement

On June 30, 2006, the Board amended and restated the By-Laws to preclude shareholders from calling a special meeting of Shareholders and giving that right exclusively to the President and the Board of Directors. These new By-Laws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the expense of shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

Exhibit B

respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Amendment

3. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

End of Amendment

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147.]

→ Amended by Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147. Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

[¶ 24,012] **Shareholder Proposals**

Reg. § 240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's

proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

Amendment

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

End of Amendment

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

[The next page is 17,543-3.]

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to

make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

Amendment

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

End of Amendment

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

EXHIBIT D

(See attached)

SEIGFREID, BINGHAM, LEVY, SELZER & GEE
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
911 MAIN STREET
SUITE 2800
KANSAS CITY, MISSOURI 64105
816 421-4460
FACSIMILE 816 474-3447

JAMES T. SEIGFREID
LARRY J. BINGHAM
ALLAN W. STOPPERAN
GARY J. BROUILLETTE
GORDON D. GEE
ROBERT C. LEVY
KENNETH W. SPAIN
GARY V. FULGHUM
JACK R. SELZER
FRED BELLEMERE III
ROBERT R. BARTUNEK
JOSEPH L. HIERSTEINER
SHARON A. COBERLY
MARK H. GILGUS
MARK R. THOMPSON
PAUL G. SCHEPERS
CINDY A. McCLANNAHAN
ROBERT J. BJERG
JAMES C. TILDEN
GREGORY S. GERSTNER

LORI A. BEAM
DAVID E. SHAY
STEPHEN M. KYLE
RACHEL H. BAKER
TIMOTHY J. FISHER
JOHN M. NEYENS
KARLA KERSCHEN SHEPARD
JEFFREY C. TAUSCHER
HEATHER A. JONES
JOHN P. LYNCH
KATHERINE A. ZOGLEMAN
LARA M. OWENS
KATHARINE E. MILBERGER
JACK M. BEAL
CAROL A. CLEAVER

DUANE J. FOX
LYNNE C. KAISER
ROBERT J. MANN
H. BOONE PORTER III
OF COUNSEL

WILLIAM J. BURRELL
1921-1994

May 18, 2007

Via Hand Delivery and U.S. Mail
Torotel, Inc.
Attn: James Serrone, Secretary
620 North Lindenwood Drive
Olathe, Kansas 66062

Re: Torotel, Inc. (the "Company")
Response to Company's Objections to Shareholder Proposals

Dear Mr. Serrone:

This office represents the Caloyeras Family Partnership (NV), LLC, a Nevada limited liability company (the "Family Partnership"). As such, we have been asked to respond, on behalf of Basil Caloyeras, Aliki Caloyeras, and Alexandra Caloyeras, the members of the Caloyeras Family Partnership (the "Caloyeras Family Members"), to the letters from the Company's attorneys, dated May 4, 2007. In those letters, the Company asserts that the proposals for matters to be voted on at the 2007 Annual Meeting of Shareholders of the Company, submitted by each of the Caloyeras Family Members on April 20, 2007, do not comply with the requirements for delivery of shareholder proposals for inclusion in proxy materials under federal securities laws. Our response, on behalf of each Caloyeras Family Member, to each purported deficiency is as follows:

Statement Regarding Intent to Hold Requisite Shares Through 2007 Annual Meeting of Shareholders.

As you are aware, the Family Partnership and the Caloyeras Family Members entered into an Agreement with the Company, dated April 17, 2007, whereby the Family Partnership and the Caloyeras Family Members granted to Company the option, expiring July 31, 2007, for

Company to purchase all, but not less than all, of the 2,537,505 shares of Common Stock owned by them. The intention of the Caloyeras Family Members with respect to their disposal or acquisition of shares of stock of the Company is as stated in the Amendment No. 7 to the Schedule 13D/A (the "Schedule 13D/A") filed by them on May 1, 2007.

Specifically, to the extent that the Company fails to, or chooses not to, exercise its option to purchase the shares covered by the option, the Caloyeras Family Members (and the Caloyeras Family Partnership) have every intention of holding their shares through the date of the Annual Meeting of the Shareholders. Neither the Caloyeras Family Members nor the Caloyeras Family Partnership have received any information indicating that the Company will be in a position to exercise the option; nor, based on their knowledge of the financial condition of the Company and the past operations of the Company and its management, do they have any reason to believe that such will be the case. Accordingly, it is the expectation and intention of the Caloyeras Family Members that they will continue to hold the subject shares through the date of the Annual Meeting of Shareholders of the Company.

Wrong

One Proposal Rule.

In the letters of May 4, 2007, the Company states its belief that the proposal of Basil Caloyeras and the proposal of Aliki Caloyeras are each at least two proposals. The law is clear that if, with respect to a proposal, the subcomponents are derivative of a single concept and common to one purpose -- the right of a majority of the shareholders to amend the Amended and Restated By-Laws of the Company (the "By-Laws") in the case of the proposal submitted by Basil Caloyeras, and the reduction in the number of the members of the board of directors in the case of the proposal submitted by Aliki Caloyeras -- there is only one proposal at issue in each submission.

The proposal submitted by Basil Caloyeras relating to amending the By-Laws and the proposal submitted by Aliki Caloyeras relating to the reduction in the number of directors are, respectively, each one proposal, because each contains a single well-defined concept. The fact that two corporate, ministerial actions must be taken to accomplish the single concept does not have the impact of creating multiple proposals. A shareholder could not logically endorse one action stated in the proposal without endorsing the other action stated in the same proposal. In the following letters, the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") concluded that each proposal consisting of multiple elements was one proposal, that each element was logically necessary to achieve the single purpose and/or goal of such proposal, and therefore, constituted one proposal with a single, unifying concept:

1.) **Quality Systems, Inc.** (June 9, 1999) (Five subcomponents all related to creating a more independent board of directors. The Staff concluded the proposal was a single proposal under Rule 14a-8(c), because all five elements related to the creation of an

independent board of directors. The proposal sought shareholder approval to amend the bylaws to include the following: (1) at least seventy-five percent (75%) of the directors on the board be independent directors; (2) the independent directors of the board meet in executive session, separately from the other directors, at the end of each meeting of the board to discuss such matters as they deem appropriate: (3) the independent directors elect the chairman of the board; (4) the chairman of the board be required to be an independent director; and (5) a nominating committee be established);

2.) **AT & T** (April 10, 2002) (Five subcomponents, including that when shareholder approval for any future restructuring results in the creation of a new corporation, shareholders will vote separately on whether the corporation will (1) have a classified board of directors; (2) eliminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law; (3) eliminate the right to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required by state law; (4) require approval of more than a majority of shareholders to amend some or all provisions of the charter; and (5) require approval of more than a majority of shareholders to amend some or all of the bylaws.);

3.) **Westinghouse Electric** (January 27, 1995) (Three subcomponents: (1) that a majority of GE's Board of Directors be required to consist of "independent" directors; (2) that the Board appoint a committee consisting of the current independent directors to oversee implementation of the first proposal; and (3) that the Board submit to a shareholder vote "as a separate proposal" and "future action" to modify the first or second proposals);

4.) **Ferrofluidics Corp.** (September 18, 1992) (Proposal upheld where all elements were related to base pay and warrants granted to executives).

Notably, the foregoing proposals contained multiple subcomponents distinctly related to one single, unified concept and, therefore, constituted one proposal. The compendium of cases on the issue here favors a similar conclusion with respect to the proposals submitted by Basil Caloyeras and Aliki Caloyeras. Each aforementioned proposal is one course of action with a singular purpose – to give a majority of the shareholders the power to amend the By-Laws of the Company and to reduce the number of the members of the board of directors, respectively.

Group Activity

The Company assets that "it is reasonable to conclude" that Basil Caloyeras, Aliki Caloyeras, Alexandra Caloyeras, Gary and Shirley Wiglesworth and Daniel Shiffman "may be

acting as a 'group'" under federal securities laws. It bases that assertion on the facts that the undersigned attorney transmitted proposals from all of these shareholders to the Company; two of the individual proponents share the same address; and the proposals have "similar structure and style".

As you are aware, the Caloyeras Family Members filed the Schedule 13D/A on May 1, 2007, noting their established relationship and reporting the shareholder proposals that each had submitted. A group including Mr. Wiglesworth and Mr. Shiffman is not derived for federal securities law purposes solely because an individual, who is located in the city of the Company and its counsel and represents a limited liability company, the members of which are three of the proponents, serves as the conduit for transmitting letters, as requested. In fact, our firm's transmittal cover letters specifically stated that our firm was simply delivering the materials at the request of the specified shareholders.

The fact that the proposals have "similar structure and style" cannot lead one to the conclusion that the individuals submitting the proposals are acting as a "group". The Company's own By-Laws are very detailed as to the structure and style in which a shareholder proposal must be submitted.

Finally, the sharing of an address does not have the effect of individuals acting as a group for federal securities laws purposes.

We look forward to the inclusion of the Caloyeras Family Members' shareholder proposals in the Company's proxy materials.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy

RCL:jh
Enclosures

cc: Victoria Westerhaus, Esq. (via hand delivery and e-mail)
Howard Berman, Esq. (via e-mail)
Mr. Basil Caloyeras (via e-mail)

420172v1

May 20, 2007

Via Facsimile and U.S. Mail
Mr. Jack Bowling
Stinson, Morrison, Hecker
1201 Walnut Street
Kansas City, MO 64106

Dear Mr. Bowling:

We are in receipt of your letter to us in response to the shareholder proposal we submitted regarding the Torotel 2007 annual shareholders meeting. Please be advised that we do not believe that we are part of a "group" as you assert. Simply because we followed the procedures for submitting a proposal outlined by your By-Laws, which may have resulted in having our proposal look like other proposals, does not make us part of a "group". We did ask Robert C. Levy to transmit the proposal. He does not represent us.

We assume that this letter will suffice for you to include our proposal in Torotel's proxy.

Yours Truly,

Gary Wiglesworth
Shirley Wiglesworth

420144v1

EXHIBIT E

(See attached)

EX-10.1 2 ti-ex101toform8k_7529942.htm PURCHASE OPTION SETTLEMENT

EXHIBIT 10.1

AGREEMENT

THIS AGREEMENT is made as of this 17th day of April, 2007, among **BASIL CALOYERAS**, an individual, **ALIKI CALOYERAS**, an individual, **ALEXANDRA CALOYERAS**, an individual, **CALOYERAS FAMILY PARTNERSHIP**, a Nevada limited partnership ("Caloyeras Family Partnership") and **TOROTEL, INC.**, a Missouri corporation ("Torotel"). Basil Caloyeras, Aliki Caloyeras and Alexandra Caloyeras are sometimes hereinafter referred to as the "Caloyeras Shareholders."

WHEREAS, the Caloyeras Shareholders and the Caloyeras Family Partnership are the owners of 2,537,505 shares of the common stock of Torotel; and

WHEREAS, the Caloyeras Shareholders and the Caloyeras Family Partnership desire to grant to Torotel an option for Torotel to purchase shares of common stock of Torotel owned by the Caloyeras Shareholders and the Caloyeras Family Partnership, as set forth herein; and

WHEREAS, Basil Caloyeras is willing to dismiss without prejudice the action captioned *Basil Caloyeras v. Torotel, Inc.*, No. 06-2485-KHV (United States District Court, District of Kansas) (the "Pending Action"), obtain mutual releases of all claims in the event the shares are purchased pursuant to this option, and covenant not to sue prior to July 31, 2007, in consideration for Torotel agreeing to certain terms and conditions as specifically set forth herein.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1. **Option to Purchase**. The Caloyeras Shareholders and the Caloyeras Family Partnership do hereby grant, until July 31, 2007, to Torotel the option for Torotel to purchase all, but not less than all, of the 2,537,505 shares of common stock of Torotel owned by such parties, for a cash purchase price of Seventy Cents ($.70) per share, subject to the provisions of this Agreement.

2. **Torotel's Forbearance**. Subject to Section 5 hereof or unless the Caloyeras Family Partnership consents in advance in writing, Torotel agrees that, effective immediately, neither it, nor any subsidiary or affiliate controlled by it will, prior to July 31, 2007: (i) issue any shares, restricted or otherwise, of capital stock of Torotel; (ii) grant any options to purchase any shares of capital stock of Torotel; (iii) enter in any new employment agreements to which Torotel will be a party; (iv) modify, amend or alter any employment agreements to which Torotel is a party as of the date hereof; or (v) effect a merger, recapitalization, reorganization or other corporate transaction which would have the effect of diluting the percentage interest of the Caloyeras Family Partnership and the Caloyeras Shareholders in Torotel.

3. **Funds.** Torotel agrees to use its commercially reasonable efforts to pursue financing sources in order for it to acquire the funds with acceptable terms to allow it to purchase the shares of Torotel common stock owned by the Caloyeras Family Partnership and the Caloyeras Shareholders for a purchase price of Seventy Cents ($.70) per share on or before July 31, 2007.

4. **No Revival or Extinguishment of Claims; No Restriction.** Except as set forth herein, this Agreement does not affect any claims or defenses of either party which existed and were enforceable prior to the date of this Agreement. This Agreement does not affect the right or ability of the Caloyeras Family Partnership, the Caloyeras Shareholders, or any other holder of shares of common stock of Torotel, to duly exercise any of their rights, privileges or responsibilities as such holder of shares of common stock, including, but not limited to, presenting proposals or resolutions for consideration by the shareholders of Torotel at its annual meeting of shareholders, nominating individuals to serve as members of the Torotel Board of Directors, or taking any other action permitted and in compliance with applicable law or regulation.

5. **Other Statutory or Regulatory Obligations.** This Agreement is subject, in all respects, to the duties, responsibilities and obligations of Torotel and its Board of Directors pursuant to applicable law and regulation. Should Torotel or its Board of Directors determine, prior to July 31, 2007, that any such law or regulation prohibits Torotel from observing the provisions of this Agreement, then Torotel shall promptly give notice of such fact to the Caloyeras Shareholders. In such event, this Agreement and the duties and obligations of the parties hereunder shall terminate and be of no further force or effect.

6. **Reservation of Rights and Defenses.** The parties to this Agreement hereby explicitly retain and reserve each and every right or defense which may be available with respect to any claims any party may have as of the date hereof. The parties agree that oral and written communications during the pendency of the Agreement shall not waive the rights and defenses of any party.

7. **Inadmissibility of Agreement for Other Purposes.** This Agreement shall only be admissible in any proceeding involving the parties to prove the terms hereof, and shall be inadmissible for all other purposes and in any other proceeding.

8. **Entire Agreement; No Oral Modification.** This document represents the entire agreement of the parties with respect to the subject matter of this Agreement and may not be modified except in writing signed by all parties.

9. **Authority.** The undersigned represent that they have the authority to execute this Agreement on behalf of the respective parties and to bind their respective parties to the terms of this Agreement by their execution hereof.

10. **Counterparts.** This Agreement may be executed in one or more counterparts constituting one and the same agreement.

11. Effective Date; Additional Parties. This Agreement shall become effective and binding as of the day and year first above written.

12. Governing Law and Forum. This Agreement shall be governed by the laws of the State of Missouri.

13. Pending Action. Promptly after the execution of this Agreement and pursuant to Rule 41(a)(1)(ii) of the Federal Rules of Civil Procedure, Basil Caloyeras shall and Torotel shall cause all of the defendants in the Pending Action to jointly file a dismissal without prejudice of the Pending Action. The Caloyeras Shareholders and Caloyeras Family Partnership covenant not to sue Torotel and/or its Board members or officers, and Torotel and its Board members and officers covenant not to sue any of the Caloyeras Shareholders or the Caloyeras Family Partnership prior to July 31, 2007, or the earlier termination of this Agreement. The Caloyeras Shareholders and the Caloyeras Family Partnership, Torotel and Torotel's Board members and officers will agree to release any and all claims against each other in the event the shares are purchased pursuant to this option.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple counterpart copies, each of which shall be deemed an original but constitute one and the same instrument as of the day and year first above written.

CALOYERAS SHAREHOLDERS:

/s/ Basil Caloyeras
Basil Caloyeras

/s/ Aliki Caloyeras
Aliki Caloyeras

/s/ Alexandra Caloyeras
Alexandra Caloyeras

CALOYERAS FAMILY PARTNERSHIP:

By: /s/ Basil Caloyeras
Basil Caloyeras, Member

TOROTEL, INC.:

By: /s/ Dale H. Sizemore, Jr.
Name: Dale H. Sizemore, Jr.
Title: President and CEO

EXHIBIT F

(See attached)

EXHIBIT 3

ARTICLES OF INCORPORATION
OF
TOROTEL, INC.

ARTICLE ONE

The name of the Corporation is TOROTEL, INC.

ARTICLE TWO

The address of its registered office in the State of Missouri is 1200 Main Street, Suite 3100, Kansas City, Missouri 64105 and the name of its registered agent at such address is SHB Registered Agent, Inc.

ARTICLE THREE

The aggregate number of shares which the Corporation shall have authority to issue shall be Six Million (6,000,000) shares of common stock of par value of One Cent ($.01) per share, and there shall be no preemptive rights for any shareholder arising therefrom and no preferences or qualifications or limitations or restrictions or special rights of any character whatsoever in respect to said shares.

The Board of Directors is authorized in its discretion to determine, fix and approve the consideration other than money for shares which may be issued, and to determine the fair value to the Corporation of such consideration.

ARTICLE FOUR

The number of shares to be issued before the Corporation shall commence business is Fifty (50) shares having a total value of $5,000.00. Five Thousand and No/100 Dollars ($5,000.00) has been paid up in lawful money of the United States.

ARTICLE SIX

The number of directors for the Corporation who shall be elected from time to time by the Shareholders is seven (7).

ARTICLE SEVEN

The duration of the Corporation is perpetual.

ARTICLE EIGHT

The Corporation is formed for the following purposes:

A. To buy, utilize, lease, rent, import, export, franchise, operate, manufacture, produce, design, prepare, assemble, fabricate, improve, develop, sell, lease, mortgage, pledge, hypothecate, distribute and otherwise deal in, at wholesale, retail or otherwise, and as principal, agent or otherwise, all commodities, goods, wares,

merchandise, devices, apparatus, equipment and all other personal property, whether tangible or intangible, of every kind, without limitation as to description, location or amount, including specifically, but not limited to, electronic component parts and telecommunication component parts.

B. To apply for, obtain, purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own use, operate, enjoy, turn to account, grant franchise or licenses in respect of, manufacture under, introduce, sell, assign, mortgage, pledge or otherwise dispose of:

(1) Any and all inventions, devices, method, processes and formulae and any improvements and modifications thereof;

(2) Any and all letters patent of the United States or of any other country, state or locality, and all rights connected therewith or appertaining thereto;

(3) Any and all copyrights, granted by the United States or any other country, state or locality, and

(4) Any and all trademarks, trade names, trade symbols and other indications or origin and ownership granted by or recognized under the laws of the United States or of any other country, state or locality; and to conduct and carry on its business in any or all of its various branches under any trade name or trade names.

C. To engage in, carry on and conduct research, experiments, investigations, analyses, studies and laboratory work, for the purpose of discovering new products or to improve products or services.

D. To buy, lease, rent or otherwise acquire, own, hold, use, divide, partition, develop, improve, operate and sell, lease, mortgage or otherwise dispose of, deal in and turn to account, real estate, leaseholds and any and all interests or estates appertaining thereto.

E. To enter into any lawful contract or contracts with persons, firms, corporations, other entities, governments or any agencies or subdivision thereof, including guaranteeing the performance of any contract or any obligation of any person, firm, corporation or other entity.

F. To purchase and acquire, as a going concern or otherwise, and to carry on, maintain and operate all or any part of the property or business of any corporation, firm, association, entity, syndicate or persons whatsoever, deemed to be of benefit to the Corporation, or of use in any manner in connection with any of its purposes; and to dispose thereof upon such terms as may seem advisable to the Corporation.

G. To invest, lend and deal with monies of the Corporation in any lawful manner, and to acquire by purchase, by the exchange of stock or other securities of the Corporation, by subscription or otherwise, and to invest in, to hold for investment or for any other purpose, and to use, sell, pledge or otherwise dispose of, and in general to deal in any interest concerning, or enter into any

transaction with respect to (including "long" and "short" sales of), any stocks, bonds, notes, debentures, certificates, receipts and other securities and obligations of any government, state, municipality, corporation, association or other entity, including individuals and partnership and, while owner thereof, to excercise

all of the rights, powers and privileges of ownership, including, among other things, the right to vote thereon for any and all purposes and to give consents with respect thereto.

H. To borrow or raise money for any purpose of the Corporation and to secure any loan, indebtedness or obligation of the Corporation and the interest accruing thereon, and for that or any other purpose,to mortgage, pledge, hypothecate or change all or any part of the present or hereafter acquired property, rights and franchises of the Corporation, real, personal, mixed or of any character whatever, subject only to limitations specifically imposed by law.

I. To do any or all of the things herein above enumerated, alone for its own account, or for the account of others, or as the agent for others, or in association with others or by or through others, and to enter into all lawful contracts and undertakings in respect thereof.

J. To have one or more offices, to conduct its business, carry on its operations and promote its objects within and without the State of Missouri, in other states, the District of Columbia, the territories, colonies and dependencies of the United States, in foreign countries and anywhere in the world, without restriction as to place, manner or amount, but subject to the laws applicable thereto; and to do any or all of the things herein set forth to the same extent as a natural person might or could do and in any part of the world, either alone or in company with others.

K. In general to carry on any other business in connection with each and all of the foregoing or incidental thereto, and to carry on, transact and engage in any and every lawful business or other lawful thing calculated to be of gain, profit or benefit to the Corporation, as fully and freely as a natural person might do, to the extent and in the manner, and any where within and without the State of Missouri, as it may from time to time determine; and to have and exercise each and all of the powers and privileges, either direct or incidental, which are given and provided by or are available under the laws of the State of Missouri in respect of general business corporations organized for profit thereunder; provided, however, that the Corporation shall not engage in any activity for which a corporation may not be formed under the laws of the State of Missouri.

L. It is intended that each of the purposes and powers specified in each of the paragraphs of this ARTICLE EIGHT shall be in no way limited or restricted by reference to or inference from the term of any other paragraph, but that the purposes and powers specified in each of the paragraphs of this ARTICLE EIGHT shall be regarded as independent purposes and powers. The enumeration of specific purposes and powers in this ARTICLE EIGHT shall not be construed to restrict in any manner the general purposes and powers of this

Corporation, nor shall the expression of one thing be deemed to exclude another, although it be of like nature. The enumeration of purposes and powers herein shall not be deemed to exclude or in any way limit by inference any purposes or powers which this Corporation has power to exercise, whether expressly by the laws of the State of Missouri, now or hereafter in effect, or implied by any reasonable construction of such laws.

ARTICLE NINE

Both the Shareholders and the Board of Directors shall have equal power to make, alter, amend, suspend or repeal By-laws for the Corporation from time to time; provided, however, that the power of the Directors to alter, amend,

suspend or repeal the By-laws or any portion thereof may be denied as to any By-laws or portion thereof enacted by the Shareholders if at the time of such enactment the shareholders shall so expressly provide.

ARTICLE TEN

These Articles of Incorporation may be amended in any respect from time to time by the Shareholders as provided by the laws of the State of Missouri.

EXHIBIT G

(See attached)

STINSON
MORRISON
HECKER LLP

www.stinson.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-9363

June 5, 2007

Torotel, Inc.
620 North Lindenwood
Olathe, KS 66062

Re: Omission of Shareholder Proposal of Basil P. Caloyeras

Ladies and Gentlemen:

By letter dated April 20, 2007, Basil P. Caloyeras (the "Proponent") has requested the inclusion of a shareholder proposal (the "Proposal") and supporting statement in the proxy materials being prepared in connection with the 2007 annual meeting of shareholders (the "Annual Meeting") of Torotel, Inc., a Missouri corporation (the "Company").

The Proposal is a shareholder resolution which requests that the Company's board of directors (the "Board of Directors") (i) submit to a vote of shareholders of the Company for approval an amendment to Article Nine of the Company's Articles of Incorporation (the "Articles"), as follows: "Only a majority of the Shareholders shall have the power to make, alter, amend, suspend or repeal the By-Laws for the Corporation from time to time," and (ii) add a new Article at the end of the Articles, as follows: "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII." The Proponent has also provided a supporting statement which endeavors to justify such action and obtain proxy support.

You have requested our opinion regarding whether the Proponent's proposal would be improper under the Missouri General and Business Corporation Law (the "MGBCL"). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Torotel Letter (defined below).

Documents Reviewed/Scope of Investigation

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

(i) the Proposal and the supporting statement;

(ii) that certain Request for No-Action Letter, of even date herewith (the "Torotel Letter"), from the Company to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), regarding the Company's desire to exclude the Proposal from its proxy statement and form of proxy for the Annual Meeting;

(iii) Section 351.090 of the MGBCL;

(iv) the Articles; and

(v) such other certificates, documents, records and papers, as we have deemed necessary and relevant as a basis for this opinion.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein.

We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assumed that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Opinion

For the reasons articulated below, it is our opinion that, under the laws of the State of Missouri, the Proposal is improper under Section 351.090 of the MGBCL because it is structured as a "mandatory" proposal to be submitted directly to a shareholder vote, rather than a "precatory" proposal asking the Board of Directors to propose such an amendment to the shareholders. Pursuant to Section 351.090 of the MGBCL, any shareholder proposal seeking to amend the articles of incorporation of a company cannot be submitted directly by one shareholder to the other shareholders of the company for purposes of voting on such amendment; it can only be submitted to the shareholders for a vote by the company's board of directors. We hereby concur with the legal analysis in the Torotel Letter in Part II of the Bases for Excluding the Proposal section ("The Proposal May Be Excluded under Rule 14a-8(i)(1) Because It Is Improper Under State Law").

The opinions expressed herein are given only with respect to the present status of the laws of the State of Missouri. We express no opinion as to any matter arising under the laws of any other jurisdiction. This letter is given as of the date hereof, and we assume no obligation to update or supplement this letter in response to subsequent changes in the law or future events or circumstances.

This opinion letter is rendered only to the Company and is solely for its benefit. This opinion letter may not be relied upon or used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose whatsoever, without obtaining in each instance our prior written consent; provided, however, we hereby consent to the Company furnishing a copy of this opinion to the Commission in connection with the Torotel Letter.

STINSON MORRISON HECKER LLP

Stinson Morrison Hecker LLP

351.085 AMENDMENT OF ARTICLES OF INCORPORATION.— A corpora-n may amend its articles of incorporation at any time to add or change a provision that equired or permitted in the articles of incorporation or to delete a provision not required the articles of incorporation, provided that the name of an incorporator shall not be inged. Whether a provision is required or permitted in the articles of incorporation is *ermined as of the effective date of the amendment.* (Last amended by H.B. 1664, L. '04, . 8-28-04.)

H.B. 1664, L. '04, eff. 8-28-04, added matter in italic and deleted [1] "1. A corporation may amend its articles ncorporation, from time to time, in any and as many respects as may be desired; provided, that its articles of rporation as amended contain only such provisions as might be lawfully contained in original articles of rporation if made at the time of making such amendment, and, if a change in shares or an exchange or assification of shares is to be made, such provisions as may be necessary to effect such change, exchange or assification as may be desired and as is permitted by this chapter.
2. In particular, and without limitation upon such general power of amendment, a *corporation may amend* irticles of incorporation from time to time so as
(1) To change its corporate name;
(2) To change its period of duration;
(3) To change, enlarge or diminish its corporate purposes;
(4) To fix, increase or decrease the number of its directors or to provide that the number of directors shall ixed by, or in the manner provided in, the bylaws of the corporation, *in which case the corporation's articles ncorporation, as amended, must comply with subdivision (6) of section 351.055, except that they need not set h the number of directors which constituted the first board of directors;* provided, however, that the corporation l give written notice to the secretary of state of the number of directors of the corporation as fixed by any hod, such notice to be given within thirty calendar days of the date when the number of directors is fixed, and ilar notice to be given whenever the number of directors is changed;
(5) To increase or decrease the aggregate number of shares or shares of any class which the corporation has iority to issue;
(6) To increase or decrease the par value of the authorized shares of any class having a par value, whether ied or unissued; provided, that if the par value of issued shares is increased, there shall be transferred to stated ital at the time of such increase an amount of surplus equal to the aggregate amount by which the par value *ncreased;*
(7) To exchange, classify, reclassify or cancel all or any part of its shares whether issued or unissued;
(8) To change the designation of all or any part of its shares whether issued or unissued, and to change the ferences, qualifications, limitations, restrictions and special or relative rights including convertible rights in *pect of all or any* part of its shares, whether issued or unissued;
(9) To change shares having a par value, whether issued or unissued, into the same or a different number of res without par value, and to change shares without par value, whether issued or unissued, into the same or a ferent number of shares having a par value;
(10) To create a new class or classes of stock and to define the preferences, qualifications, limitations, trictions, and the special or relative rights of the shares of such new class or classes;
(11) To establish, limit or deny to shareholders of any class the preemptive right to acquire additional shares the corporation, whether then or thereafter authorized."

.1 Validity of extension of corporate exis-ice.—Majority stockholders can extend corporate stence, even though corporation had been orga-ed under statute that did not provide for extension l term had already expired, when prior to expira-n new statute permitted extension; that is not un-istitutional impairment of contract of which nority can complain. *State v Holekamp Lumber , 340 SW2d 678 (1960).*

Charter amendment extending existence and con-ited to at meeting, at which all stockholders were present in person or by proxy, is valid, since that amounted to waiver of notice of meeting. *OAG 8-12-35.*

.2 Same—as to acknowledgment.—As to the sufficiency of the affidavit and acknowledgment under this section, see *OAG to Assistant Corporation Attorney, 1933.*

351.090 AMENDMENTS, HOW MADE.—1. At any time or times before the rporation has received any payment for any of its shares, the board of directors may opt amendments to the articles of incorporation by executing [1] a certificate of amendment provided in subsection 1 of section 351.095.

2. *After the corporation has received any payment* for any of its shares, amendments the articles of incorporation may be made only in the following manner:

(1) The board of directors may adopt a resolution setting forth the proposed amendment d directing that it be submitted to a vote at a meeting of shareholders, which may be ther an annual or a special meeting, except that the proposed amendment need not be opted by the board of directors and may be directly submitted *by the board of directors* any annual or special meeting of shareholders.

(2) Written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each shareholder of record entitled to vote thereon within the time and in the manner provided in section 351.230 for the giving of notice of meetings of shareholders. If the meeting is an annual meeting, the proposed amendment or summary shall, nevertheless, be included in the notice of the annual meeting.

(3) At the meeting a vote of the shareholders entitled to vote thereon shall be taken on the proposed amendment. Subject to subsections 3 and 6 of this section, the proposed amendment shall be adopted upon receiving the affirmative vote of a majority of the outstanding shares entitled to vote thereon, unless any class of shares is entitled to vote thereon as a class, in which event the proposed amendment shall be adopted upon receiving the affirmative vote of a majority of the outstanding shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon.

3. If the articles of incorporation or bylaws provide for cumulative voting in the election of directors, the number of directors shall not be decreased to less than three by amendment to the articles of incorporation when the number of shares voting against the proposal for decrease would be sufficient to elect a director if the shares were voted cumulatively at an election of three directors. If the articles of incorporation or bylaws do not provide for cumulative voting in the election of directors, then the number of directors shall only be decreased to less than three by amendment to the articles of incorporation approved by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment.

4. If any amendment made under section 351.085 effects a reduction of stated capital, then the corporation making the amendment shall comply with the applicable provisions of sections 351.195 and 351.200, as well as the provisions of this section.

5. Any number of *amendments may be submitted to the shareholders* and voted on by them at one meeting.

6. A proposed amendment which provides that section 351.407 does not apply to control share acquisitions of shares of a corporation shall be adopted upon receiving the affirmative vote of two-thirds of all outstanding shares entitled to vote thereon, unless any class of shares is entitled to vote thereon as a class, in which event the proposed amendment shall be adopted upon receiving the affirmative vote of two-thirds of the outstanding shares of each *class of shares entitled to vote thereon as a class and of the total shares* entitled to vote thereon. This subsection shall not affect or limit the right, power or authority of any issuing public corporation to adopt any other amendment or to take any other action in addition to an amendment providing for the nonapplicability of section 351.407 to control share acquisitions of the issuing public corporation pursuant to this section.

7. When a corporation has ten or fewer shareholders, cumulative voting may be abolished only by an affirmative vote of the holders of at least two-thirds of the outstanding shares. (Last amended by S.B. 1208, L. '06, eff. 8-28-06.)

S.B. 1208, L. '06, eff. 8-28-06, added matter in italic.

Decisions Under Prior Law

.1 Stockholder proposals.—Corporation need not include in proxy solicitation material direct proposal by minority to amend charter, since statute says board must screen proposed amendments. *Dyer v SEC, 289 F2d 242 (8th Cir 1961).*

.2 Issuance of preferred stock.—Statute allowing issuance of preferred stock with approval of 75% of shares of each class was constitutional and issuance of preferred pursuant to statute (G. & B.C.L. §351.090) did not deprive shareholder of vested rights. *Atwood v Midland Truck Lines, Inc, 241 SW2d 903 (1951).*

351.093 CERTAIN SHAREHOLDERS MUST BE PERMITTED TO VOTE, WHEN.—*1.* The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, *to the articles of incorporation,* whether or not entitled to vote thereon by the provisions of [1] *such* articles [2] if the amendment would [3] *increase or decrease the aggregate number of authorized shares of such class; increase or decrease the par value of the shares of such class; create a new class of shares having rights and preferences prior or superior to the shares of the class, or increase the rights and preferences or the number of authorized shares, of any class having rights and preferences prior or superior to the shares of the class; or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. A merger or consolidation shall not be deemed to involve a proposed amendment to the articles of incorporation.*

EXHIBIT H

(See attached)

AMENDED AND RESTATED
BY-LAWS
OF
TOROTEL, INC.
(Effective as of June 30, 2006)

ARTICLE I - OFFICES

The principal office of the Corporation shall be located in Olathe, Kansas. The Corporation may have such other offices either within or without the State of Missouri, as the business of the Corporation may require from time to time by the Board of Directors.

The registered office of the corporation required by The General and Business Corporation Law of Missouri to be maintained in the State of Missouri, may be, but need not be, identical with the principal office in the State of Missouri, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II - SHAREHOLDERS

Section 1. ANNUAL MEETING. The annual meeting of the Shareholders shall be held on the third Monday of September in each year beginning with the year 1986, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any Annual Meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as conveniently may be held.

Section 2. SPECIAL MEETINGS. Special meeting of the Shareholders may be called exclusively by the President or by the Board of Directors.

Section 3. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the State of Missouri, as the place of meeting for any annual meeting of the Shareholders or for any special meeting of the Shareholders called by the Board of Directors. The Shareholders may designate any place, either within or without the State of Missouri, as the place for the holding or such meeting, and may include the same in a waiver of notice of any meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Missouri, except as otherwise provided in Section 5 of this Article.

Section 4. NOTICE OF MEETINGS. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than seventy (70) days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling such meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the Shareholder at his address as it

appears on the records of the Corporation, with postage thereon prepaid. Notice shall be published to the extent required by the laws of the State of Missouri.

Section 5. MEETING OF ALL SHAREHOLDERS. If all of the Shareholders shall meet at any time and place, either within or without the State of Missouri, and consent to the holding of a meeting, such meeting shall be valid, without call or notice, and at such meeting any corporate action may be taken.

Section 6. VOTING LISTS. At least ten days before each meeting of Shareholders, the officer or agent having charge of the transfer book for shares of the Corporation shall make a complete list of the Shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of, and the number of shares held by, each Shareholder, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this state, shall be prima facie evidence as to who are the Shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of Shareholders.

Section 7. QUORUM. A majority of the outstanding shares of the Corporation, represented in person or by proxy, shall constitute a quorum at any meeting of the Shareholders; provided, that if less than a majority of the outstanding shares are represented at said meeting, from time to time, without further notice, to a date not longer than ninety days from the date originally set for such meeting.

Section 8. PROXIES. At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing by the Shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES. Subject to the provisions of Section 12, each outstanding share of capital stock having voting rights shall be entitled to one vote upon each matter submitted to a vote at a meeting of Shareholders.

Section 10. VOTING OF SHARES BY CERTAIN HOLDERS. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the By-Laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares standing in the name of a deceased person may be voted by his administrator or executor, either in person or by proxy. Shares standing in the name of a guardian, curator, or trustee may be voted by such fiduciary, either in person or by proxy, but no guardian, curator, or trustee shall be entitled, as such fiduciary, to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Section 11. CUMULATIVE VOTING. In all elections for Directors, every Shareholder shall have the right to vote, in person or by proxy, the number of shares owned by him, for as many persons as there are Directors to be elected, or to cumulate said shares, and give one candidate as many votes as the number of Directors multiplied by the number of his shares shall equal, or distribute them on the same principal among as many candidates as he shall see fit.

Section 12. INFORMAL ACTION BY SHAREHOLDERS. Any action which may be taken at a meeting of the Shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Shareholders entitled to vote with respect to the subject matter thereof.

Section 13. NOMINATION OF DIRECTORS. Nomination of persons for election to the Board of Directors of the Corporation at a meeting of the Shareholders may be made by or at the direction of the Board of Directors or may be made at a meeting of Shareholders by any Shareholder of the Corporation entitled to vote for the election of Directors at the meeting in compliance with the notice procedures set forth in this Section 13 of Article II. Such nomination, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a Shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty-five (65) days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received no later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such Shareholder's notice to the Secretary shall set forth (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (b) as to the Shareholder giving the notice (i) the name and record address of the Shareholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the Shareholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as Director of the

Corporation. No person shall be eligible for election as a Director of the Corporation at a meeting of the Shareholders unless such person has been nominated in accordance with the procedures set forth herein. If the facts warrant, the Chairman of the meeting shall determine and declare to the meeting that a nomination does not satisfy the requirements set forth in the preceding sentence and the defective nomination shall be disregarded. Nothing in this Section 13 shall be construed to affect the requirements for proxy statements of the Corporation under Regulation 14A of the Exchange Act.

Section 14. PRESENTATION OF BUSINESS AT SHAREHOLDERS' MEETINGS. At any meeting of the Shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a Shareholder. For business to be properly brought before a meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty-five (65) days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received no later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such Shareholder's notice to the Secretary shall set forth (a) as to each matter the Shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (b) as to the Shareholder giving the notice (i) the name and record address of the Shareholder, (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the Shareholder and (iii) any material interest of the Shareholder in such business. No business shall be conducted at a meeting of the Shareholders unless proposed in accordance with the procedures set forth herein. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedure and such business shall not be transacted. To the extent this Section 14 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or finally adjudged by a court of competent jurisdiction, to be inconsistent with the right of shareholders to request inclusion of a proposal in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act, such rule shall prevail.

Section 15. PRESIDING OFFICIALS. The Chairman of the Board of Directors, or in his absence or inability, the President, or in his absence or inability to act, a Vice President shall preside at all Shareholders' meetings.

ARTICLE III - DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2. NUMBER, ELECTION AND TERM. The number of Directors of the Corporation shall be seven (7). Subject to the rights of the holders of any other series or class of stock as set forth in the Articles of Incorporation to elect Directors under specified circumstances, the Directors shall be divided with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 2005 annual meeting of Shareholders, the term of office of the second class to expire at the 2006 annual meeting of Shareholders, and the term of office of the third class to expire at the 2007 annual meeting of Shareholders.

Each Director shall hold office until his or her successor shall have been duly elected and qualified, or until such Director's earlier death, incapacity, disqualification, resignation or removal. At each annual meeting of Shareholders, commencing at the 2005 annual meeting, (A) Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of Shareholders after their election, with each Director to hold office until his or her successor shall have been duly elected and qualified, and (B) if authorized by a resolution of the Board of Directors, Directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Any Director may be elected for successive terms. A full term for a Director shall consist of three full years.

Section 3. REGULAR MEETINGS. A regular meeting of the Board of Directors shall be held without other notice than this By-Law, immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Missouri, for the holding of additional regular meetings with notice of such resolution to all Directors.

Section 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place in the United States, either within or without the State of Missouri, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. NOTICE. Notice of any special meeting shall be given at least five days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram provided, however, that if the designated meeting place is without the State of Missouri, an additional five days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting. The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. QUORUM. A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided that if less than a majority of the Directors are present at said meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. MANNER OF ACTING. The act of the majority of the Directors present at a meeting of the Directors at which a quorum is present shall be the act of the Board of Directors.

Section 8. VACANCIES. In case of the death or resignation or disqualification of one or more of the Directors, a majority of the survivors or remaining Directors, even if such majority does not constitute a quorum, may fill such vacancy or vacancies until the successor or successors are elected at the next annual meeting of the Shareholders. A Director elected to fill a vacancy shall serve as such until the next annual meeting of the Shareholders. In the event the Shareholders do not elect a full slate of seven (7) Directors at the annual meeting or the number of Directors falls below seven (7) for whatever reason between annual meetings, the remaining Directors may establish any number of three (3), four (4), five (5) or six (6) Directors to constitute the complete Board of Directors until the next annual meeting without the need to fill vacant Director positions and attendance at meetings of a majority of the existing Directors at any such designated, reduced size Board of Directors shall constitute a quorum in accord with Section 6 of this Article III.

Section 9. COMPENSATION. Directors as such shall not receive any stated salaries for their services, but by resolution of the Board of Directors, an annual retainer and/or a fixed sum plus expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors or at any Committee meeting thereof; provided, that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 10. EXECUTIVE COMMITTEE. The Board of Directors may authorize and designate from time to time or on a regular basis three (3) Directors to constitute an Executive Committee which shall have and exercise all powers of the Board of Directors in the management of the Corporation.

Section 11. INFORMAL ACTION BY DIRECTORS. Any action which may be taken at a meeting of the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof.

ARTICLE IV - OFFICERS

Section 1. NUMBER. The officers of the Corporation shall be a Chairman of the Board of Directors, a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Treasurer, a Secretary and such other officers as may be elected in accordance with the provisions of this Article. The Chairman of the Board of Directors and the President shall be chosen from the Members of the Board of Directors. The remaining officers of the Corporation need not be chosen from the Members of the Board, but

they may be so chosen. The Board of Directors, by resolution, may create the offices of one or more assistant Treasurers and assistant Secretaries, all of whom shall be elected by the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

All officers and agents of the Corporation, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the property and affairs of the Corporation as may be provided in the By-Laws, or, in the absence of such provisions, as may be determined by resolution of the Board of Directors.

Section 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of Shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. New offices may be created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. REMOVAL. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. VACANCIES. If the office of any officer of the Corporation becomes vacant because of death, resignation, removal, disqualification or for any other reason or if any officer of the Corporation is unable to perform the duties of his office for any reason, the Board of Directors may choose a successor who shall replace such officer or the Board of Directors may delegate the duties of any such vacant office to any other officer or to any Director of the Corporation for the unexpired portion of the term.

Section 5. THE CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors shall be the principal executive officer of the Corporation and shall preside at all meetings of Shareholders and Directors. The Chairman shall possess the same power as the President and may sign all certificates, contracts, and other instruments of the Corporation which may be authorized by the Board of Directors except where by law the signature of the President is required. During the absence or disability of the President, he shall exercise all the powers and discharge all the duties of the President.

Section 6. PRESIDENT. The President shall supervise and control the business and affairs of the Corporation. He shall preside at all meetings of the Shareholders and of the Board of Directors in the absence of the Chairman of the Board of Directors. He may sign, with the Secretary or Treasurer or any other proper officer thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the Corporation, or shall be required by

law to be otherwise signed or executed; and, in general, shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. Unless the Board otherwise provides, the President, or any person designated in writing by him, may (i) attend meetings of shareholders of other corporations to represent this Corporation and to vote or take action with respect to the shares of any such corporation owned by this Corporation in such manner as he or his designee may determine, and (ii) execute and deliver waivers of notice and proxies for and in the name of the Corporation with respect to any such shares owned by his Corporation.

Section 7. THE VICE-PRESIDENT. In the absence of the President or the Chairman of the Board or in the event of inability or refusal to act by both, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order of their election) shall perform the duties of the President, and when so acting, shall have all the power of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, or with the Treasurer or an Assistant Treasurer, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. THE TREASURER. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Article VI of these By-Laws; (b) in general, perform all the duties incident to the office of Treasurer and such other duties from time to time may be assigned to him by the President or by the Board of Directors.

Section 9. THE SECRETARY. The Secretary shall: (a) keep the minutes of the Shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all certificates for shares prior to the issue thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-Laws; (d) sign with the President, or a Vice-President, certificates for shares of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors; (e) in general, perform all duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 10. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The Assistant Treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. Assistant Secretaries and Treasurers, as thereunto authorized by the Board of Directors may sign with the President or a Vice-President certificates for shares of the Corporation the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers and Assistant Secretaries, in general, shall perform such

duties as shall be assigned to them by the Treasurer or the Secretary, respectively, or by the President or the Board of Directors.

Section 11. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.

ARTICLE V - AGENTS AND ATTORNEYS

The Board of Directors may appoint such agents, attorneys, and attorneys-in-fact of the Corporation as it may deem proper, and may, by written power of attorney, authorize such agents, attorneys, or attorneys-in-fact, to represent it and for it and in its name, place and stead, and for its use and benefit to transact any and all business which said Corporation is authorized to transact or do by its Articles of Incorporation, and in its name, place and stead, and as its corporate act and deed, to sign, acknowledge and execute any and all contracts and instruments, in writing necessary or convenient in the transaction of such business as fully to all intents and purposes as said Corporation might or could do if it acted by and through its regularly elected and qualified officers.

ARTICLE VI - CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer of officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VII - CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. CERTIFICATES FOR SHARES. Certificates representing shares of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed, manually or by facsimile, if such certificates be signed by the transfer agent and registrar, by the President or Vice-President and by the Secretary, Treasurer or an Assistant Secretary or Treasurer, and shall be sealed with the seal of the Corporation or facsimile thereof. All certificates for shares shall be consecutively numbered. The name of the person

owning the shares represented thereby with the number of shares and date of issue shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. TRANSFERS OF SHARES – TRANSFER AGENT – REGISTRAR. Transfers of shares of stock shall be made on the stock record or transfer books of the Corporation only by the person named in the stock certificate, or by his attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record book and other transfer records shall be in the possession of the Secretary or of a transfer agent or transfer clerk for the Corporation. The Corporation, by resolution of the Board, may from time to time appoint a transfer agent or transfer clerk, and, if desired, a registrar, under such arrangements and upon such terms and conditions as the Board deems advisable, but until and unless the Board appoints some other person, firm or corporation as its transfer agent or transfer clerk (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the Secretary of the Corporation shall be the transfer agent or transfer clerk of the Corporation without the necessity of any formal action of the Board, and the Secretary, or any person designated by him, shall perform all or the duties thereof.

Section 3. TREASURY STOCK. All issued and outstanding stock of the Corporation that may be purchased or otherwise acquired by the Corporation shall be treasury stock, and shall be subject to disposal by action of the Board of Directors. Such stock shall neither vote nor participate in dividends while held by the Corporation.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board of Directors of the Corporation may close its stock transfer books for a period not exceeding fifty (50) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividend or for the allotment of rights or the date when any change or conversion or exchange of shares shall be effective; or, in lieu thereof, may fix in advance a date, not exceeding fifty (50) days preceding the date of any dividend or for the allotment of rights, or to the date when any change or reconversion or exchange of shares shall be effective, as the record date for determination of Shareholders entitled to notice of, or to vote at, such meeting, or Shareholders entitled to receive payment of any such dividend or to receive any such allotment of rights, or to exercise rights in respect of any such change, conversion or exchange of shares; and the Shareholders of record on such date of closing the transfer books, or on the record date so fixed, shall be the Shareholders entitled to notice of and to vote at, such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be. If the Board of Directors shall not have closed the transfer books or set a record date for the determination of its Shareholders entitled to vote or of any other Shareholder rights, the date on which notice of the meeting is mailed or the date such dividend is declared or other right announced, as the case may be, shall be the record date for such determination of Shareholders so entitled to vote.

ARTICLE VIII - FISCAL YEAR

The fiscal year of the Corporation will begin on the first day of May in each year starting in 1985 and end on the last day of April in each year.

ARTICLE IX - DIVIDENDS

The Board of Directors may from time to time, declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X - SEAL

The Corporation shall have a corporate seal which shall have inscribed around the circumference thereof "TOROTEL, INC., Missouri," and elsewhere thereon shall bear the words "Corporate Seal." The corporate seal may be affixed by impression or may be by facsimile.

ARTICLE XI - WAIVER OF NOTICE

Whenever any notice whatever is required to be given under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of The General and Business Corporation Law of Missouri, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII - INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the

Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of this duty to the Corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that , despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

Any indemnification under either of the first two paragraphs of this Section, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the appropriate statutes of the State of Missouri. Such determination shall be made by the Board of Directors of the Corporation by a majority vote of a quorum of Directors who were not parties to the action, suit, or proceeding, or, if such a quorum is not obtainable, or , even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or by the Shareholders of the Corporation.

Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of the action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

The indemnification provided by this Section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement, vote of Shareholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, join venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation

would have the power to indemnify him against such liability under the provisions of this Section.

ARTICLE XIII - AMENDMENTS

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the affirmative vote of two-thirds of the Corporation's Shareholders at any annual meeting of the Shareholders or at any special meeting of the Shareholders called for that purpose or by the Board of Directors; provided, however, that the power of the Directors to alter, amend, suspend or repeal the By-Laws or any portion thereof may be denied as to any By-Laws or portion thereof enacted by the Shareholders if at the time of such enactment the Shareholders shall so expressly provide.

EXHIBIT I

(See attached)

STINSON
MORRISON
HECKER LLP

www.stinson.com

1201 Walnut, Suite 2900
Kansas C ty, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-9363

June 5, 2007

Torotel, Inc.
620 North Lindenwood
Olathe, KS 66062

Re: Omission of Shareholder Proposal of Basil P. Caloyeras

Ladies and Gentlemen:

By letter dated April 20, 2007, Basil P. Caloyeras (the "Proponent") has requested the inclusion of a shareholder proposal (the "Proposal") and supporting statement in the proxy materials being prepared in connection with the 2007 annual meeting of shareholders (the "Annual Meeting") of Torotel, Inc., a Missouri corporation (the "Company").

The Proposal is a shareholder resolution which requests that the Company's board of directors (the "Board of Directors") (i) submit to a vote of shareholders of the Company for approval an amendment to Article Nine of the Company's Articles of Incorporation (the "Articles"), as follows: "Only a majority of the Shareholders shall have the power to make, alter, amend, suspend or repeal the By-Laws for the Corporation from time to time," and (ii) add a new Article at the end of the Articles, as follows: "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII." The Proponent has also provided a supporting statement which endeavors to justify such action and obtain proxy support.

You have requested our opinion regarding whether the Proponent's proposal would be improper under the Missouri General and Business Corporation Law (the "MGBCL"). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Torotel Letter (defined below).

Documents Reviewed/Scope of Investigation

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

(i) the Proposal and the supporting statement;

(ii) that certain Request for No-Action Letter, of even date herewith (the "Torotel Letter"), from the Company to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), regarding the Company's desire to exclude the Proposal from its proxy statement and form of proxy for the Annual Meeting;

(iii) Section 351.090 of the MGBCL;

(iv) the Articles; and

(v) such other certificates, documents, records and papers, as we have deemed necessary and relevant as a basis for this opinion.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein.

We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assumed that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Opinion

For the reasons articulated below, it is our opinion that, under the laws of the State of Missouri, the Proposal, if implemented, would cause the Company to violate state law because the Proposal is structured as a "mandatory" proposal and not as a "precatory" proposal. Under Section 351.090 of the MGBCL, any shareholder proposal seeking to amend the articles of incorporation of a company cannot be submitted directly by one shareholder to the other shareholders of the company for purposes of voting on such amendment; it can only be submitted to the shareholders for a vote by the company's board of directors. We hereby concur with the legal analysis in the Torotel Letter in Part III of the Bases for Excluding the Proposal section ("The Proposal May Be Excluded under Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause the Company to Violate State Law").

The opinions expressed herein are given only with respect to the present status of the laws of the State of Missouri. We express no opinion as to any matter arising under the laws of any other jurisdiction. This letter is given as of the date hereof, and we assume no obligation to update or supplement this letter in response to subsequent changes in the law or future events or circumstances.

This opinion letter is rendered only to the Company and is solely for its benefit. This opinion letter may not be relied upon or used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose whatsoever, without obtaining in each instance our prior written consent; provided, however, we hereby consent to the Company furnishing a copy of this opinion to the Commission in connection with the Torotel Letter.

STINSON MORRISON HECKER LLP

Stinson Morrison Hecker LLP

SEIGFREID, BINGHAM, LEVY, SELZER & GEE

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
911 MAIN STREET
SUITE 2800
KANSAS CITY, MISSOURI 64105
816 421-4460
FACSIMILE 816 474-3447

JAMES T. SEIGFREID
LARRY J. BINGHAM
ALLAN W. STOPPERAN
GARY J. BROUILLETTE
GORDON D. GEE
ROBERT C. LEVY
KENNETH W. SPAIN
GARY V. FULGHUM
JACK R. SELZER
FRED BELLEMERE III
ROBERT R. BARTUNEK
JOSEPH L. HIERSTEINER
SHARON A. COBERLY
MARK H. GILGUS
MARK R. THOMPSON
PAUL G. SCHEPERS
CINDY A. McCLANNAHAN
JAMES C. TILDEN
GREGORY S. GERSTNER

LORI A. BEAM
DAVID E. SHAY
STEPHEN M. KYLE
RACHEL H. BAKER
TIMOTHY J. FISHER
JOHN M. NEYENS
KARLA KERSCHEN SHEPARD
JEFFREY C. TAUSCHER
HEATHER A. JONES
KATHERINE A. ZOGLEMAN
LARA M. OWENS
KATHARINE E. MILBERGER
JOHN P. LYNCH
DANIEL P. GOLDBERG
JACK M. BEAL
CAROL A. CLEAVER

LYNNE C. KAISER
ROBERT J. MANN
H. BOONE PORTER III
OF COUNSEL

WILLIAM J. BURRELL
1921-1994

July 6, 2007

RECEIVED
2007 JUL -9 AM 10: 38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Torotel's Omission of Shareholder Proposal of Basil P. Caloyeras

Ladies and Gentlemen:

This law firm represents Basil P. Caloyeras (the "Proponent"). We have been asked to respond, on behalf of the Proponent, to the June 5, 2007 letter from Stinson Morrison Hecker LLP, counsel to Torotel, Inc. (the "Company"), requesting that the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") conclude that no enforcement action will be recommended if the Company omits the Proponent's shareholder proposal (the "Proposal") from the Company's proxy materials. In its letter to the Staff, the Company's counsel asks the Staff to concur with the Company's reasoning for excluding the Proposal from the Company's proxy materials on the grounds that the Proposal violates: (1) Rule 14a-8(b), in that the Proponent is unable to make true his statement that he will hold his shares through the date of the annual meeting; (2) Rule 14a-8(i)(1), in that the Proposal is improper under state law; (3) Rule 14a-8(i)(2), in that the Proposal would, if implemented, cause the Company to violate state law; and (4) Rule 14a-8(c), in that the Proposal violates the one-proposal rule because it is allegedly one of several proposals submitted by Proponent and other shareholders who the Company believes are the "alter ego" of the Proponent.

As explained below, we disagree with the Company's assertions and legal conclusions and respectfully request that the Commission deny the Company's request for no-action relief. In support of our submission, we assert that: (1) The Proponent has provided a proper, valid written statement of his intent to hold his shares through the date of the meeting pursuant to Rule 14a-8(b); and the Company's pending, short-term option to purchase the Proponent's shares does

not diminish or negate the Proponent's intent; (2) The Proponent is able to cure the Proposal and remove any potential impropriety under state law, and thus the Proposal complies with Rule 14a-8(i)(1); (3) The Proponent's ability to cure the Proposal of potential impropriety under state law prevents the Proposal from causing the Company to violate state law, and thus the Proposal complies with Rule 14a-8(i)(2); and (4) Not only is there no person acting as an "alter ego" of the Proponent, but the Company failed to properly notify the Proponent pursuant to Rule 14a-8(f)(1) of the alleged deficiency of the one-proposal rule found in Rule 14a-8(c) due to its allegation of the presence of those acting as the "alter ego" of the Proponent.

To maintain uniformity with the June 5 no-action request letter, when "Rule" is referenced in this letter, it means a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

1. **The Proposal May Not Be Excluded Pursuant to Rule 14a-8(b) Because the Proponent Does Intend to Hold the Securities Through the Date of the 2007 Annual Meeting of Shareholders**

Rule 14a-8(b) requires that, in order to submit a shareholder proposal, the shareholder must have held a minimum amount of stock for at least one year and hold that minimum amount through the date of the meeting of shareholders when the proposal will be voted upon. The shareholder must provide a written statement of intent to hold the shares of common stock through the date of the meeting of the shareholders. If a shareholder, having made that statement, fails to hold the shares through the meeting date, Rule 14a-8(f)(2) allows the company to exclude any proposals from that shareholder for the next two years.

The Company incorrectly relies upon Exxon Mobil Corporation (January 23, 2001) and AmVestors Financial Corporation (January 3, 1996) for the proposition that the Proponent has provided a false written statement of his intent to hold his shares through the 2007 Annual Meeting of Shareholders or that the Proponent lacks the ability to honor his statement of intent.

The Proponent entered into an agreement with the Company on April 17, 2007, granting the Company the option to purchase all, but not less than all, of the 2,537,505 shares of Common Stock owned by him, certain family members and a family partnership of which Proponent is a partner, on or before July 31, 2007. The Proponent has not received any information or other indication that the Company will exercise, or is capable of exercising that option. Moreover, information currently available illustrates that the Company will not be in a financial position to exercise the option, absent an extraordinary transaction. As such, the Proponent expects and intends to hold his subject shares through the 2007 Annual Meeting of Shareholders.

The Company contends that the existence of the subject option prevents the Proponent from being able to make true his statement of intent to hold his shares through the 2007 Annual Meeting of Shareholders. However, without any evidence from the Company that it will exercise its option, should the Commission endorse the Company's request to exclude the Proposal, the Proponent would be left in an untenable position. Rule 14a-8(b) was enacted to protect companies and other non-proponent shareholders from the expense of proposals included in proxy materials by shareholders without "some measured economic stake or investment interest in the corporation." Release No. 34-20091 (August 16, 1983). The Proponent clearly has a measurable economic and investment interest in the 998,171 shares of Torotel's Common Stock he holds. Proponent will not take any action to sell his shares or otherwise diminish his substantial economic interest in the Company, other than through the exercise of the option by the Company, which action is outside of the control of the Proponent, and as indicated, does not appear to be a likely event. By preventing the Proponent from protecting that interest because the Company has an option it apparently has no intention of exercising, the Proponent is irreparably harmed.

The Commission is wary of shareholder proposals submitted by shareholders without an intent to own their stock through the meeting date, as expressed in AmVestors Financial Corporation (January 3, 1996) and Exxon Mobil Corporation (January 23, 2001). However, in both of those instances, the shareholders had highly speculative continuing interests.

In AmVestors, the proponent stated that he would hold his stock until after the meeting of the shareholders so long as the shares did not reach his "selling point." The proponent refused to clarify "selling point" for the company despite repeated requests. The Commission supported the company's request to exclude the proponent's proposal because the proponent failed to give a clear intention to hold the stock until the meeting date *or* to explain "selling point" to the company.

In Exxon, the proponent stated that he held and would hold "if possible" his stock until after the meeting of the shareholders. Relying on AmVestors, the company argued that the proponent's failure to give an "unequivocal written statement" of intent to continue owning the stock violated Rule 14a-8(b). Because the proponent failed to clarify his statement of intent and failed to submit a timely statement, the Commission supported the company's request to exclude the proposal. In both instances, the uncertainty was within the control of the proponent, unlike in the present instance.

Here, the Proponent has met all the technical requirements for submission. Furthermore, the Company has not expressed an intent, or indicated its ability, to exercise the option. The Proponent intends to continue owning his stock through the 2007 Annual Meeting of the Shareholders. This is an express statement of intent as opposed to those offered in either Exxon or AmVestors.

The Company, not the Proponent, holds the power to make false the Proponent's intention. The Company is abusing this power, and using the aforementioned agreement and option to place the Proponent in the untenable positions of being unable to protect his interests through submitting the Proposal and being unable to actively pursue any other avenue to protect his investment. The Proposal should be included in the proxy materials for the 2007 Annual Meeting of the Shareholders, because excluding it sets a dangerous precedent—allowing companies like the Company to manipulate shareholders and prevent thoughtful oversight of their operations by the companies' investors.

Finally, the regulations provide a remedy when a proponent fails to hold his shares through the shareholder meeting. Rule 14a-8(f)(2) states that if a shareholder who submits a shareholder proposal fails to hold the required securities through the meeting date, then "the company will be permitted to exclude all of [that shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years."

The Company has no reasonable basis in fact or at law to exclude the Proposal from the proxy materials for the 2007 Annual Meeting of Shareholders. Unless the Company exercises its option, the Proponent clearly intends to hold the shares through the meeting date. Moreover, based on the Company's present financial outlook, the Company is unlikely to exercise its option to purchase the Proponent's shares. Finally, the Company already has a legal remedy against the Proponent if the Proponent fails to hold his shares through the meeting date—exclude proposals from the Proponent for the next two years.

2. **The Proposal May Be Reformulated to Prevent Any Impropriety Under State Law Thus Complying with Rule 14a-8(i)(1)**

The Company objects to the inclusion of the Proposal because the mandatory nature of the Proposal and its substance would be improper under state law. The Proposal sets forth an amendment to the Company's Articles of Incorporation to be adopted by the shareholders, which is the only viable method in which the Proponent can bring the substance of this matter before the Company's owners for discussion, as he has no other alternatives. This amendment would offer shareholders of the Company greater protections in response to the Company's repeated efforts to restrict shareholder rights. As originally submitted, the Proposal is set forth in mandatory, as opposed to precatory, terms.

The Missouri legislature enacted procedures for amending articles of incorporation in Section 351.090 of the Missouri General and Business Corporation Law ("MGBCL"). Specifically, the board of directors must adopt resolutions setting forth proposed amendments to the articles of incorporation and then submit those resolutions to the shareholders for a vote. The board of directors need not adopt the proposed amendment and may submit the proposed amendment directly to the shareholders. Although recently amended, this procedure does not permit a shareholder to submit a proposed amendment to the articles of incorporation directly to other shareholders.

As the Company suggests, if a proposal merely requests the board of directors to take action, the proposal is precatory as opposed to mandatory. See Release No. 34-12999 (November 22, 1976). The Commission has reviewed instances where a mandatory proposal is improper under state law and thus excludable from the proxy materials. See PG&E Corporation (January 18, 2001). However, the Commission has permitted a proponent to cure the defect when the proposal can be "recast as a recommendation or request." PG&E Corporation (January 18, 2001). *See also* Cisco Systems, Inc. (July 29, 2005); The Walt Disney Company (publicly available December 14, 2004); General Electric Company (January 27, 2004). In each of those situations, the Commission granted the proponent seven days to submit a reformulated proposal using precatory terms.

In the present situation, the deficiency letter did not give the Proponent notice that the Proposal would be improper under state law. Although such notice is not required for this particular defect, the Proponent would have, at that time, been able to recast the Proposal. The Proponent is willing to recast his Proposal in precatory terms and has attached a reformulated proposal.

The reformulated proposal will ask shareholders to request that the Company's Board of Directors submit to the shareholders the requested amendments to the Company's Articles of Incorporation for a vote, in compliance with MGBCL § 351.090. Moreover, this satisfies the note to Rule 14a-8(i)(1) which states: "In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

The Proponent respectfully requests that, in view of the Commission's guidance in Cisco Systems, Inc. (July 29, 2005), The Walt Disney Company (publicly available December 14, 2004), General Electric Company (January 27, 2004), and PG&E Corporation (January 18, 2001), the Commission accept this reformulated proposal. This reformulated proposal cures any impropriety under state law.

3. <u>**The Reformulated Proposal Will Not Cause the Company to Violate State Law and Cannot Be Excluded Pursuant to Rule 14a-8(i)(2)**</u>

As previously discussed, the Commission will permit a shareholder to reformulate his or her proposal to be proper under state law. The Proponent's reformulated proposal complies with MGBCL.

Restating our earlier position, the Company did not provide the Proponent notice that his Proposal was defective because it would cause the Company to violate state law. Notice of that deficiency would have allowed the Proponent to cure the defect. The Proponent respectfully requests careful consideration of the reformulated proposal by the Commission. This reformulated proposal, consistent with the no-action letters cited previously, will not cause the company to violate state law. There is no reason to exclude the Proposal on this basis.

4. <u>**The Company Failed to Properly Notify The Proponent of the Alter-Ego Deficiency**</u>

While the Proponent denies the presence of "alter ego" proposals, it is important to note that the Company did not notify the Proponent that his Proposal violated the one-proposal rule due to the alleged presence of alter ego proposals. When the Company notified the Proponent that a deficiency existed due to a violation of the one-proposal rule, the Company simply stated that it *believed* the Proposal was in fact *two* proposals. The Proponent responded by showing his Proposal was in fact one proposal with subcomponents, not two separate proposals. Additionally, simply providing the administrative assistance to other shareholders in transmitting such other shareholders' independently submitted proposals, does not make such other shareholders the alter egos of the Proponent.

The Company never complained or notified the Proponent that his Proposal was deficient under the one-proposal rule due to the presence of alter egos. In fact, the Company is not complaining that the Proposal is two proposals, but the Company brings to the Commission a new complaint. Rule 14a-8(f) requires the Company to give the Proponent notice of the complaint by a deficiency letter, not a request for a no-action letter by this Commission.

According to Rule 14a-8(f)(1), the only time a Company is not required to send a deficiency letter is if the deficiency *cannot* be remedied. <u>See</u> <u>Sabre Holdings Corporation</u> (January 28, 2004) (failure to hold sufficient shares is a deficiency that cannot be cured thus notice is unnecessary); <u>Conoco Phillips</u> (March 24, 2003) (same). Here, a violation of the one-proposal rule can be remedied, thus the Company is required to provide a deficiency notice. Notwithstanding our contention the Proponent has not violated the one-proposal rule, as stated below, the Proponent, with notice, could have withdrawn or reformulate the Proposal. More importantly, the Proponent would have had the opportunity to demonstrate to the Company how no deficiency existed.

The critical factor requiring the Commission's attention is the fact the Company failed to notify the Proponent of this deficiency. The Company's failure to complain of this deficiency within 14 days of receiving the Proposal prevented the Proponent from having the opportunity to respond and withdraw or reformulate the Proposal (as the Company suggested in its deficiency letter), or, alternatively, show how no deficiency existed. Therefore, the Company should be barred from asserting this new complaint as a basis for excluding the Proposal from the 2007 proxy materials. See Huffy Corporation (December 4, 1998) (finding that enforcement action would be appropriate because the company's failure to provide deficiency letter in connection with a curable proposal barred the company from raising an objection).

5. The Caloyeras Family Members Have Filed a Schedule 13D/A Notifying the Company of the Existence of Their Group and that No Other Group Exists

Rule 13d-5(b)(1) states that when two or more people "agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer," the group is considered to have acquired beneficial ownership. Section 13(d) of the Securities Act of 1933, as amended (the "Act"), requires persons or groups which have acquired at least five percent of the beneficial ownership of shares of an issuer to notify the issuer of the securities of that ownership.

The Company has confirmed with the Proponent and Proponent's counsel that no undisclosed group exists. See Torotel, June 5, 2007, No-Action Request Letter, p. 17. In the absence of any undisclosed group, there can be no violation of Section 13(d) or Rule 13d-5. A disclosed group consisting of the Proponent, Aliki Caloyeras, and Alexandra Caloyeras (the Proponent's siblings) does exist. This group was reported in the Schedule 13D/A filed on May 1, 2007. The Proponent is not acting in concert with either Mr. Shiffman or the Wiglesworths, and these individuals are likewise not represented by me or this law firm.

More importantly, when the Proponent and his two siblings agreed to act together, they notified the Company as required by the Act and its corresponding rules. Despite the Company's concerns about the presence of an undisclosed group, the Company has not offered any genuine factual basis for the assertion. In fact, the Company admits it is not using this as an actual basis for excluding the Proposal. It is therefore unclear why the Company has included this information. We can only conclude it is another example of the Company's circuitous attempts to confuse the Commission, further disparage the Proponent, protect the current positions of its directors and officers, and hold down the Company's value.

Conclusion

For all the reasons contained herein, on behalf of the Proponent we respectfully request that the Staff find the Company's arguments inconsistent with the Staff's interpretations and rulings on this issue and deny the Company's request for no-action relief. We respectfully request that the Staff deliver its response to this letter by U.S. first class mail and by facsimile to the number on the first page of this letter.

Very truly yours,

SEIGFREID, BINGHAM, LEVY,
SELZER & GEE, P.C.

Robert C. Levy

RCL:jh

cc: Secretary, Torotel, Inc., 620 N. Lindenwood Drive, Olathe, KS 66062 (via hand delivery)
Victoria Westerhaus, Esq. (via hand delivery)
Howard Z. Berman, Esq. (via e-mail)
Mr. Basil P. Caloyeras (via e-mail)

Annex A

RESOLVED, that the shareholders of Torotel, Inc. (the **"Corporation"**) recommend to the Board of Directors that they submit to the Shareholders for a vote an Amendment to Article Nine of the Corporation's Articles of Incorporation and an Amendment to the Articles of Incorporation by adding a New Article at the end of the Articles of Incorporation, that would have the effect of removing certain related provisions of the Corporation's Amended and Restated By-Laws and preventing further amendment that would have adverse effects on shareholder rights, which will read as follows:

Article Nine, as Amended:

> "Only a majority of the Shareholders shall have the power to make, alter, amend, suspend, or repeal the By-Laws for the Corporation from time to time."

New Article to be Added at End of Articles of Incorporation:

> "With respect to the By-Laws in effect as of the date of this amendment, the following provision is hereby revoked in its entirety: Article XIII."

Supporting Statement

Limiting the ability of shareholders to take governance actions granted to them by law unduly restricts their rights and decreases shareholder value by preventing shareholders from legally protecting their investment in the Corporation.

On June 30, 2006, the Board amended and restated the By-Laws to restrict shareholders from properly presenting and acting upon matters at shareholder meetings. The amendments increased to two-thirds the shareholder vote required to amend the By-Laws. These new By-Laws are part of an overall plan by the current Board and management to retain excessive control of the Corporation at the expense of shareholders.

The proposal restores to shareholders the power to exercise the full breadth of their rights under Missouri law.

Please vote FOR this proposal.

STINSON
MORRISON
HECKER LLP®

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (816) 412-9363

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinson.com
www.stinson.com

RECEIVED

2007 JUL 23 AM 9:35

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 19, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Response of Torotel, Inc. to that Certain Response Letter Regarding the Exclusion of Basil P. Caloyeras' Shareholder Proposal

Ladies and Gentlemen:

On June 5, 2007, this firm, acting as counsel for Torotel, Inc., a Missouri corporation (the "Company"), submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission (the "Staff") concur with the Company's view that the Company was entitled to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Basil P. Caloyeras (the "Proponent").

In response to the Initial Letter, counsel for the Proponent delivered to the Division a letter, dated July 6, 2007 (the "Response Letter"), pursuant to which counsel for the Proponent asserted its opposition to the exclusion of the Proposal. Although this firm and the Company stand by the arguments made in the Initial Letter, we are providing the Staff with this letter in order to record our disagreement with certain statements made in the Response Letter. As a preliminary matter, the Company would like to express its disappointment with the timing of the Response Letter and certain facts that were not included in the Response Letter. The Proponent and his counsel took more than one month (31 days to be exact – well beyond the average response time in these matters) to submit the Response Letter. The Company has the substantial task of ensuring that it prepares and mails the 2007 Proxy Materials in a timely manner. We are concerned that the Proponent's lack of regard for these timing considerations, as well as the Proponent's failure to include certain facts as described below, could result in additional time needed for the Commission's consideration of this matter.

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

I. <u>The Proponent Has Not Made a Proper, Valid Written Statement of His Intent to Hold the Shares Through the Date of the Meeting Pursuant to Rule 14a-8(b)</u>

Rule 14a-8(b) of the proxy rules requires that a shareholder provide a written statement that he intends to own the requisite securities through the date of the shareholders' meeting for which that proposal is being submitted. Moreover, <u>Exxon Mobile Corporation</u> (January 23, 2001) and <u>AmVestors Financial Corporation</u> (January 3, 1996) stand for the proposition that the Staff does not accept any statements regarding a proponent's intent to hold securities that have been restricted or qualified. The Company acknowledges that the Proposal, on its face, lacks any statement of qualification regarding the Proponent's intent to hold the shares; however, the Company questions the veracity of the Proponent's statement given the qualification to the statement created by the Proponent's granting of an irrevocable option to the Company to purchase all of the Proponent's shares.

Proponent cannot in good faith claim that he intends to hold the shares through the 2007 Annual Meeting of Shareholders. This is because, on April 17, 2007, the Proponent and other members of the Caloyeras family entered into a purchase option settlement agreement (the "<u>Option Agreement</u>"), pursuant to which the Company has the unilateral option until July 31, 2007, to purchase all, but not less than all, of the shares of Company common stock held by the Caloyeras family. The Option Agreement clearly evidences the Proponent's intent to sell all of his shares of stock to the Company before the 2007 Annual Meeting of Shareholders if the Company desires to purchase such shares. A valid contract can only exist where there has been a meeting of minds as to all essential terms of the agreement. When the Proponent entered into the Option Agreement, he undoubtedly intended to sell his shares. Words of a contract are generally understood in their ordinary sense, and ascribed their plain meaning. This makes the Proponent's claim that he intends to hold the shares through the 2007 Annual Meeting of Shareholders untenable.

The Proponent's counsel, on behalf of the Proponent, makes a qualified statement of intent in the Response Letter by stating, "Proponent will not take any action to sell his shares or otherwise diminish his substantial economic interest in the Company, *other than through the exercise of the option by the Company, which action is outside of the control of the Proponent...*" [emphasis added] This statement misses the mark. If Proponent clearly intended to hold the shares until the 2007 Annual Meeting of Shareholders, Proponent should not have granted the Company an irrevocable option to purchase the shares. The fact that the Proponent entered into the Option Agreement prior to making the statement of intent or that he does not expressly qualify his statement of intent does not allow the Proponent to evade Rule 14a-8(b).

The Proponent's qualified statement that he will "not take any action to sell his shares or otherwise diminish his substantial economic interest in the Company, other than through the exercise of the option by the Company, which action is outside of

the control of the Proponent..." is analogous to the qualified statements made in Exxon Mobile Corporation (January 23, 2001) and AmVestors Financial Corporation (January 3, 1996). In Exxon, the company successfully excluded a proposal in which the proponent stated, "I hold and will hold *if possible* until after the Meeting the required $2,000 in stock." [emphasis added] In AmVestors, the Company successfully excluded a proposal where the proponent stated, "I plan to keep my stock *until it reaches my selling point.*" [emphasis added] In all three cases, the proponents attempted to qualify their intent to hold their shares until the date of their respective shareholder meetings.

The Proponent's counsel attempts to distinguish the Exxon and AmVestors no action letters by stating that in both these situations, the uncertainty was within the control of the Proponent. First, we found no precedent stating that uncertainty must be within the control of the Proponent. Second, the uncertainty was within the Proponent's control when he entered into the Option Agreement. Furthermore, while it is correct that the option is exercisable solely at the Company's discretion, the Proponent voluntarily chose to give up any control he had over the shares when he entered into the Option Agreement. Therefore, he cannot make an unqualified statement that he intends to hold the shares until the next shareholder meeting. As such, his continuing interest in the Company is highly speculative. The Commission should not allow the Proponent to evade Rule 14a-8(b) merely because he granted the option to the Company prior to making his statement of intent or because the statement of intent does not expressly call out this qualification. To do otherwise would allow any proponent who places his shares under the control of a third party to circumvent the "intent to hold" requirement of Rule 14a-8(b).

The Proponent further argues that the fact the Company has not evidenced any intent to exercise its rights under the Option Agreement is sufficient to demonstrate Proponent's intent to hold the shares through the Annual Meeting of Shareholders. Under the proxy rules, the Company's intent is irrelevant on this issue (as further evidenced by the fact that the Proponent was unable to point to a single no action letter supporting his assertion). The Company entered into the Option Agreement for the purpose of having the unilateral ability to buy all of the shares of Company common stock held by the Proponent and the Caloyeras family. The Company has an option that is currently effective and which it can exercise when it so chooses based on a number of factors. The Company is exercising its discretion, provided under the Option Agreement, to choose to buy the shares of Company common stock held by the Caloyeras family at the optimum time as determined by management of the Company. The Company continues to explore and consider its alternatives with respect to exercising its rights under the Option Agreement, but it does not have to indicate to the Proponent in advance of a purchase under the Option Agreement whether it will exercise or not exercise the option.

Lastly, Proponent's counsel suggests that if the Proponent does not end up holding the shares through the 2007 Annual Meeting of Shareholders, the Company is left with a remedy under 14a-8f(2). We question the validity of this argument. It

appears Proponent's counsel is asking the Commission to ignore one rule violation because the Company may or may not be able to have recourse under another rule. Proponent's counsel again fails to cite a single rule or no action letter supporting this line of argument.

II. The Commission Should Not Allow the Proposal to be Recast as a Precatory Proposal.

We acknowledge the Proponent's willingness to revise the Proposal to make it precatory at this point in time. We also acknowledge that the Commission, if it otherwise determines that a proposal should be included in a company's proxy statement except for its not being in precatory form, often grants proponents an opportunity to modify their proposals within seven (7) calendar days to make them precatory rather than agreeing with a company request that a proposal be omitted because, as originally submitted, it was not precatory. While we might be able to understand such actions with respect to proposals submitted by unsophisticated proponents who are unfamiliar with the constraints imposed by applicable state corporate law (notwithstanding the warning of such constraints set forth in the Note to Rule 14a-8(c)(1)), we do not understand why such a grant should be necessary for the Proponent, who is a sophisticated and experienced shareholder and is represented by sophisticated and experienced counsel.

To permit the Proponent to amend the Proposal after the deadline for submission is unwarranted and imposes an inefficiency on the overall process and the Company's ability to prepare its 2007 Proxy Materials in a timely manner. The proxy rules were established to ensure that shareholders had a meaningful ability to communicate with company management and with each other. The Company has conducted itself in accordance with these rules, but the Proponent has continually failed to comply with the proxy rules, as evidenced in the present instance and the myriad of violations outlined by the Company in Torotel, Inc. (November 1, 2006). In light of this, we urge the Commission to recognize Proponent's ongoing failure to play by the Commission's rules and deny its request to recast the Proposal.

III. The Commission Should Allow the Company to Exclude the Proposal Pursuant to Rule 14a-8(c) Because the Proposal is One of Several Proposals Submitted by the Proponent and Proponent's Friends and Family Who Are Acting as the "Alter Egos" of the Proponent.

The Initial Letter sets forth an overwhelming number of facts that, based on their face and on no-action letter precedent, establish a strong argument that the Proponent is utilizing Aliki Caloyeras, Alexandra Caloyeras, Gary and Shirley Wigglesworth and Daniel Shiffman (collectively, the "Caloyeras Group") as his "alter egos" in an ill-conceived attempt to evade the "one proposal" rule. The Initial Letter also specifically cites 10 no-action letters involving situations substantially similar to the present case in which the Commission allowed the company to exclude the proponent's proposal because the proponent had violated the "one proposal" rule

through the use of "alter egos." We find it worthy to note that in the Response Letter, the Proponent did not attempt to specifically address or refute the facts cited in the Initial Letter on an individual or group basis. We find of similar interest the fact that the Proponent did not attempt to individually address or distinguish any of the 10 no action letters we cited in the Initial Letter. As a result, we believe it is reasonable to conclude that the Proponent recognizes that the facts and the clear precedent are irrefutable.

Our discussion of the relevant no action letter precedent and the analysis of the current facts in accordance with such precedent is clearly outlined in the Initial Letter. The Proponent does not question the precedent, nor does he seek to refute the facts. Rather, he seeks to evade the "one proposal" limitation by relying on two false and very weak assertions: (1) that the Proponent merely provided administrative assistance to the other members of the Caloyeras Group, and (2) that the Company failed to notify the Proponent that his proposal was deficient under the "one proposal" rule due to the fact that the Proponent and his cohorts were acting as the "alter egos" of one another. Once again, the Proponent's argument is unpersuasive.

A. Proponents Provided More Than Mere Administrative Assistance to The Other Members of The Caloyeras Group

The Commission is aware of the possibility that some proponents may attempt to evade the "one proposal" rule through various maneuvers, and has consistently taken a no-action position pursuant to Rule 14a-8(c) and its predecessor rule when an issuer provides reasonable evidence of the utilization of maneuvers intended to evade the "one proposal" limitation. *See* Release No. 32-12999 (November 22, 1976) and Release No. 34-20091. Proponent's attempt to characterize the relationship between himself and the other members of Caloyeras Group as one of mere administrative assistance is inconsistent with the facts. As noted above, we identify in the Initial Letter over 20 facts highlighting more than mere "administrative assistance." As outlined in the Initial Letter, these facts demonstrate a pattern of activity well beyond that of administrative assistance and they mirror the facts in the cited no action letter precedent where the Commission has found that "alter egos" were present. As noted above, the Proponent did not seek to distinguish the no action letter precedent and the facts therein from the facts in the present instance. We believe this is because the facts are not substantively distinguishable.

The overwhelming similarities detailed in our Initial Letter between the Proponent's proposal and the proposals of the other members of the Caloyeras Group signify that the Proponent provided more than mere administrative assistance to the other members of the Caloyeras Group. Rather, they evidence a clear, calculated attempt by the Proponent and his counsel to evade the "one proposal" rule by having others act as the "alter ego" of the Proponent.

B. The Proponent's Assertions That The Company Failed to Apprise Him of The "Alter Ego"/"One Proposal" Rule Are False

The Proponent incorrectly asserts that the Company failed to apprise him of the "alter ego"/"one proposal" rule. The Proponent inaccurately describes the statements made in the Company's deficiency letter to the Proponent, dated May 4, 2007 (the "Deficiency Letter"). First, the Proponent states in the Response Letter that "the Company simply stated [in the Deficiency Letter] that it *believed* the Proposal was in fact *two* proposals." This is false. The actual statement in the Deficiency Letter reads as follows: "The Company believes that the Proposal is, in fact, *at least* two proposals." [emphasis added]

Next, the Proponent asserts that the Company "did not notify the Proponent that his Proposal violated the one-proposal rule due to the alleged presence of alter ego proposals." Once again, the Proponent misrepresents the statements made in the Deficiency Letter. Although the Deficiency Letter does not contain the exact phrase "alter ego", the Proponent is clearly advised of the substantive violation. In Section 3 of the Deficiency Letter, which discusses the possible existence of a "group," a preliminary list of certain facts about the relationship among the Proponent and the Caloyeras Group is provided that we later list and elaborate on in the discussion of "alter egos" in the Initial Letter. In that same section we go on to indicate that "[i]f it were to be found that a "group" existed [based on the facts we cited above in that section], the Company may make the argument that all of the proposals submitted by you and the other individuals listed [therein] should be aggregated for consideration of a violation of the 'one proposal' rule discussed above." Although the Deficiency Letter does not specifically use the phrase "alter ego", the Proponent was clearly advised that the Company was aware of facts suggesting the proposals of the Proponent and the Caloyeras Group could be aggregated for purposes of the "one proposal" rule. The Deficiency Letter provided the Proponent with ample notice that Proponent's proposal was deficient under the "alter ego" rule. Moreover, Proponent is represented by sophisticated and experienced counsel that is capable of identifying a claim brought under Rule 14a-8(c).

Finally, there is no requirement that the Deficiency Letter contain the term "alter ego". For example, in International Business Machines Corp. (January 26, 1998), the Commission granted no-action relief even though IBM never used the term "alter ego" in its deficiency letter. See also, Safeway Inc. (March 10, 2005); TPI Enterprises, Inc. (July 15, 1987); Weyerhaeuser, Co. (December 20, 1995); Stone and Webster, Inc. (March 3, 1995). The Company did, in fact, notify the Proponent of his substantive violation of the proxy rules.

IV. Undisclosed Group

As we noted in the Initial Letter, we believe that an undisclosed group may exist. The reason the Company included this information in its Initial Letter is because the Company is an agent of the shareholders when it comes to pursuing

violations of Section 13d. Therefore, it is the Company's duty to bring notice of possible violations to the attention of the SEC. The inclusion of this argument was not intended to confuse the Commission, but rather an effort to bring notice of a potential violation to the Commission's attention.

CONCLUSION

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2007 Proxy Materials. We request that the Staff deliver its response to this letter via U.S. mail and facsimile to the facsimile number on the first page of this letter (for the Company and its counsel) and to the facsimile number on the first page of the July 6th Response Letter (for the Proponent and his counsel). We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at the number listed on the first page of this letter.

Sincerely,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

Enclosures

cc: H. James Serrone
Basil P. Caloyeras

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Torotel, Inc.
Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to permit only shareholders to make, alter, amend, suspend or repeal the by-laws.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

Ted Yu

Ted Yu
Special Counsel

END